As filed with the Securities and Exchange Commission on January 3, 2002. Registration No. 333-69508

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF
UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

Kansas City Life Variable Life Separate Account (Exact name of trust)

KANSAS CITY LIFE INSURANCE COMPANY
(Name of depositor)
3520 Broadway
Kansas City, Missouri 64111-2565
(Complete address of depositor's principal
executive offices)

C. John Malacarne
Kansas City Life Insurance Company
3520 Broadway Kansas City, Missouri 64111-2565
(Name and complete address of agent for service)

Copy to: Stephen E. Roth, Esq.
                Sutherland Asbill & Brennan LLP
                1275 Pennsylvania Avenue, N.W.
                Washington, D.C. 20004-2415

It is proposed that this filing will become effective as soon as practicable after the effective date.

Title of Securities Being Registered: Flexible Premium Variable Joint Survivorship Life Insurance Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT
KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT OF
Kansas City Life Insurance Company

           Home Office:                            Correspondence to:
           3520 Broadway                         Variable Administration
 Kansas City, Missouri 64111-2565                    P.O. Box 219364
     Telephone (816) 753-7000               Kansas City, Missouri 64121-9364
                                                Telephone (800) 616-3670

This Prospectus describes a flexible Premium survivorship variable universal life insurance contract (“Contract”) offered by Kansas City Life Insurance Company (“Kansas City Life”). We have provided a definition section at the beginning of this Prospectus for your reference as you read.

The Contract is designed to provide insurance protection upon the death of the second of the two Insureds named in the Contract. The Contract also provides you the opportunity to allocate Premiums and Contract Value to one or more Subaccounts of the Kansas City Life Variable Life Separate Account (“Variable Account”) or to the Fixed Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund (“Funds”) as follows:

MFS(R)VARIABLE INSURANCE TRUSTSM	MANAGER

MFS Emerging Growth Series	MFS Investment Management(R)
MFS Research Series
MFS Total Return Series
MFS Utilities Series
MFS Global Governments Series
MFS Bond Series

AMERICAN CENTURY VARIABLE PORTFOLIOS	MANAGER

American Century VP Capital Appreciation	American Century Investment Management, Inc.
American Century VP Income & Growth
American Century VP International
American Century VP Value

FEDERATED INSURANCE SERIES	MANAGER

Federated American Leaders Fund II	Federated Investment Management Company
Federated High Income Bond Fund II	Federated Investment Management Company Federated
Prime Money Fund II	Federated Investment Management Company
Federated International Small Company Fund II	Federated Global Investment Management Corp.

DREYFUS VARIABLE INVESTMENT FUND	MANAGER

Appreciation Portfolio(Initial Class)	The Dreyfus Corporation
Small Cap Portfolio(Initial Class)

DREYFUS STOCK INDEX FUND(Initial Class)	MANAGER

The Dreyfus Corporation
Sub-Investment Adviser: Mellon Equity Associates

THE DREYFUS SOCIALLY	MANAGER
RESPONSIBLE GROWTH FUND, INC. (INITIAL CLASS)

The Dreyfus Corporation Sub-Investment Adviser: NCM
Capital Management Group, Inc.

J.P. MORGAN SERIES TRUST II	MANAGER

J.P. Morgan U.S. Disciplined Equity Portfolio	J.P. Morgan Investment Management Inc.
J.P. Morgan Small Company Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE	MANAGER
PRODUCTS TRUST

Templeton International Securities Fund (Class 2)	Templeton Investment Counsel, Inc.
Franklin Small Cap Fund (Class 2)	Franklin Advisers, Inc.
Franklin Real Estate Fund (Class 2)	Franklin Advisers, Inc.
Templeton Developing Markets Securities Fund (Class 2)	Templeton Asset Management Ltd.

CALAMOS ADVISORS TRUST	MANAGER

Calamos Convertible Portfolio	Calamos Asset Management, Inc.

A.I.M VARIABLE INSURANCE FUNDS	MANAGER

AIM V.I. Dent Demographic Trends Fund	A I M Advisors, Inc.
AIM V.I. New Technology Fund
AIM V.I. Value Fund

SELIGMAN PORTFOLIOS, INC.	MANAGER

Seligman Capital Portfolio(Class 2)	J. & W. Seligman & Co. Incorporated
Seligman Communications and Information Portfolio (Class 2)

The accompanying prospectuses for the Funds describe these portfolios. The value of amounts allocated to the Variable Account will vary according to the investment performance of the Portfolios of the Funds. You bear the entire investment risk of amounts allocated to the Variable Account. Another choice available for allocation of Premiums is our Fixed Account. The Fixed Account is part of Kansas City Life’s general account. It pays interest at declared rates guaranteed to equal or exceed 4%.

The Contract also offers you the flexibility to vary the amount and timing of Premiums and to change the amount of Death Benefits payable. This flexibility allows you to provide for your changing insurance needs under a single insurance contract.

You can select from three Coverage Options available under the Contract:

  Option A: a level Death Benefit;
  Option B: a Death Benefit that fluctuates with the value of the Contract; and
  Option L: provides a Death Benefit pattern that can be level for several years and then can increase at a particular time that you choose.

We also offer a Guaranteed Minimum Death Benefit Option which guarantees payment of the Specified Amount (less the Loan Balance and past due charges) upon the death of the last surviving Insured provided that you meet the Premium requirements.

The Contract provides for a value that you can receive by surrendering the Contract. There is no guaranteed minimum value and there may be no cash surrender value on early surrenders. If the value is insufficient to cover the charges due under the Contract, the Contract will lapse without value. It may not be advantageous to replace existing insurance. Within certain limits, you may return the Contract or exercise a no-fee transfer right.

This Prospectus and the accompanying fund prospectuses provide important information you should have before deciding to purchase a Contract. Please keep these for future reference.

An investment in the Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is the Contract federally insured by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves certain risks, including the loss of Premiums (principal).

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is January 3, 2002

  EFFECT OF COMBINATIONS OF SPECIFIED AMOUNT AND ADDITIONAL INSURANCE AMOUNT..33

DEFINITIONS

Accumulation Unit	An accounting unit used to measure the net investment results of each of the Subaccounts.

Additional Insurance Amount	The amount of insurance coverage under the Contract which is not part of the Specified Amount. The Guaranteed Minimum Death Benefit Option, if elected, does not guarantee the Additional Insurance Amount.

Age	The age of each Insured on their last birthday as of each Contract Anniversary. The Contract is issued at the Age shown in the Contract.

Allocation Date	The date we apply the initial Premium to your Contract. We allocate this Premium to the Federated Prime Money Fund II Subaccount where it remains until the Reallocation Date. The Allocation Date is the later of the date we approve your application or the date we receive the initial Premium at our Home Office.

Beneficiary	The person you have designated to receive any proceeds payable at the death of the last surviving Insured.

Cash Surrender Value	The Contract Value less any applicable surrender charge and any Loan Balance.

Contract Anniversary	The same day and month as the Contract Date each year that the Contract remains in force.

Contract Date	The date on which coverage takes effect, Contract Months, Years and Anniversaries are measured from the Contract Date.

Contract Value	Measure of the value in your Contract. It is the sum of the Variable Account Value and the Fixed Account Value which includes the Loan Account Value.

Contract Year	Any period of twelve months starting with the Contract Date or any Contract Anniversary.

Corridor Death Benefit	A Death Benefit under the Contract designed to ensure that in certain situations the Contract will not be disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code, as amended. The Corridor Death Benefit is calculated by multiplying the Contract Value by the applicable corridor percentage.

Coverage Options	Death Benefit options available which affect the calculation of the Death Benefit. Three coverage options (A, B or L) are available.

Death Proceeds	The amount of proceeds payable upon the death of the last surviving Insured.

Fixed Account Value	Measure of value accumulating in the Fixed Account.

Grace Period	A 61-day period we provide when there is insufficient value in your Contract and after which the Contract will terminate unless you pay additional Premium. This period of time gives you the chance to pay enough Premiums to keep your Contract in force.

Guaranteed Minimum Death Benefit Option	An optional benefit, available only at issue of the Contract. If elected, it guarantees payment of the Specified Amount less the Loan Balance and any past due charges upon the death of the last surviving Insured, provided you meet the Guaranteed Minimum Death Benefit Option Premium requirement.

Guaranteed Minimum Death Benefit Option Premium	The amount we require to guarantee that the Guaranteed Minimum Death Benefit Option remains in effect.

Guaranteed Monthly Premium	A Premium amount which when paid guarantees that your Contract will not lapse during the Guaranteed Payment Period.

Guaranteed Payment Period	The period of time during which we guarantee that your Contract will not lapse if you pay the Guaranteed Monthly Premiums.

Home Office	P.O. Box 219364, Kansas City, Missouri 64121-9364.

Insureds	The two persons whose lives we insure under the Contract.

Lapse	Termination of the Contract because there is not enough value in the Contract when the Grace Period ends.

Loan Account	The Loan Account is used to track loan amounts and accrued interest on the loan. It is part of the Fixed Account.

Loan Account Value	Measure of the amount of Contract Value assigned to the Loan Account.

Loan Balance	The sum of all outstanding Contract loans plus accrued interest.

Monthly Anniversary Day	The day of each month as of which we make the Monthly Deduction. It is the same day of each month as the Contract Date, or the last day of the month for those months not having such a day.

Monthly Deduction	The amount we deduct from the Contract Value to pay the cost of insurance charge, monthly expense charges, any applicable Guaranteed Minimum Death Benefit Option charge, and any charges for optional benefits and/or riders. We make the Monthly Deduction as of each Monthly Anniversary Day.

Net Investment Factor	An index used to measure Subaccount performance. We describe calculation of the Net Investment Factor on page 30.

Owner, You, Your	The person entitled to exercise all rights and privileges of the Contract.

Planned Premiums	The amount and frequency of Premiums you chose to pay in your last instructions to us. This is the amount we will bill you. It is only an indication of your preferences of future Premiums.

Premium Expense Charges	The amounts we deduct from each Premium which include the Sales Charge and the Premium Tax Charge.

Premium(s)	The amount you pay to purchase the Contract. It includes both Planned Premiums and Unscheduled Premiums.

Proceeds	The total amount we are obligated to pay.

Reallocation Date	The date as of which the Contract Value we initially allocated to the Federated Prime Money Fund II Subaccount on the Allocation Date is allocated to the Subaccounts and/or to the Fixed Account. We allocate the Contract Value based on the Premium allocation percentages you specify in the application. The Reallocation Date is 30 days after the Allocation Date.

Specified Amount	The Total Sum Insured less any Additional Insurance Amount provided under the Contract.

Subaccounts	The divisions of the Variable Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund.

Subaccount Value	Measure of the value in a particular Subaccount.

Total Sum Insured	The sum of the Specified Amount and any Additional Insurance Amount provided under the Contract. This amount does not include any additional benefits provided by riders.

Unscheduled Premium	Any Premium other than a Planned Premium .

Valuation Day	Each day the New York Stock Exchange is open for business.

Valuation Period	The interval of time beginning at the close of business on one Valuation Day and ending at the close of business on the next Valuation Day. Close of business is at 3 p.m. Central Standard Time.

Variable Account Value	The Variable Account Value is equal to the sum of all Subaccounts Values of a Contract.

We, Our, Us, Kansas City Life	Kansas City Life Insurance Company

Written Notice/Written Request	A written notice or written request in a form satisfactory to us that is signed by the Owner and received at the Home Office.

SUMMARY AND DIAGRAM OF THE CONTRACT

The following summary of Prospectus information and diagram provides an overview of the Contract. Please read it along with the detailed information which follows in this Prospectus and the Contract.

        Who Should Purchase a Contract. The Contract is designed to provide long-term insurance benefits on the two Insureds and may also provide long-term accumulation of value. You should evaluate the Contract in conjunction with other insurance policies that you own and you should consider your insurance needs and the Contract’s long-term investment potential. It may not be advantageous to replace existing insurance coverage with this Contract. You should carefully consider replacement especially if the decision to replace existing coverage is based solely on a comparison of illustrations. (See “ILLUSTRATIONS,” on page 38 and “Specialized Uses of the Contract,” on page 37.)

        The Contract. The Contract is a flexible premium survivorship variable universal life insurance contract. As long as it remains in force it provides lifetime insurance protection on the death of the second of the two Insureds. You pay Premiums for insurance coverage. The Contract also provides for accumulation of Premiums and a value if the Contract terminates. The value during the early years of the Contract is likely to be much lower than the Premiums paid.

The Death Benefit may and the Contract Value will increase or decrease to reflect the investment performance of the Subaccounts to which you allocate Premiums. There is no guaranteed minimum value. However, there is a Guaranteed Minimum Death Benefit Option. Under this option we guarantee that we will pay the Specified Amount upon the death of the last surviving Insured (regardless of the Contract’s investment performance) as long as you have met the Guaranteed Minimum Death Benefit Option Premium requirement. (See “Guaranteed Minimum Death Benefit Option,” page 32.) If this option in not in effect and the value is not enough to pay charges due, then the Contract will lapse without value after a Grace Period. (See ” Premiums to Prevent Lapse,” page 22.) We do guarantee to keep the Contract in force during the first three years of the Contract as long as you meet certain Premium requirements. (See “Guaranteed Payment Period and Guaranteed Monthly Premium” page 21). If a Contract lapses while loans are outstanding, adverse tax consequences may result. (See “TAX CONSIDERATIONS,” page 48.) The Contract also permits loans and partial surrenders, within limits.

We may offer other variable life insurance contracts that have different death benefits, contract features and optional programs. These contracts would also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact your registered representative.

        Free Look Right to Cancel. For a limited time, you have the right to cancel your Contract and receive a refund. (See "Free Look Right to Cancel Contract", page 20.)

        Illustrations. Illustrations in this Prospectus or those used in connection with the purchase of a Contract are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and do not show past or future performance. Actual rates of return may be higher or lower than those shown in Contract illustrations. Actual Contract Values will be different from those illustrated.

The illustrations show Contract Values based on both current charges and guaranteed charges. (See “ILLUSTRATIONS,” page 37.)

        Contract Tax Compliance.We intend for the Contract to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Due to the lack of guidance, however, there is uncertainty in this regard, particularly if you pay the full amount of Premiums permitted under the Contract. Under certain circumstances, federal tax law views a Contract as a “modified endowment contract.” Violation of the definition of life insurance and/or designation as a “modified endowment contract” will affect the tax advantages offered. We will monitor Contracts and will notify you on a timely basis if, based on our interpretation, your Contract is in jeopardy of violating the definition of life insurance or becoming a modified endowment contract. (See”TAX CONSIDERATIONS,” page 48, for further discussion of the tax status of a Contract and the tax consequences.)

         Owner Inquiries. If you have any questions, you may write or call Kansas City Life's Home Office at P.O. Box 219364, Kansas City, MO 64121-9364, 1-800-616-3670.

For information concerning compensation paid for the sale of Contracts, see “Sale of the Contracts,” page 49.

DIAGRAM OF CONTRACT

PREMIUMS

  You select a payment plan (Planned Premium), but you are not required to pay Premiums according to the plan. You can vary the amount and frequency and can skip Planned Premiums. (See page 20 for rules and limits.)

  The Contract’s minimum initial Premium and Planned Premium depend on the Insureds’ Age, sex, risk class, Specified Amount and any optional benefits and/or riders selected.

  You may pay Unscheduled Premiums, within limits. (See page 20.)

  Under certain circumstances, which include taking excessive Contract loans, you may have to pay extra Premiums to prevent lapse. (See page 22.)

DEDUCTIONS FROM PREMIUMS

  We deduct a Premium TaxCharge of 2.25% of all Premiums to cover any state and local premium taxes.(See page 26.)

  We deduct a Sales Charge of 6.00% of all Premiums to cover sales and administrative expenses.

ALLOCATION OF PREMIUMS

  You direct the allocation of Premiums among the Subaccounts of the Variable Account and/or the Fixed Account. We apply Premiums to your Contract after deducting the Sales Charge and Premium Tax Charge. (See page 23 for rules and limits on Premium allocations.)

  Each Subaccount invests in a corresponding portfolio of the Funds. While this Contract is in force, the Contract Value will vary according to the investment performance of the Portfolios of the Funds.

  We credit amounts allocated to the Fixed Account at interest rates guaranteed to equal or exceed 4%. (See page 23 for rules and limits on transfers from the Fixed Account.)

DEDUCTIONS FROM CONTRACT VALUE

  There is a Monthly Deduction for cost of insurance, monthly expense charges, and charges for any optional benefits and/or riders.

  The monthly expense charge is $7.50 per month.

  The Monthly Per Thousand of Specified Amount Charge varies by age and number of years the contract is in force but will not exceed $0.35 per thousand of face amount. (See chart and explanation on page 26.)

  There is no charge for the Guaranteed Minimum Death Benefit Option for the first 10 Contract Years. Beginning in the 11th Contract year, the monthly Guaranteed Minimum Death Benefit Option charge is: Current- $0.01 Per Thousand of Specified Amount; Guaranteed-$0.03 Per Thousand of Specified Amount. This charge only applies if you elect this option.

  Cost of insurance charges apply each month for all Contract Years. (See page 26.)

  The partial surrender fee is the lesser of: (a) 2% of the amount surrendered; or (b) $25.

  See page 46 for a description of charges for any additional benefits or riders.

  A $25 transfer processing fee applies for any Subaccount and/or Fixed Account transfers occurring after the first six transfers in each Contract Year. The first six transfers are free.

DEDUCTIONS FROM ASSETS

  There is a daily charge from the Subaccounts for mortality and expense risks. This charge is 0.625% on a current basis and a guaranteed basis. (See page 28.) We do not deduct this charge from the Fixed Account Value.

  Management fees and other expenses are deducted from the assets of each Portfolio before the calculation of Subaccount Values. (See page 28.) The following tables should assist you in understanding the fund expenses that you will bear. The annual expenses for the Funds are expenses for the most recent fiscal year, except as noted below. Expenses of the Funds are not fixed or specified in the Contract and actual expenses may vary. For a more complete description of the various expenses see the prospectuses for the underlying Funds that accompany this Prospectus.

CONTRACT VALUE

  Contract Value is equal to Premiums less Premium expense charges, as adjusted each Valuation Day to reflect Subaccount investment experience, interest credited on Fixed Account Value, charges deducted and other Contract transactions. (See page 29.)

  It varies from day to day. There is no minimum guaranteed Contract Value. The Contract may lapse if the Contract Value is insufficient to cover a Monthly Deduction due. (See page 23.)

  It can be transferred among the Subaccounts and Fixed Account. We apply a transfer processing fee of $25.00 if you make more than 6 transfers in a Contract Year. (See page 23 for rules and limits.)

  It is the starting point for calculating certain values under a Contract, such as the Cash Surrender Value and the Death Benefit.

  We may credit a “bonus” to the Contract Value on each Monthly Anniversary Day beginning on the first Monthly Anniversary Date after the Contract Date. The bonus applies to Contracts with a Total Sum Insured of $5,000,000 or above and equals an annual rate of 0.125% of the Variable Account Value. This bonus is not guaranteed.

CASH BENEFITS

  You may take loans for amounts up to the Cash Surrender Value less loan interest to the next Contract Anniversary. A 6% annual effective interest rate applies. Currently, a preferred loan is available beginning in the 11th Contract Year. (See page 35 for rules and limits.) Loans may have adverse tax consequences.

  Partial surrenders generally are available provided you have enough remaining Cash Surrender Value. A partial surrender fee applies which is the lesser of 2% of the amount surrendered or $25. Partial surrenders may have adverse tax consequences.

  You may surrender the Contract in full at any time for its Cash Surrender Value. A surrender charge based on the issue ages, risk class, policy size and sex of each Insured and the Specified Amount will apply during the first 10 Contract years. (See page 36.) The surrender charge factor will never exceed $50 per thousand of the Specified Amount. Surrenders may have adverse tax consequences.

  Under some circumstances the amount of the surrender charge during the first few Contract Years could result in a Cash Surrender Value of zero.

  Payment options are available. (See page 36.)

DEATH BENEFITS

  Death Benefits pass income tax free to the Beneficiary.

  They are available as a lump sum or under a variety of payment options.

  The minimum initial Total Sum Insured is $200,000 which may be made up of a combination of Specified Amount and Additional Insurance Amount. The Specified Amount must be at least $100,000. We may allow these minimum limits to be reduced. (See page 19.)

  There are three Coverage Options available (See page 31):
  Option A - at least equal to the Total Sum Insured;
  Option B – at least equal to the Total Sum Insured plus Contract Value; and
  Option L – at least equal to the sum of the Total Sum Insured and an amount equal to the Contract Value multiplied by the applicable Option L Death Benefit percentage less the Total Sum Insured.

  The Guaranteed Minimum Death Benefit Option is available at issue (restrictions may apply). If elected, the Guaranteed Minimum Death Benefit Option Premium requirement must be met to keep the option in effect. (See page 32.)

  There is flexibility to change the Coverage Option and Specified Amount. (See page 31 for rules and limits.) Changing the Coverage Option or Specified Amount may have tax consequences.

  There are optional benefits and/or riders that may be available. (See page 47.)

  We deduct any Loan Balance from the amount payable.

TABLE OF FUND EXPENSES

The portfolios in the Funds pay management (or investment advisory) fees and other expenses. The following tables helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2000, as a percentage of each Fund’s average net assets.

                                                    MFS               MFS               MFS
                                                  Emerging    MFS    Total     MFS     Global    MFS
                                                   Growth  Research  Return Utilities  Gov't     Bond
                                                   Series   Series   Series  Series    Series   Series
MFS(R)Variable Insurance TrustSM Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)         0.75%     0.75%   0.75%    0.75%    0.75%    0.60%
Other Expenses 1/                                  0.10%     0.10%   0.15%    0.16%    0.32%    0.40%
Total Annual Fund Expenses 1/                      0.85%     0.85%   0.90%    0.91%    1.07%    1.00%
Expense Reimbursement2/                             _NA_      _NA_    _NA_     _NA_   (0.16%)  (0.24%)
Net Annual Fund Expenses1/                         0.85%     0.85%   0.90%    0.91%    0.91%    0.76%

                                                                  Am Cent     Am Cent VP
                                                                VP Capital     Income &  Am Cent VP  Am Cent
                                                               Appreciation     Growth     International VP Value
American Century Variable Portfolios Annual Expenses (as a
percentage of average net assets)
Management Fees (Investment Advisory Fees)                         0.98%        0.70%          1.23%      1.00%
Other Expenses 3/                                                  0.00%        0.00%          0.00%      0.00%
Total Annual Fund Expenses3/                                       0.98%        0.70%          1.23%      1.00%

                                                     Federated   Federated    Federated  Federated
                                                     American   High Income     Prime    International
                                                      Leaders       Bond        Money    Small Company
                                                      Fund II     Fund II      Fund II   Fund II
Federated Insurance Series Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)             0.75%       0.60%        0.50%         1.25%
Rule 12b-1 Fees 4/                                      NA           NA           NA          0.25%
Shareholder Services Fee 4/                            0.25%       0.25%        0.25%         0.25%
Other Expenses                                         0.12%       0.16%        0.19%         4.49%5/
Total Annual Fund Expenses 4/                          1.12%       1.01%        0.94%         6.24%
Waiver of Fund Expenses 4/                            (0.25%)     (0.25%)      (0.27%)       (4.74%)
Net Annual Fund Expenses 4/                            0.87%       0.76%        0.67%         1.50%

                                                               Dreyfus           Dreyfus
                                                            Appreciation         Small Cap
                                                             Portfolio -       Portfolio -
                                                           Initial Shares    Initial Shares
Dreyfus Variable Investment Fund Annual Expenses (as a
percentage of average net assets)
Management Fees (Investment Advisory Fees)                      0.75%             0.75%
Other Expenses                                                  0.03%             0.03%
Total Annual Fund Expenses                                      0.78%             0.78%

                                                        Dreyfus Stock
                                                         Index Fund -
                                                           Initial
                                                            Shares
Dreyfus Stock Index Fund Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                  0.25%
Other Expenses                                              0.01%
Net Annual Fund Expenses                                    0.26%

                                                               The Dreyfus
                                                                Socially
                                                               Responsible
                                                              Growth Fund,
                                                             Inc. - Initial
                                                                 Shares
The Dreyfus Socially Responsible Growth Fund, Inc.
Annual Expenses (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                        0.75%
Other Expenses                                                    0.03%
Net Annual Fund Expenses                                          0.78%

                                                    JP Morgan      JP Morgan
                                                      U.S.       Small Company
                                                   Disciplined     Portfolio
                                                     Equity
                                                    Portfolio
J.P. Morgan Series Trust II Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)            0.35%          0.60%
Other Expenses                                        0.52%          1.97%
Total Annual Fund Expenses 6/                         0.87%          2.57%
Expense Reimbursement 6/                             (0.02%)        (1.42%)
Net Annual Fund Expenses 6/                           0.85%          1.15%

                                                                                                               Templeton
                                                               Templeton                                   Developing
                                                             International  Franklin Small Franklin Real   Markets
                                                              Securities   Cap Fund (Class  Estate Fund    Securities Fund
                                                            Fund (Class 2)      2) 7/        (Class 2)     (Class 2) 7/
                                                                  7/
Franklin Templeton Variable Insurance Products Trust Annual
Expenses (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                       0.67%          0.53%          0.58%            1.25%
Rule 12b-1 Fees                                                  0.25%          0.25%          0.25%            0.25%
Other Expenses                                                   0.20%          0.28%          0.02%            0.31%
Total Annual Fund Expenses                                       1.12%          1.06%          0.85%            1.81%
Management Fee Reduction                                          NA           (0.04%)          NA                NA
Net Annual Fund Operating Expense                                1.12%          1.02%          0.85%            1.81%

                                                            Calamos
                                                          Convertible
                                                           Portfolio
Calamos Advisors Trust Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                   0.75%
Other Expenses                                               2.69%
Total Annual Fund Expenses                                   3.44%
Expense Reimbursement                                       (2.44%)
Net Annual Fund Expenses8/                                   1.00%

                                                  AIM V.I. Dent       AIM V.I. New     AIM V.I.
                                                Demographic Fund    Technology Fund   Value Fund

AIM Variable Insurance Funds
Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)            0.72%              1.00%              0.61%
Other Expenses                                        0.81%              0.31%              0.23%
Total Annual Fund Expenses                            1.63%              1.31%              0.84%
Waiver of Fund Expenses                              (0.13%)              N/A                N/A%
Net Annual Fund Expenses8/                         1.50%9/10/            1.31%              0.84%

                                               Seligman Capital     Seligman Communications
                                             Portfolio (Class 2)   and Information Portfolio
                                                                           (Class 2)
Seligman Portfolios, Inc. Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)          0.40%                    0.75%
Rule 12b-1 Fees                                     0.25%                    0.25%
Other Expenses                                      0.19%                    0.12%
Total Annual Fund Expenses                          0.84%                    1.12%
Waiver of Fund Expenses                             N/A%11/                  N/A11/
Net Annual Fund Expenses8/                         0.84%11/                 1.12%11/

The above tables are intended to assist you in understanding the costs and expenses that you will bear, directly or indirectly. The tables reflect expenses of the Variable Account as well as for the Funds. The Contract Owner transaction expenses, annual administration fee, and Variable Account annual expenses are based on charges described in the Contract. The annual expenses for the Funds are expenses for the most recent fiscal year, except as noted below. For a more complete description of the various costs and expenses, see “CHARGES AND DEDUCTIONS” on page 29 of this Prospectus and the prospectuses for the underlying Funds that accompany it.

__________
1/	Each series has an expense offset arrangement which reduces the series’ custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series’ expenses. “Other Expenses” do not take into account these expense reductions and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, “Net Expenses” would be lower for certain series and would equal:

          0.84% for Emerging Growth Series   0.90% for Utilities Series
          0.85% for Research Series          0.90% for Global Governments Series
          0.89% for Total Return Series      0.75% for Bond Series
2/	MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series’ “Other Expenses” (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year:

          0.15% for Global Governments Series   0.15% for Bond Series
These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

3/	The investment adviser to American Century Variable Portfolios pays all the expenses of the Fund except brokerage, taxes, interest, fees and expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. For the services provided to the American Century VP Capital Appreciation Fund, the manager receives an annual fee of 1.00% of the first $500 million of the average net assets of the fund, 0.95% of the next $500 million and 0.90% thereafter. For the services provided to the American Century VP International Fund, the manager receives an annual fee of 1.50% of the first $250 million of the average net assets of the fund, 1.20% of the next $250 million and 1.10% thereafter. For the services provided to the American Century VP Value Fund, the manager receives an annual fee of 1.00% of the first $500 million of the average net assets of the fund, 0.95% of the next $500 million and 0.90% thereafter.

4/	The Fund did not pay or accrue the shareholder services fee on the Rule 12b-1 fee during the fiscal year ended December 31, 2000. The Fund has no present intention of paying or accruing the shareholder service fee during the fiscal year ending December 31, 2001.

5/	Since the Fund recently commenced operations, Other Expenses is based on estimates for the current year.

6/	The trust, on behalf of each portfolio, has an Administrative Services Agreement (the “Services Agreement”) with Morgan Guaranty Trust Company of New York (“Morgan Guaranty”), under which Morgan Guaranty is responsible for certain aspects of the administration and operation of each portfolio. Under the Service Agreement, each portfolio has agreed to pay Morgan Guaranty a fee based on the percentages described below. If total expenses of each portfolio, excluding the advisory fees, exceed the expense limits of: 0.50% of the average daily net assets of J.P. Morgan U.S. Disciplined Equity Portfolio and 0.55% of the average daily net assets of J.P. Morgan Small Company Portfolio, Morgan Guaranty will reimburse each portfolio for the excess expense amount and receive no fee. Should such expenses be less than the expense limits, Morgan Guaranty’s fees would be limited to the difference between such expenses and the fees calculated under the Services Agreement.

7/	Franklin Small Cap Fund expenses have been restated to reflect a new management fee in effect since May 1, 2000. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund’s involvement in a Franklin Templeton money fund. This reduction is required by the Fund’s Board of Trustees as an order of the Securities Exchange Commission.

8/	Pursuant to a written agreement the investment manager has voluntarily undertaken to waive fees and/or reimburse portfolio expenses so that the Total Annual Fund Expenses are limited to 1.00% of the portfolio’s average net assets. The fee waiver and/or reimbursement is binding on the investment manager through May 31, 2002.

9/	Expenses have been restated to reflect current fees

10/	Expenses have been restated to reflect current fees. The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expenses on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total annual fund operating expenses to 1.50% of average daily net assets until December 31, 2001.

11/	The manager of Seligman Capital Portfolio and Seligman Communications and Information Portfolio has voluntarily agreed to reimburse “Other Expenses” of the Portfolio to the extent they exceed 0.20% per annum of average daily net assets.

GENERAL INFORMATION ABOUT KANSAS CITY LIFE

Kansas City Life Insurance Company

Kansas City Life Insurance Company is a stock life insurance company organized under the laws of the State of Missouri in 1895. Kansas City Life is currently licensed to transact life insurance business in 48 states and the District of Columbia.

We are regulated by the Department of Insurance of the State of Missouri as well as by the insurance departments of all other states and jurisdictions in which we do business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. We also file the forms for the Contract described in this Prospectus with insurance officials in each state and jurisdiction in which Contracts are sold.

We are a member of the Insurance Marketplace Standards Association (“IMSA”) and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE VARIABLE ACCOUNT AND THE FUNDS

Kansas City Life Variable Life Separate Account

We established the Kansas City Life Variable Life Separate Account as a separate investment account under Missouri law on April 24, 1995. This Variable Account supports the Contracts and may be used to support other variable life insurance contracts as well as for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and is a “separate account” within the meaning of the federal securities laws. We have established other separate investment accounts that may also be registered with the SEC.

The Variable Account is divided into Subaccounts. The Subaccounts available under the Contracts invest in shares of portfolios of the Funds. The Variable Account may include other Subaccounts not available under the Contracts and not otherwise discussed in this Prospectus. We own the assets in the Variable Account.

We apply income, gains and losses of a Subaccount (realized or unrealized) without regard to any other income, gains or losses of Kansas City Life or any other separate account. We cannot use Variable Account assets (reserves and other contract liabilities) to cover liabilities arising out of any other business we conduct. We are obligated to pay all benefits provided under the Contracts.

The Funds

Each of the Funds is registered with the SEC as a diversified open-end management investment company under the 1940 Act. However, the SEC does not supervise their management, investment practices or policies. Each Fund is a series fund-type mutual fund made up of the Portfolios and other series that are not available under the Contracts. The investment objectives of each of the Portfolios is described below.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other mutual fund portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolios, even if the other portfolio has the same investment adviser or manager.

Not all Funds may be available in all States.

MFS® VARIABLE INSURANCE TRUSTSM

        MFS Emerging Growth Series (Manager: MFS Investment Management®  ). The Emerging Growth Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series’ investment objective of long-term growth of capital. The Series’ policy is to invest primarily (i.e., at least 65% of its assets under normal circumstances) in common stocks of companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).

        MFS Research Series (Manager: MFS Investment Management® ). The Research Series seeks to provide long-term growth of capital and future income. The Series’ assets are allocated to selected economic sectors and then to industry groups within those sectors.

        MFS Total Return Series (Manager: MFS Investment Management® ). The Total Return Series seeks to provide above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

        MFS Utilities Series (Manager: MFS Investment Management® ). The Utilities Series seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Series will seek to achieve its objective by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of both domestic and foreign (including emerging market) companies in the utilities industry.

        MFS Global Governments Series (Manager: MFS Investment Management® ). The Global Governments Series seeks income and capital appreciation. The Series invests, under normal market conditions, at least 65% of its total assets in U.S. government securities, foreign government securities, corporate bonds, mortgage-backed securities, asset-backed securities, and derivative securities.

        MFS Bond Series (Manager: MFS Investment Management® ). The Bond Series seeks primarily to provide as high a level of current income as is believed consistent with prudent investment risk and secondarily to protect Shareholders’ capital. Up to 20% of the Series’ total assets may be invested in lower-rated or non-rated debt securities commonly known as “junk bonds.”

AMERICAN CENTURY VARIABLE PORTFOLIOS

        American Century VP Capital Appreciation Portfolio (Manager: American Century Investment Management, Inc.). The investment objective of American Century VP Capital Appreciation is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in common stocks that are considered by the investment adviser to have better-than-average prospects for appreciation.

         American Century VP Income & Growth (Manager: American Century Investment Management, Inc.) . American Century VP Income & Growth seeks dividend growth, current income and capital appreciation. The fund will seek to achieve its investment objective by investing in common stocks.

        American Century VP International (Manager: American Century Investment Management, Inc.). The investment objective of American Century VP International Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation. International investment involves special risk considerations. These include economic and political conditions, expected inflation rates and currency swings.

         American Century VP Value (Manager: American Century Investment Management, Inc.). American Century VP Value seeks long-term capital growth. Income is a secondary objective. The fund will seek to achieve its investment objective by investing in securities that management believes to be undervalued at the time of purchase.

FEDERATED INSURANCE SERIES

        Federated American Leaders Fund II (Manager: Federated Investment Management Company). The primary investment objective of the Federated American Leaders Fund II is to achieve long-term growth of capital. The Fund’s secondary objective is to provide income. The Fund pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of “blue-chip” companies, which are generally top-quality, established growth companies.

        Federated High Income Bond Fund II (Manager: Federated Investment Management Company). The investment objective of the Federated High Income Bond Fund II is to seek high current income. The Fund endeavors to achieve its objective by investing primarily in lower-rated corporate debt obligations commonly referred to as “junk bonds.”

        Federated International Small Company Fund II (Manager: Federated Global Investment Management Corp). The investment objective is to provide long-term growth of capital. The Fund pursues its investment objective by investing at least 65% of its assets in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.

        Federated Prime Money Fund II (Manager: Federated Investment Management Company). The investment objective of the Federated Prime Money Fund II is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.

DREYFUS VARIABLE INVESTMENT FUND

         Appreciation Portfolio (Manager: The Dreyfus Corporation; Sub-Investment Advisor: Fayez Sarofim & Co.). The portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals the portfolio invests in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

        Small Cap Portfolio (Manager: The Dreyfus Corporation). The portfolio seeks to maximize capital appreciation. To pursue this goal, the portfolio primarily invests in small-cap companies with the total market values of less than $2 billion at the time of purchase. The portfolio may continue to hold the securities of companies as their market capitalizations grow and thus, at any given time, a substantial portion of the portfolio holdings may have market capitalizations in excess of $2 billion. The investments may include common stocks, preferred stocks, and convertible stocks, including those issued in initial public offerings.

Dreyfus Stock Index Fund (Manager: The Dreyfus Corporation; Index Sub-Investment Advisor: Mellon Equity Associates).

The fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index. The S&P 500 is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the fund.

The Dreyfus Socially Responsible Growth Fund, Inc. (Manager: The Dreyfus Corporation; Sub-Investment Adviser: NCM Capital Management Group, Inc.).

The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

J.P. MORGAN SERIES TRUST II

         J.P. Morgan U.S. Disciplined Equity Portfolio (Manager: J.P. Morgan Investment Management Inc.). J.P. Morgan U.S. Disciplined Equity Portfolio seeks to provide a high total return from a portfolio comprised of selected equity securities. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The Portfolio invests primarily in the common stocks of U.S. corporations typically represented by the Standard & Poor's 500 Stock Index with market capitalizations above $1.5 billion.

         J.P. Morgan Small Company Portfolio (Manager: J.P. Morgan Investment Management Inc.). The investment objective of J.P. Morgan Small Company Portfolio is to provide a high total return from a portfolio of equity securities of small companies. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations greater than $110 million and less than $1.5 billion.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Effective May 1, 2000, each fund in the Templeton Variable Products Series Fund merged with the similar, corresponding fund of the Franklin Templeton Variable Insurance Products Trust.

        Templeton International Securities Fund (Class 2) (Manager: Templeton Investment Counsel, Inc.). The investment objective of Templeton International Securities Fund is long-term capital growth. The Fund invests in equity securities of companies located outside the United States, including those in emerging markets.

        Franklin Small Cap Fund (Class 2) (Manager: Franklin Advisers, Inc.). The Fund’s investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of U.S. small capitalization (small cap) companies. For this Fund, small cap companies are those companies with market cap values not exceeding (i) $1.5 billion; or (ii) the highest market cap value in the Russell 2000 Index; whichever is greater at the time of purchase.

        Franklin Real Estate Fund (Class 2) (Manager: Franklin Advisers, Inc). The Fund’s principal investment goal is capital appreciation. Its secondary goal is to earn current income. Under normal market conditions, the Fund will invest at least 65% of its total assets in securities of companies operating in the real estate industry.

         Templeton Developing Markets Securities Fund (Class 2) (Manager: Templeton Asset Management Ltd.). The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 65% of its total assets in emerging market equity securities.

CALAMOS ADVISORS TRUST

         Calamos Convertible Portfolio (Manager: Calamos Asset Management, Inc.). Calamos Convertible Portfolio seeks current income as its primary objective with capital appreciation as its secondary objective. The Portfolio invests primarily in a diversified portfolio of convertible securities. These convertible securities may be either debt securities (bonds) or preferred stock that are convertible into common stock, and may be issued by both U.S. and foreign companies.

A I M VARIABLE INSURANCE FUNDS

         AIM V.I. Dent Demographic Trends Fund (Manager: A I M Advisors, Inc.). The investment objective is long-term growth of capital. The Fund seeks to meet its objective by investing in securities of companies that are likely to benefit from changing demographic, economic and lifestyle trends.

         AIM V.I. New Technology Fund (Manager: A I M Advisors, Inc.)( formerly known as AIM V.I. Telecommunications and Technology Fund). The investment objective is long-term growth of capital. The Fund seeks to meet its objective by investing at least 65% of its total net assets in equity securities of technology and science companies.

         AIM V.I. Value Fund (Manager: A I M Advisors, Inc.). The investment objective is to achieve long-term growth of capital. Income is a secondary objective. The Fund seeks to meet its objectives by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities or relative to the equity market generally.

SELIGMAN PORTFOLIOS, INC.

         Seligman Capital Portfolio (Class 2) (Manager: J. & W. Seligman & Co. Incorporated). The objective is capital appreciation. The Portfolio invests primarily in the common stock of medium-sized U.S. companies.

         Seligman Communications and Information Portfolio (Class 2) (Manager: J. & W. Seligman & Co. Incorporated). The Portfolio's objective is capital gain. The Portfolio seeks to achieve this objective by investing at least 80% of its net assets, exclusive of government securities, short-term notes, and cash and cash equivalents, in securities of companies operating in the communications, information and related industries. The Portfolio generally invests at least 65% of its total assets in securities of companies engaged in these industries.

THERE IS NO ASSURANCE THAT THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES AND POLICIES.

See the current prospectus for each Fund that accompanies this Prospectus as well as the current Statement of Additional Information for each Fund. These important documents contain more detailed information regarding all aspects of the Funds. Please read the prospectuses for the Funds carefully before making any decision concerning the allocation of Premiums or transfers among the Subaccounts.

We (or our affiliates) may receive significant compensation from a Fund’s 12b-1 fees or from a Fund’s investment adviser (or its affiliates) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is generally based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts we issue. These percentages differ and some Funds or their advisers (or affiliates) may pay us (or our affiliates) more than others. Currently, these percentages range from 0.15% to 0.25%.

We cannot guarantee that each Fund or portfolio will always be available for the Contracts, but in the event that a Fund or portfolio is not available, we will take reasonable steps to secure the availability of a comparable fund. Shares of each portfolio are purchased and redeemed at net asset value, without a Sales Charge.

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Contracts. In addition, the Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict of interest may arise between Contract Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the Funds for more information.

Addition, Deletion or Substitution of Investments

Subject to applicable law, we may make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a portfolio are no longer available for investments or if further investment in any portfolio should become inappropriate (in our judgment) in view of the purposes of the Variable Account or for any reason in our sole discretion, we may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company. The substituted fund may have different fees and expenses. Substitutions may be made with respect to existing investments or the investment of future Premiums or both. We will not substitute any shares attributable to a Contract’s interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by applicable law.

Subject to applicable law and any required SEC approval, we may establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant or for any other reason, in our sole discretion. We will determine on what basis we might make any new Subaccounts available to existing Contract Owners. Furthermore, we may close Subaccounts to allocation of Premiums or Contract Value, or both, at any time in our sole discretion.

If we make any of these substitutions or changes we may, by appropriate endorsement, change the Contract to reflect the substitution or change. If we decide it is in the best interests of Contract Owners (subject to any approvals that may be required under applicable law), we may take the following actions with regard to the Variable Account:

  operate the Variable Account as a management investment company under the 1940 Act;
  deregister it under that Act if registration is no longer required; or
  combine it with other Kansas City Life separate accounts.

Voting Rights

We are the legal owners of shares held by the Subaccounts and we have the right to vote on all matters submitted to shareholders of the Funds. As required by law, we will vote shares held in the Subaccounts in accordance with instructions received from Owners with Contract Value in the Subaccounts. We may be permitted to vote shares of the Funds in our own right if the applicable federal securities laws, regulations or interpretations of those laws or regulations change.

To obtain voting instructions from you, before a meeting you will be sent voting instruction material, a voting instruction form and any other related material. Your number of votes will be calculated separately for each Subaccount of the Variable Account, and may include fractional shares. The number of votes attributable to a Subaccount will be determined by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. The number of votes for which you may give instructions will be determined as of the date established by the Fund for determining shareholders eligible to vote. We will vote shares held by a Subaccount for which we have no instructions and any shares held in our general account in the same proportion as those shares for which we do receive voting instructions.

If required by state insurance officials, we may disregard voting instructions if such instructions would require us to vote shares in a manner that would:

  cause a change in sub-classification or investment objectives of one or more of the Portfolios;
  approve or disapprove an investment advisory agreement; or
  require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, if we reasonably disapprove of such changes in accordance with applicable federal regulations.

If we ever disregard voting instructions, we will advise you of that action and of the reasons for it in the next semiannual report. We may also modify the manner in which we calculate the weight to be given to pass-through voting instructions when such a change is necessary to comply with current federal regulations or the current interpretation of them.

PURCHASING A CONTRACT

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like a copy of your Contract and endorsements, contact our Home Office.

Applying for a Contract

To purchase a Contract, you must complete an application and submit it through an authorized Kansas City Life agent. If you are eligible for temporary insurance coverage, a temporary insurance agreement (“TIA”) should also accompany the application. As long as the initial Premium accompanies the TIA, the TIA provides insurance coverage from the date we receive the required Premium to the date we approve your application. In accordance with our underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and then we will return the initial Premium to the applicant.

For coverage under the TIA, you must pay an initial Premium that is at least equal to two Guaranteed Monthly Premiums. We require only one Guaranteed Monthly Premium for Contracts when you will be paying Premiums under a pre-authorized payment or combined billing arrangement. (See “Premiums,” page 19.)

We require satisfactory evidence of both proposed Insureds’ insurability, which may include a medical examination. The available issue Ages are 20 through 85. Age is determined on the Contract Date based on of each Insured’s Age last birthday. The minimum Total Sum Insured is $200,000, with a minimum Specified Amount of $100,000. Acceptance of an application depends on our underwriting rules and we have the right to reject an application.

As the Owner of the Contract, you may exercise all rights provided under the Contract. The Insureds are the Owner, unless a different Owner is named in the application. While at least one of the Insureds is living, the Owner may name a contingent Owner or a new Owner by Written Notice. If a contingent Owner has not been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last Owner to die. The Owner may also be changed prior to the last surviving Insured’s death by Written Notice satisfactory to us. A change in Owner may have tax consequences. (See “Tax Considerations,” page 48.)

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance or annuity contracts in connection with the purchase of a Contract. You should replace your existing insurance only when you determine that the Contract is better for you. The charges and benefits of your existing insurance may be different from a Contract purchased from us. You may have to pay a surrender charge on your existing insurance, and the Contract will impose a new surrender charge period.

You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing contract for cash and then buy the Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender. Also, because we will not issue the Contract until we have received an initial Premium from your existing insurance company, the issuance of the Contract may be delayed.

Determination of Contract Date

In general, when applications are submitted with the required Premium the Contract Date will be the same as that of the TIA. For Contracts where the required Premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to seven days. There are several exceptions to these rules as described below.

Contract Date Calculated to be 29th, 30th or 31st of Month
No Contracts will be given a Contract Date of the 29th, 30th or 31st of the month. When values are applied to the new Contract from another contract and the Contract Date would be calculated to be one of these dates, the Contract Date will be the 28th of the month. In all other situations in which the Contract Date would be calculated to be the 29th, 30th or 31st of the month, the Contract Date will be the 1st of the next month.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB)-Premium With Application.
If you request PAC or CB and provide the initial Premium with the application, the Contract Date will be the date of approval. Combined Billing is a billing where multiple Kansas City Life contracts are billed together.

Combined Billing (CB)-No Premium With Application.
If you request CB and do not provide the initial Premium with the application, the Contract Date will be the earlier of the first of the month after the Contract is approved or the date the initial Premium is received. However, if approval occurs between the first and fifth of the month the Contract Date will be the first of the same month that we approve the Contract. In addition, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the Contract Date will be the first of the following month.

Government Allotment (GA) and Federal Allotment (FA).
If you request GA or FA on the application and provide an initial Premium with the application, the Contract Date will be the date of approval. If you request GA or FA and we do not receive the required initial Premium the Contract Date will be the date we receive a full monthly allotment.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age (and receive a lower cost of insurance rate). In no case may the Contract Date be more than six months prior to the date the application was completed. We will charge a Monthly Deduction from the Contract Date.

If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when you have met all underwriting and other requirements and we have approved your application. We will deduct Contract charges as of the Contract Date.

        Free Look Right to Cancel Contract. You may cancel your Contract for a refund during your “freelook” period. The free look period expires 10 days after you receive your Contract. If you decide to cancel the Contract, you must return it by mail or other delivery method to the Home Office or your Kansas City Life agent. The Contract will be deemed void from the beginning immediately after you mail or deliver it for cancellation. We will refund Premiums paid within seven days after we receive the returned Contract.

PREMIUMS

Premiums

The Contract is flexible with regard to the amount of Premiums you pay. When we issue the Contract we establish a Planned Premium set by you. This amount is only an indication of your preference in paying Premiums. You may change this amount at any time. You may pay additional Unscheduled Premiums at any time while the Contract is in force. We have the right to limit the number (except in Texas) and amount of such Premiums. We do have requirements regarding the minimum and maximum Premium amounts that you can pay.

We deduct Premium expense charges from all Premiums prior to allocating them to your Contract. (See “Charges and Deductions, page 26.)

        Minimum Premium Amounts. The minimum initial Premium required is the least amount for which we will issue a Contract. This amount depends on a number of factors. These factors include Age, sex, and risk class of the proposed Insureds, the Specified Amount, any supplemental and/or rider benefits, and the Planned Premium you propose to make. (See “Planned Premiums,” page 21.) Consult your Kansas City Life agent for information about the initial Premium required for the coverage you desire.

Each Premium Payment after the initial Premium Payment must be at least $25.

        Maximum Premium Information. Total Premiums paid may not exceed premium limitations for life insurance set forth in the Internal Revenue Code. We will monitor Contracts and will notify you if a Premium exceeds this limit and will cause the Contract to violate the definition of insurance. You may choose to take a refund of the portion of the Premium that we determine is in excess of the guideline premium limit or you may submit an application to increase the Additional Insurance Amount, subject to our underwriting approval. If you choose to increase the Additional Insurance Amount and the Insured fails to meet our underwriting requirements for the required increase in coverage, we have the right to refund, with interest, any Premium that we determine is in excess of the guideline Premium limit. (See “TAX CONSIDERATIONS,” page 48.)

Your Contract may become a modified endowment contract if Premiums exceed the “7-Pay Test” as set forth in the Internal Revenue Code. We will monitor Contracts and will attempt to notify you on a timely basis if, based on our interpretation of the relevant tax rules, your Contract is in jeopardy of becoming a modified endowment contract. (See “TAX CONSIDERATIONS,” page 48.)

We have the right to require satisfactory evidence of insurability prior to accepting Unscheduled Premiums. (See “Premium Allocations and Crediting,” page 23.)

        General Premium Information. You must pay Premiums by check payable to Kansas City Life Insurance Company or by any other method that we deem acceptable. You must clearly mark a loan repayment as such or we will credit it as a Premium. (See “Contract Loans,” page 35.)

        Planned Premiums. When applying for a Contract, you select a plan for paying Premiums. Failure to pay Planned Premiums will not necessarily cause a Contract to lapse. Conversely, paying all Planned Premiums will not guarantee that a Contract will not lapse. You may elect to pay level Premiums quarterly, semi-annually or annually. You may also arrange to pay Planned Premiums on a special monthly or quarterly basis under a pre-authorized payment arrangement.

You are not required to pay Premiums in accordance with your plan. You can pay more or less than planned or skip a Planned Premium entirely. (See, “Premiums to Prevent Lapse,” page 22, and “Guaranteed Minimum Death Benefit Option,“page 27.) Subject to the minimum and maximum limits described above, you can change the amount and frequency of Planned Premiums at any time.

         Premiums Upon an Increase in Additional Insurance Amount. Depending upon the Contract Value at the time of an increase and the amount of the increase requested, you may need to pay an additional Premium or change the amount of Planned Premiums. (See "Increases in the Additional Insurance Amount" page 34.)

        Guaranteed Payment Period and Guaranteed Monthly Premium. During the Guaranteed Payment Period, we guarantee that your Contract will not lapse if your Premiums meet the Guaranteed Monthly Premium requirement. For this guarantee to apply, the total Premiums must be at least equal to the sum of:

  the amount of accumulated Guaranteed Monthly Premiums in effect; and
  additional Premium amounts to cover the total amount of any partial surrenders or Contract Loans you have made.

The Guaranteed Payment Period applies for three years after the Contract Date. The Contract shows the Guaranteed Monthly Premium.

The factors we use to determine the Guaranteed Monthly Premium vary by risk class, issue Age, and sex. In calculating the Guaranteed Monthly Premium, we include additional amounts for substandard ratings and optional benefits and/or riders. If you make a change to your Contract, we will:

  re-calculate the Guaranteed Monthly Premium;
  notify you of the new Guaranteed Monthly Premium; and
  amend your Contract to reflect the change.

Premiums to Prevent Lapse

Your Contract will lapse if there is insufficient value remaining in the Contract at the end of the Grace Period. Since the value of amounts allocated to the Variable Account will vary according to the investment performance of the Funds, the specific amount of Premiums required to prevent lapse will also vary.

On each Monthly Anniversary Day we will check your Contract to determine if there is enough value to prevent lapse. If your Contract does lapse you must pay the required amount before the end of the Grace Period.

Under the Guaranteed Payment Period. The conditions to prevent lapse will depend on whether a Guaranteed Payment Period is in effect as follows:

During the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if:

  there is not enough Cash Surrender Value in your Contract to cover the Monthly Deduction; and
  the Premiums paid are less than required to guarantee lapse will not occur during the Guaranteed Payment Period.

If lapse occurs, the Premium you must pay to keep the Contract in force will be equal to the lesser of:

  the amount to guarantee the Contract won’t lapse during the Guaranteed Payment Period less the accumulated Premiums you have paid; and
  enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions.

        After the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if the Cash Surrender Value is not enough to cover the Monthly Deduction. To prevent the Contract from terminating you must pay enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions. You must make this payment before the end of the Grace Period.

Under the Guaranteed Minimum Death Benefit Option. If you elect the Guaranteed Minimum Death Benefit Option we guarantee that the Specified Amount will remain in force as long as you meet the Guaranteed Minimum Death Benefit Option Premium requirement. If you fail to meet the Guaranteed Minimum Death Benefit Option Premium requirement, the Guaranteed Minimum Death Benefit Option will terminate and the Premiums required to prevent lapse will be determined just as for a Contract without a Guaranteed Minimum Death Benefit Option. The Guaranteed Minimum Death Benefit Option does not guarantee riders and any riders will terminate if the Cash Surrender Value of your Contract becomes negative. (See “Guaranteed Minimum Death Benefit Option,” page 32.)

If you did not elect this option or if you do not pay the Premium required to keep the option in effect, your Contract will lapse at the end of the Grace Period if there is insufficient value remaining in the Contract. Since the value of amounts allocated to the Variable Account will vary according to the investment performance of the Funds, the specific amount of Premiums required to prevent lapse will also vary.

        For Contracts That Do Not Have the Guaranteed Minimum Death Benefit Option. On each Monthly Anniversary Day we will check your Contract to determine if there is enough value to prevent lapse. If your Contract does lapse you must pay the required amount before the end of the Grace Period. The amount required is enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions.

        For Contracts That Do Have the Guaranteed Minimum Death Benefit Option. We will check your Contract on each Monthly Anniversary Day to determine if you have met the Guaranteed Minimum Death Benefit Option Premium requirement. If you have met the requirement, then we guarantee that the Contract will not lapse. If you have not met the requirement then you have 61 days to keep the option in force by paying the amount that will satisfy the Guaranteed Minimum Death Benefit Option Premium requirement. (See “Guaranteed Minimum Death Benefit Option”, page 32.)

        Grace Period. The purpose of Grace Period is to give you the chance to pay enough Premiums to keep your Contract in force. We will send you notice of the amount required to be paid. The Grace Period is 61 days and starts when we send the notice. Your Contract remains in force during the Grace Period. If the last surviving Insured dies during the Grace Period, we will pay the Death Proceeds, but we will deduct any Monthly Deduction due. (See Amount of Death Proceeds, page 31.) If you do not pay adequate Premiums before the Grace Period ends, your Contract will terminate. (See “Reinstatement of Contract,” page 49 )

ALLOCATION AND TRANSFERS

Premium Allocations and Crediting
In the Contract application, you select how we will allocate Premiums (less Premium Expense Charges) among the Subaccounts and the Fixed Account. The sum of your allocations must equal 100%. We may limit the number of Subaccounts to which you allocate Premiums (not applicable to Texas Contracts). We will never limit the number to less than 15. You may change the allocation percentages at any time by sending Written Notice. You may make changes in your allocation by telephone, facsimile or electronic mail if you have provided proper authorization. (See “Telephone, Facsimile and Electronic Mail Authorizations,” page 51.) The change will apply to the Premiums received with or after receipt of your notice.

On the Allocation Date, we will allocate the initial Premium to the Federated Prime Money Fund II Subaccount. If we receive any additional Premiums before the Reallocation Date, we will also allocate these Premiums to the Federated Prime Money Fund II Subaccount.

On the Reallocation Date (30 days after the Allocation Date), we will allocate the amount in the Federated Prime Money Fund II Subaccount as directed in your application. (See “Determining the Contract Value,” page 29.)

We will credit Premiums received on or after the Reallocation Date as directed by you. The Premiums will be invested within the Valuation Period during which we receive them at our Home Office unless we require additional underwriting. We won’t credit Premiums requiring additional underwriting until we have completed underwriting and accept the Premium. If we reject the additional Premium, we will return the Premium promptly, without any adjustment for investment experience.

Transfer Privilege

After the Reallocation Date and prior to the Maturity Date, you may transfer amounts among the Subaccounts and the Fixed Account, subject to the following restrictions:

  the minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account;
  we will treat a transfer request that reduces the amount in a Subaccount or the Fixed Account below $250 as a transfer request for the entire amount in that Subaccount or the Fixed Account;
  we allow only one transfer to one or more subaccounts each Contract Year from the Fixed Account;
  the amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer (unless the balance after the transfer is less than $250 in which case we will transfer the entire amount);
  we may, where permitted, suspend or modify this transfer privilege at any time with notice to you.

There is no limit on the number of transfers you can make between the Subaccounts or to the Fixed Account. The first six transfers during each Contract Year are free. After the first six transfers, we will assess a $25 transfer processing fee. Unused free transfers do not carry over to the next Contract Year. For the purpose of assessing the fee, we consider each Written Notice or telephone, facsimile or electronic mail request to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by that transfer. We will deduct the transfer processing fee from the remaining Contract Value.

We will make the transfer on the Valuation Day that we receive Written Notice requesting such transfer. You may also make transfers by telephone, facsimile or electronic mail if you have provided proper authorization. (See “Telephone, Facsimile and Electronic Mail Authorizations,” page 51.)

An excessive number of transfers, including short-term “market timing” transfers, may adversely affect the performance of the underlying Fund in which a Subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we have the right not to process a transfer request. We also have the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan is an optional feature available with the Contract. If elected, it enables you to automatically transfer amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts. The goal of the Dollar Cost Averaging Plan is to make you less susceptible to market fluctuations by allocating on a regularly scheduled basis instead of allocating the total amount all at one time. We can not guarantee that the Dollar Cost Averaging Plan will result in a gain.

Transfers under this plan occur on a monthly basis for a period you choose, ranging from 3 to 36 months. To participate in the plan you must transfer at least $250 from the Federated Prime Money Fund II Subaccount each month. You may allocate the required amounts to the Federated Prime Money Fund II Subaccount through initial or subsequent Premiums or by transferring amounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account. Restrictions apply to transfers from the Fixed Account.

You may elect this plan at the time of application by completing the authorization. You may also elect it at any time after the Contract is issued by completing the election form. You may make changes in dollar cost averaging by telephone, facsimile or electronic mail if you have provided proper authorization.

Dollar cost averaging transfers will start on the next Monthly Anniversary Day on or following the Reallocation Date or the date you request. Once elected, we will process transfers from the Federated Prime Money Fund II monthly until:

  we have completed the designated number of transfers;
  the value of the Federated Prime Money Fund II Subaccount is completely depleted; or
  you send Written Notice instructing us to cancel the monthly transfers.

Transfers made under the Dollar Cost Averaging Plan will not count toward the six free transfers allowed each Contract Year. We may cancel this feature at any time with notice to you. We do not impose a charge for participation in this plan.

Portfolio Rebalancing Plan

The Portfolio Rebalancing Plan is an optional feature available with the Contract. Under this plan we will redistribute the accumulated balance of each Subaccount to equal a specified percentage of the Variable Account Value. We will do this on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which portfolio rebalancing begins.

The purpose of the Portfolio Rebalancing Plan is to automatically diversify your portfolio mix. This plan automatically adjusts your Portfolio mix to be consistent with your current allocation instructions. If you make a change to your Premium allocation, we will also automatically change the allocation used for portfolio rebalancing to be consistent with the new Premium allocation unless you instruct us otherwise.

The redistribution occurring under this plan will not count toward the six free transfers permitted each Contract Year. If you also have elected the Dollar Cost Averaging Plan and it has not been completed, the portfolio rebalancing Plan will start on the Monthly Anniversary Day after the Dollar Cost Averaging Plan ends.

You may elect this plan at the time of application by completing the authorization on the application. You may also elect it after the Contract is issued by completing the election form. You may make changes in portfolio rebalancing by telephone, facsimile or electronic mail if you have provided proper authorization. Portfolio rebalancing will terminate when:

  you request any transfer unless you authorize a change in allocation at that time; or
  the day we receive Written Notice instructing us to cancel the plan.

If the Contract Value is negative at the time portfolio rebalancing is scheduled, we will not complete the redistribution. We may cancel the Portfolio Rebalancing Plan at any time with notice to you. We do not impose a charge for participation in this plan.

FIXED ACCOUNT

The Fixed Account is not registered under the Securities Act of 1933 and is not registered as an investment company under the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Certain general provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses may still apply.

You may allocate some or all of your Premiums and transfer some or all of the Variable Account Value to the Fixed Account. You may also make transfers from the Fixed Account, but restrictions may apply. (See “Transfer Privilege”, page 23.) The Fixed Account is part of our general account and pays interest at declared rates guaranteed for each calendar year. We guarantee that this rate will be at least 4%.

Our general account supports our insurance and annuity obligations. Since the Fixed Account is part of our general account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

We guarantee to credit the Fixed Account Value with a minimum 4% effective annual interest rate. We intend to credit the Fixed Account Value with current rates in excess of the 4% minimum, but we are not obligated to do so. Current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. We will determine current rates. You assume the risk that the interest we credit may not exceed the guaranteed rate. Since we anticipate changing the current interest rate from time to time, we will credit different allocations with different interest rates, based upon the date amounts are allocated to the Fixed Account. We may change the interest rate credited to allocations from Premiums or new transfers at any time. We will not change the interest rate more than once a year on amounts in the Fixed Account.

For the purpose of crediting interest, we currently account for amounts deducted from the Fixed Account on a last-in, first-out (“LIFO”) method. We may change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4%. We may also shorten the period for which the interest rate applies to less than a year (except for the year in which an amount is received or transferred).

Calculation of Fixed Account Value

Fixed Account Value is equal to:

  amounts allocated or transferred to the Fixed Account; plus interest credited; less
  amounts deducted, transferred or surrendered. (See "FIXED ACCOUNT VALUE" page 30)

Delay of Payment

We have the right to delay payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date we receive the request.

CHARGES AND DEDUCTIONS

We may realize a profit on any charges and deductions under the Contract. We may use this profit for any purpose, including payment of distribution charges. Below is a listing and description of the applicable charges and deductions under the Contract.

Premium Expense Charges

         Sales Charge. We deduct a 6.00% Sales Charge from each Premium. This charge reimburses us for administrative expenses associated with the Contracts. We apply Premiums to your Contract net of the Sales Charge.

        Premium Tax Charge. We deduct a 2.25% Premium Tax Charge from each Premium. This charge reimburses us for state and local Premium taxes. We apply Premiums to your Contract net of the Premium Tax Charge.

        Monthly Deduction. We will make a Monthly Deduction to collect various charges under your Contract. We will make these Monthly Deduction on each Monthly Anniversary following the Allocation Date. On the Allocation Date, we will deduct a Monthly Deduction for the Contract Day and each Monthly Anniversary Day that has occurred prior to the Allocation Date. (See “Applying for a Contract,” page 19.) The Monthly Deduction consists of:

  monthly expense charges;
  cost of insurance charges; and
  any optional benefit and/or rider charges, as described below.

We deduct the Monthly Deduction pro rata on the basis of the portion of Contract Value in each Subaccount and/or the Fixed Account.

         Monthly Expense Charge

  The monthly expense charge is $7.50 in all Contract Years, plus
  A Monthly Per Thousand of Specified Amount Charge based on the issue age of the youngest insured. (See chart below)
                              Current

--------------------------------------------------------------------
                                Years 1-10
--------------------------------------------------------------------
 Youngest Insured     Monthly Per       Youngest       Monthly Per
     Issue Age        Thousand of    Insured Issue     Thousand of
                   Specified Amount       Age       Specified Amount
------------------ ---------------- --------------- ----------------
       20-29             $0.07           50-59            $0.18
------------------ ---------------- --------------- ----------------
       30-39             $0.09           60-69            $0.28
------------------ ---------------- --------------- ----------------
       40-49             $0.14            70+             $0.35
------------------ ---------------- --------------- ----------------
                            Years 11+ $0.00
--------------------------------------------------------------------

        The guaranteed maximum charge is $0.35 Monthly Per Thousand of Specified Amount for all ages and duration’s.

The monthly expense charge reimburses us for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements.

We guarantee that the monthly expense charge will not increase above the guaranteed maximum charge. Even if the guaranteed charges prove to be insufficient, we will not increase the charges above such guaranteed levels and will incur the loss.

Cost of Insurance Charge

This charge compensates us for the expense of providing insurance coverage. The charge depends on a number of variables and will vary from Contract to Contract and from month to month. For any Contract, we calculate the cost of insurance on a Monthly Anniversary Day by multiplying the current cost of insurance rate for the Insureds by the net amount at risk for that Monthly Anniversary Day. The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insureds’ Age, sex, number of completed Contract Years, Total Sum Insured, and risk class. We currently place each Insured in one of the following classes, based on underwriting:

  Standard Tobacco User;
  Standard Nontobacco User;
  Preferred Nontobacco User; and
  Preferred Tobacco User.

We may place an Insured in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Nontobacco User classes.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (discounted at an interest rate which is the monthly equivalent of 4% per year) and the Contract Value (as calculated on that Monthly Anniversary Day before we deduct the cost of insurance charge). For purposes of determining cost of insurance rates, we allocate Contract Value first to Specified Amount and then to the Additional Insurance Amount coverage in the order in which those coverage’s were issued. Then we allocate Contract Value to any additional coverage amount applicable under Coverage Option L.

We place the Insureds in risk classes when we approve the Contract, based on our underwriting of the application. When you request an increase in Additional Insurance Amount, we do additional underwriting before approving the increase to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, we apply the lower rates to the entire Total Sum Insured. If the risk class for the increase has higher cost of insurance rates than the existing class, we apply the higher rates only to the increase in Total Sum Insured and the existing risk class will continue to apply to the existing Total Sum Insured.

We guarantee that the cost of insurance rates will not exceed the maximum cost of insurance rates set forth in the Contract. The guaranteed rates for standard and preferred risk classes are based on the 1980 Commissioners’ Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates (“1980 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Our current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract. We will determine current cost of insurance rates based on our expectations as to future mortality experience. We may change these rates from time to time.

Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user standard class are lower than rates for one or both Insureds of the same age and sex in a tobacco user standard class. Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user or tobacco user standard risk class are lower than rates for one or both Insureds of the same age, sex and tobacco user class in a substandard risk class.

We may make a profit from this charge. Any profit may be used to finance distribution expenses.

        Guaranteed Minimum Death Benefit Option Charge. There is no charge for the Guaranteed Minimum Death Benefit Option in the first ten Contract Years. Beginning in Contract Year 11, the charge is $.01 per $1,000 on a current basis and $.03 per $1,000 on a guaranteed basis. This charge is based on the Specified Amount and we will deduct it monthly.

         Cost of Additional Benefits Provided by Riders. These charges are part of the Monthly Deduction and vary by the benefit. (See "OPTIONAL RIDERS", page 47.)

        Legal Considerations Relating to Sex-Distinct Premiums and Benefits. Cost of insurance rates for Contracts generally distinguish between males and females. Thus, Premiums and benefits under Contracts covering males and females of the same Age will generally differ. (In some states, the costs of insurance rates do not vary by sex.)

We also offer Contracts that do not distinguish between males and female rates where required by state law. Employers and employee organizations considering purchase of a Contract should consult with their legal advisers to determine whether purchase of a Contract based on sex-distinct cost of insurance rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We will make available to such prospective purchasers Contracts with cost of insurance rates that do not distinguish between males and females.

Daily Mortality and Expense Risk Charge

We deduct a daily charge from assets in the Subaccounts attributable to the Contracts. This charge does not apply to Fixed Account assets. The current and guaranteed charge is at an annual rate of 0.625% of net assets.

The mortality risk we assume is that the Insureds may die sooner than anticipated and we have to pay Death Benefits greater than we anticipated. The expense risk we assume is that expenses incurred in issuing and administering the Contracts and the Variable Account will exceed the administrative charges we assess. We may make a profit from this charge. Any profit may be used to finance distribution expenses.

Transfer Processing Fee

The first six transfers during each Contract Year are free. We will assess a $25 transfer processing fee for each additional transfer during such Contract Year. For the purpose of assessing the fee, we will consider each written or telephone, facsimile or electronic mail request seeking a transfer to be one transfer, regardless of the number of accounts affected by the transfer. We will deduct the transfer processing fee from the amount being transferred or from the remaining Contract Value, according to your instructions.

Surrender Charge

During the first ten Contract Years, we will deduct a surrender charge from the Contract Value if the Contract is completely surrendered or lapses. The surrender charge is based on the Specified Amount at issue. We calculate this charge by multiplying the surrender charge factor for the applicable Ages and sex of each Insured by the surrender charge percentages (as shown in Appendix A). The surrender charge factor will vary by each insureds individual age, risk class, and sex, but will never exceed $50 per thousand of Specified Amount. We then multiply this amount by the Specified Amount, divided by 1,000 to reach the actual charge.

The total surrender charge will not exceed the maximum surrender charge shown in your Contract. We credit any surrender charge deducted upon lapse back to the Contract Value upon reinstatement. The surrender charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the surrender charge on any date after reinstatement, the period during which the Contract was lapsed will not count.

Under some circumstances the amount of the surrender charge during the first few Contract Years could result in a Cash Surrender Value of zero. This will depend upon a number of factors, but is more likely if:

  Premiums paid are equal to or only a little higher than the Guaranteed Monthly Premium shown in your Contract; or
  if investment performance of the Subaccounts is too low.

The surrender charges calculated are applicable at the end of each Contract Year. After the first Contract Year, we will prorate the surrender charges between Contract Years. However, after the end of the 10th Contract Year, there will be no surrender charge.

Partial Surrender Fee

We will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. We will deduct this charge from the amount you request to be surrendered, and the charge will be considered part of the partial surrender amount.

Fund Expenses

The Fund deducts investment advisory fees and other expenses. The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. This means that these charges are deducted before we calculate Subaccount Values. These charges are not directly deducted from your Contract Value. See the prospectuses for the Funds.

Reduced Charges for Eligible Groups

We may reduce the Premium Expense Charge and the Monthly Deduction from Contract Value for Contracts issued to a class of associated individuals or to a trustee, employer or similar entity. We may reduce these charges if we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses. We will make any reductions in accordance with our rules in effect at the time of the application. The factors we will consider in determining the eligibility of a particular group and the level of the reduction are as follows:

  nature of the association and its organizational framework;
  method by which sales will be made to the members of the class;
  facility with which Premiums will be collected from the associated individuals;
  association's capabilities with respect to administrative tasks;
  anticipated persistency of the Contract;
  size of the class of associated individuals;
  number of years the association has been in existence; and
  any other such circumstances which justify a reduction in sales or administrative expenses.

Any reduction will be reasonable, will apply uniformly to all prospective Contract purchases in the class, and will not be unfairly discriminatory to the interests of any Contract holder.

Other Tax Charge

We do not currently assess a charge for any taxes other than state and local Premium taxes and Federal Deferred Acquisition taxes incurred as a result of the operations of the Subaccounts. We have the right to assess a charge for such taxes against the Subaccounts if we determine that such taxes will be incurred.

HOW YOUR CONTRACT VALUES VARY

Your Contract does not provide a minimum guaranteed Contract Value or Cash Surrender Value. Values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Contract Value. If the Cash Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction on that date and the Guaranteed Payment Period is not then in effect, the Contract will be in default and a Grace Period will begin. (See “Premiums to Prevent Lapse,” page 26 ) (See “Guaranteed Payment Period and Guaranteed Monthly Premium,” page 27 and “Grace Period”, page 27 ) However, we also offer an optional Guaranteed Minimum Death Benefit Option which guarantees the Death Benefit provided certain requirements are met. (See “Guaranteed Minimum Death Benefit Option,” page 32)

Bonus on Contract Value in the Variable Account

We may credit a bonus to the Contract on each Monthly Anniversary Day beginning on the first Monthly Anniversary Day following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 and above and equals an annual rate of 0.125% of the Contract Value in each Subaccount of the Variable Account. We pay these bonus amounts out of savings we derive from the higher values of the contract. We do not guarantee that we will pay the bonus.

Determining the Contract Value

On the Allocation Date, the Contract Value is equal to the initial Premium less the Premium Expense Charges and Monthly Deduction deducted from the Contract Date. On each Valuation Day thereafter, the Contract Value is the aggregate of the Subaccount Values and the Fixed Account Value (including the Loan Account Value). The Contract Value will vary to reflect the following:

  performance of the selected Subaccounts;
  interest credited on amounts allocated to the Fixed Account;
  interest credited on amounts in the Loan Account;
  charges;
  transfers;
  partial surrenders; and
  loans and loan repayments.

        Subaccount Values. When you allocate an amount to a Subaccount, either by Premium or transfer, we credit your Contract with Accumulation Units in that Subaccount. The number of Accumulation Units in the Subaccount is determined by dividing the amount allocated to the Subaccount by the Subaccount’s Accumulation Unit value for the Valuation Day when the allocation is made.

The number of Subaccount Accumulation Units we credit to your Contract will increase when you allocate Premiums to the Subaccount and when you transfer amounts to the Subaccount. The number of Subaccount Accumulation Units credited to a Contract will decrease when:

  we take the allocated portion of the Monthly Deduction from the Subaccount;
  you make a loan;
  you transfer an amount from the Subaccount; or
  you take a partial surrender (including the Partial Surrender Fee) from the Subaccount.

        Accumulation Unit Values. A Subaccount’s Accumulation Unit value varies to reflect the investment experience of the underlying Portfolio. It may increase or decrease from one Valuation Day to the next. We arbitrarily set the Accumulation Unit value for each Subaccount at $10 when we established the Subaccount. For each Valuation Period after establishment, the Accumulation Unit value is determined by multiplying the value of an Accumulation Unit for a Subaccount for the prior Valuation Period by the Net Investment Factor for the Subaccount for the current valuation period.

        Net Investment Factor. The Net Investment Factor is an index used to measure the investment performance of a Subaccount from one Valuation Day to the next. It is based on the change in net asset value of the Fund shares held by the Subaccount and reflects any gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes and the daily mortality and expense risk charge.

         Fixed Account Value. On any Valuation Day, the Fixed Account Value of a Contract will be equal to:

  the Fixed Account Value on the preceding Valuation Day; plus all Premiums allocated to the Fixed Account since the preceding Valuation Day; plus any amounts transferred to the Fixed Account since the preceding Valuation Day(including amounts transferred in connection with Contract loans); plus interest credited on such Premiums and amounts transferred from the preceding Valuation Day to the date of calculation; less the amount of any transfers from the Fixed Account to the subaccounts since the preceding Valuation Day; less the amount of any partial surrenders (including the Partial Surrender Fee) taken from the Fixed Account since the preceding Valuation Day; less interest on such transferred and withdrawn amounts from the effective dates of such transfers or withdrawals to the date of calculation; less the pro rata portion of the Monthly Deduction deducted from the Fixed Account.

         Loan Account Value. On any Valuation Day, if there have been any Contract loans, the Loan Account Value is equal to:

  amounts transferred to the Loan Account from the Subaccounts and from the unloaned value in the Fixed Account as collateral for Contract loans and for due and unpaid loan interest; less amounts transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account as the Loan Balance is repaid.

Cash Surrender Value

The Cash Surrender Value is the amount you have available in cash if you fully surrender the Contract. We use this amount to determine whether a partial surrender may be taken, whether Contract loans may be taken, and whether a Grace Period starts. (See “Premiums to Prevent Lapse,” page 22.) The Cash Surrender Value on the Valuation Day is equal to the Contract Value less any applicable surrender charges and any Loan Balance. (See “Surrendering the Contract for Cash Surrender Value,” page 36.).

DEATH BENEFIT

As long as the Contract remains in force, we will pay the Death Proceeds upon receipt at the Home Office of satisfactory proof of death of the last surviving Insured. We may also require proof of the death of the Insured who died first and may require return of the Contract. We will pay Death Proceeds in a lump sum.(see “Payment of Proceeds,” page 46) or, if you prefer, under a payment option (See “Payment Options,” page 37). We will pay Death Proceeds to the Beneficiary. (See “Selecting and Changing the Beneficiary,” page 46.)

Amount of Death Proceeds

The Death Proceeds payable upon the death of the last surviving Insured is equal to the following:

  the greater of the Death Benefit under the Coverage Option selected (calculated as of the date of the last surviving Insured’s death) or the Corridor Death Benefit; plus an amount equal to any benefits provided by any optional benefits or riders; plus any Premiums received after the date of death; minus
  any Loan Balance on that date; minus
  any past due Monthly Deduction if the death occurred during a Grace Period.

Under certain circumstances, the amount of the Death Benefit may be further adjusted or the Death Benefit may not be payable. (See “Limits on Rights to Contest the Contract” and “Misstatement of Age or Sex,” page 45.)

The Guaranteed Minimum Death Benefit Option, if in effect, provides a minimum Death Benefit. If all or part of the Death Proceeds are paid in one sum, we will pay interest on this sum (as required by applicable state law) from the date of receipt of due proof of the last surviving Insured’s death to the date of payment.

Total Sum Insured, Specified Amount, Additional Insurance Amount

The Total Sum Insured, Specified Amount and the Additional Insurance Amount are set at the time the Contract is issued. The Specified Amount plus the Additional Insurance Amount equals the Total Sum Insured. The minimum Total Sum Insured is $200,000. Within the Total Sum Insured minimum, we also require that the minimum Specified Amount be $100,000, while the minimum Additional Insurance Amount is required to be $10,000. The maximum amount of initial Additional Insurance Amount coverage is four times the Specified Amount at issue.

You may decrease the Total Sum Insured or increase the Additional Insurance Amount as described below. The Guaranteed Minimum Death Benefit Option only applies to the Specified Amount and not to the Additional Insurance Amount. Therefore, even if the Guaranteed Minimum Death Benefit Option is in effect, if the Contract Value is insufficient to pay the Monthly Deduction, the Additional Insurance Amount may lapse. (See “Guaranteed Minimum Death Benefit Option,” page 32.)

Coverage Options

When you apply for the Contract, you may choose one of three Coverage Options, which will be used to determine the Death Benefit:

  Option A: Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured.
  Option B: Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured, plus the Contract Value on the date of such death.
  Option L: Death Benefit will be the sum of: (1) the Total Sum Insured on the date of death of the last surviving Insured; and (2) the Contract Value on the Contract Anniversary preceding the death of the last surviving Insured multiplied by the applicable Option L Death Benefit Percentage less the Total Sum Insured on that Contract Anniversary. If the amount in (2) of the Option L Death Benefit calculation is less than zero then the Option L Death Benefit will be the amount calculated in (1).

You may also change the Coverage Option, as described below. However, Coverage Option L is only available at issue. If a coverage option is not specified at the time of application, we will contact your representative to find out which Coverage Option the contractholder has selected.

We will increase Death Benefits under any Coverage Option by any additional benefits provided by riders in force on the date of death of the last surviving Insured, and any Premiums received after the date of death. We will also refund any cost of insurance charge deducted for the period beyond the date of death. We will reduce the Death Benefits by any Loan Balance.

Corridor Death Benefit

The purpose of the Corridor Death Benefit is to ensure that the amount of insurance we provide meets the definition of life insurance under the Internal Revenue Code. We calculate the Corridor Death Benefit by multiplying the Contract Value by the appropriate corridor percentage. The corridor percentages vary by Age, sex, risk class, Specified Amount, Additional Insurance Amount, the number of years coverage has been in effect and any applicable optional benefits or riders.

Guaranteed Minimum Death Benefit Option

An optional Guaranteed Minimum Death Benefit Option is available only at issue. This option is not available if you elect Coverage Option B or if the Joint First to Die Rider is issued. If you choose this option, it guarantees that we will pay the Specified Amount (less Loan Balance and any past due charges) upon the death of the last surviving Insured, regardless of the Contract’s investment performance, if you meet the Guaranteed Minimum Death Benefit Option Premium requirement. The Guaranteed Minimum Death Benefit Option does not guarantee any Additional Insurance Amount.

The Guaranteed Minimum Death Benefit Option Premium is the amount which guarantees that the Guaranteed Minimum Death Benefit Option will remain in effect. Your Contract shows the Guaranteed Minimum Death Benefit Option Premium. You satisfy the Guaranteed Minimum Death Benefit Option Premium requirement if, on each Monthly Anniversary Day, the cumulative Premiums that you have paid equal or exceed the cumulative Guaranteed Minimum Death Benefit Option Premiums plus any Loan Balance.

"Cumulative Premiums that you have paid" means the amount that is equal to:

  the sum of all Premiums paid; less
  the sum of all partial surrenders; with
  (a) and (b) each accumulated at an annual effective interest rate of 4% from the date your Contract is issued to the Monthly Anniversary Day on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

“Cumulative Guaranteed Minimum Death Benefit Option Premiums” is equal to the sum of the Guaranteed Minimum Death Benefit Option Premiums. Each such Premium is accumulated at an annual effective interest rate of 4% to the Monthly Anniversary Day on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

If you do not meet the Guaranteed Minimum Death Benefit Option Premium requirement, the Guaranteed Minimum Death Benefit Option is in default. A 61-day notice period begins on the day we mail the notice that the option is in default and inform you of the amount of Premium required to maintain the Guaranteed Minimum Death Benefit Option. The Premium amount required to prevent default of the option is equal to:

  the cumulative Guaranteed Minimum Death Benefit Option Premium plus any Loan Balance; less the cumulative paid Premium.

The Guaranteed Minimum Death Benefit Option will terminate if you do not pay sufficient Premium by the end of the notice period.

If the Contract contains any Additional Insurance Amount coverage or any optional benefit riders, then we will also test the Contract to ensure that the you have funded the Contract at a sufficient level to support the Additional Insurance Amount or other optional riders. On each Monthly Anniversary Day we will test the Cash Surrender Value to determine if it is sufficient to cover the Monthly Deduction. If not, a 61-day notice period begins on the day we mail notice of the amount of Premium required to keep the Additional Insurance Amount and/or any optional riders in effect. The Premium required to keep the Additional Insurance Amount is equal to the amount which would provide a Cash Surrender Value equal to three Monthly Deduction. If we do not receive payment at least equal to the default Premium by the end of the notice period, we will terminate the additional insurance amount and other optional benefit riders.

We do not charge for this option during the first 10 Contract Years. Beginning in Contract Year 11 we will apply a monthly charge per $1,000 of Specified Amount at issue. The Guaranteed Minimum Death Benefit Option is not available for:

  Coverage Option B Contracts;
  Contracts on which the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount; or
  Contracts which include the Joint First to Die Rider.

The Guaranteed Minimum Death Benefit Option will terminate:

  upon your request;
  if you change the Coverage Option to B; or
  if you increase the Additional Insurance Amount to more than the Specified Amount.

You may apply to have the Guaranteed Minimum Death Benefit Option reactivated within two years of termination of such option. Re-activation requires:

  Written Notice to restore the option;
  evidence of insurability of the Insureds satisfactory to us, unless you request re-activation within one year after the beginning of the notice period, and payment of the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus the Loan Balance exceeds the cumulative paid Premiums on the date of re-activation.

On the Monthly Anniversary Day on which the re-activation takes effect, we will deduct from the Contract Value any unpaid Guaranteed Minimum Death Benefit Option charges. We have the right to deny re-activation of the Guaranteed Minimum Death Benefit Option more than once during the life of the Contract.

Effect of Combinations of Specified Amount and Additional Insurance Amount

You should consider the following factors in determining how to allocate coverage in the form of the Specified Amount or in the form of an Additional Insurance Amount:

  the Specified Amount cannot be increased after issue, while the Additional Insurance Amount may be increased after issue, subject to application and evidence of insurability;
  the Additional Insurance Amount does not increase the Guaranteed Monthly Premium under a Contract. Accordingly, the amount of compensation paid to the agent may be less if coverage is included as Additional Insurance Amount, rather than as Specified Amount;
  the monthly per thousand charges are only charged on the Specified Amount not on the Additional Insurance Amount, therefore contracts with higher amounts of Additional Insurance Amounts may have greater Contract Values.
  the Guaranteed Minimum Death Benefit Option covers only the Specified Amount and does not cover the Additional Insurance Amount. If the Contract Value is insufficient to pay the monthly expenses (including charges for the Additional Insurance Amount) the Additional Insurance Amount and rider coverage will terminate, even though the Specified Amount may stay in effect under the Guaranteed Minimum Death Benefit Option.

Generally, you will incur lower Contract Year charges and have more flexible coverage with respect to the Additional Insurance Amount than with the Specified Amount. On the other hand, if you wish to take advantage of the Guaranteed Minimum Death Benefit Option, the proportion of the Total Sum Insured that is guaranteed can be increased by taking out a larger part of the coverage as Specified Amount at the time of issue. The Guaranteed Minimum Death Benefit Option is not available at all if the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount at any time. In such case, it could be to your advantage to increase the amount of coverage applied for at issue as Specified Amount in order that the Guaranteed Minimum Death Benefit Option will be available. However, if this guarantee is not important to you, you could choose to maximize the proportion of the Additional Insurance Amount.

CHANGES IN DEATH BENEFIT

Effect of Investment Performance on Death Benefit

If investment performance is favorable, the amount of the Death Proceeds may increase. The impact of investment performance will vary depending upon which Coverage Option applies:

  Under Option A, the Death Proceeds will not usually change for several years to reflect any favorable investment performance and may not change at all. (See the illustrations beginning on page 37 to see how and when investment performance may begin to affect the Death Proceeds);
  Option B provides a Death Benefit that varies directly with the investment performance of the Contract Value;
  Option L provides a Death Benefit pattern that can be level for several years and then can increase at a particular time that you choose.

Changes in Coverage Option

We have the right to require that no change in Coverage Option occurs during the first Contract Year and that you make no more than one change in Coverage Option in any 12-month period. After any change, we require the Total Sum Insured be at least $200,000 and the Specified Amount to be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that we receive and accept the request. We may require satisfactory evidence of insurability.

If the Coverage Option is Option B or Option L, it may be changed to Option A. The Total Sum Insured will not change. The effective date of change will be the Monthly Anniversary Day following the date we receive and approve your application for change.

If the Coverage Option is Option A or Option B you may not change it to Option L. Coverage Option L is only available at issue, so no changes to Option L are allowed.

If the Coverage Option is Option A or Option L, you may change it to Option B subject to satisfactory evidence of insurability. This change will decrease the Total Sum Insured. The new Total Sum Insured will be the greater of the Total Sum Insured less the Contract Value as of the date of change or $25,000.

If the Coverage Option is changed to B, the Guaranteed Minimum Death Benefit Option, if in effect, will terminate.

We have the right to decline any Coverage Option change that we determine would cause the Contract to not qualify as life insurance under applicable tax laws.

Changes in the Coverage Option may have tax consequences. You should consult a tax adviser before changing the Coverage Option.

Increases in the Additional Insurance Amount

You may make increases to the Additional Insurance Amount through either scheduled annual increases requested at issue or unscheduled increases you request. The maximum Additional Insurance Amount coverage at issue is four times the Specified Amount. This coverage may increase to a maximum of eight times the Specified Amount after issue under scheduled annual increases.

        Scheduled Increases. Scheduled increases to the Additional Insurance Amount, subject to our approval, may be based on a flat amount annual increase or a percentage annual increase. Available percentage increases range from 0-25% of the Additional Insurance Amount. We will base the percentage increase on the specified percentage of the Additional Insurance Amount at the time the scheduled increase occurs. Available amounts for a flat amount increase range from 0-25% of the Additional Insurance Amount at issue. The Guaranteed Minimum Death Benefit Option is not available if the Additional Insurance Amount is, or is scheduled to, exceed the Specified Amount

        Unscheduled Increases. You may request increases to the Additional Insurance Amount other than the Schedule annual increases available at issue. We have the right to not allow increases in Additional Insurance Amount during the first Contract Year and to allow only one increase in any 12-month period. The following requirements apply for an unscheduled increase:

  you must submit an application for the increase;
  we may require satisfactory evidence of insurability;
  any requested, unscheduled increase in the Additional Insurance Amount must be at least $10,000;
  the Insureds’ attained Age must be less than the current maximum issue Age for the Contracts, as we determine from time to time;
  a change in Planned Premiums may be advisable;
  the increase in the Additional Insurance Amount will become effective on the Monthly Anniversary Day on or following the date we approve the request for the increase;
  if the Additional Insurance Amount is increased to be greater than the Specified Amount, the Guaranteed Minimum Death Benefit Option, if applicable, will terminate.

For both a scheduled and unscheduled increase, if the Cash Surrender Value is at any time insufficient to pay the Monthly Deduction for the Contract, the Additional Insurance Amount and riders will terminate in order to preserve the Guaranteed Minimum Death Benefit Option. (See “Guaranteed Minimum Death Benefit Option,” page 32.) Any increase in the Additional Insurance Amount will not effect the surrender charge or the Guaranteed Monthly Premium. Increases in the Additional Insurance Amount may have tax consequences. You should consult a tax adviser before increasing the Additional Insurance Amount.

Decreases in Total Sum Insured

You may request a decrease in the Total Sum Insured. When you make a decrease in Total Sum Insured, we will first reduce any amount of Additional Insurance Amount remaining. Then we will reduce the Specified Amount. If the Specified Amount is decreased, the Guaranteed Minimum Death Benefit Option coverage amount will be decreased by the same amount. Under certain circumstances, a partial surrender will result in a decrease in the Total Sum Insured. (See “Partial Surrenders,” page 36.)

We have the right to require that no decreases occur during the first Contract Year and that you make no more than one decrease in any 12-month period.

We require that the Total Sum Insured after any decrease be at least $200,000 and that the Specified Amount be $100,000. You must provide Written Notice of your request to decrease your Total Sum Insured. The effective date of the decrease will be the Monthly Anniversary Day following the date we receive your application.

Decreasing the Total Sum Insured may have the effect of decreasing monthly cost of insurance charges. A decrease in the Total Sum Insured will not affect the surrender charge and will not decrease the Guaranteed Monthly Premium or Guaranteed Minimum Death Benefit Option Premium.(See “Surrender Charge,” page 32.)

A decrease in the Total Sum Insured may have adverse tax consequences. You should consult a tax adviser before decreasing the Total Sum Insured.

CASH BENEFITS

Contract Loans

You may borrow from your Contract (prior to the death of the last Insured to die) at any time by submitting a Written Request. You may also make loans by telephone, facsimile or electronic mail if you have provided proper authorization to do so. (See “Telephone, Facsimile and Electronic Mail Authorizations,” page 51.) The maximum loan amount available is the Contract’s Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. We will process Contract loans as of the date we approve your Written Request. We will generally send loan proceeds to you within seven calendar days. (See “Payment of Proceeds,” page 46.)

        Interest. We will charge interest on any Loan Balance at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If you do not pay interest when due, we add the amount of the interest to the loan and it becomes part of the Loan Balance.

        Loan Collateral. When you make a Contract loan, we transfer an amount sufficient to secure the loan out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract’s Loan Account. We will reduce the Cash Surrender Value by the amount transferred to the Loan Account. The loan does not have an immediate effect on the Contract Value. You may specify the Variable Accounts and/or Fixed Account from which we transfer collateral. If you do not specify we will transfer collateral in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total unloaned Contract Value on the date you make the loan. On each Contract Anniversary we will transfer an amount of Cash Surrender Value equal to any due and unpaid loan interest to the Loan Account. We will transfer due and unpaid interest in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

We will credit the Loan Account with interest at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year. (The net cost of a loan is the difference between the rate of interest charged on the Loan Balance and the amount credited to the Loan Account). We will add the interest earned on the Loan Account to the Fixed Account.

        Preferred Loan Provision. Beginning in the eleventh Contract Year, an additional type of loan is available called a preferred loan. For a preferred loan we will credit the amount in the Loan Account securing the preferred loan with interest at an effective annual rate of 6.0%. Thus, the net cost of the preferred loan is 0.0% per year. The maximum amount available for a preferred loan is the Contract Value less Premiums paid. This amount may not exceed the maximum loan amount. The preferred loan provision is not guaranteed.

The tax consequences of a preferred loan are uncertain. You should consult a tax adviser before taking out a preferred loan.

        Loan Repayment. You may repay all or part of your Loan Balance at any time while at least one Insured is living and the Contract is in force. We have the right to require that each loan repayment be at least $50. Loan repayments must be sent to the Home Office and we will credit them as of the date received. You should clearly mark a loan repayment as such or we will credit it as a Premium. (Sales Charges and Premium Tax Charges do not apply to loan repayments, unlike Unscheduled Premiums.) When you make a loan repayment, we transfer Contract Value in the Loan Account in an amount equal to the repayment from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Thus, a loan repayment will immediately increase the Cash Surrender Value by the amount transferred from the Loan Account. A loan repayment does not have an immediate effect on the Contract Value. Unless you specify otherwise, we will transfer loan repayment amounts to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.

        Effect of Contract Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Contract Values because the investment results will apply only to the non-loaned portion of the Contract Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the unloaned value in the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Loans may increase the potential for lapse if investment results of the Subaccounts are less than anticipated. Loans can (particularly if not repaid) make it more likely than otherwise for a Contract to terminate. (See “TAX CONSIDERATIONS,” page 48, for a discussion of the tax treatment of policy loans, and the adverse tax consequences if a Contract lapses with loans outstanding.) In particular, if your Contract is a “modified endowment contract,” loans may be currently taxable and subject to a 10% penalty tax. In addition, interest paid on Contract Loans generally is not tax deductible. We will deduct any Loan Balance from any Death Proceeds. (See “Amount of Death Proceeds,” page 31.)

Your Contract will be in default if the Loan Account Value on any Valuation Day exceeds the Contract Value. We will send you notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination. (See “Premiums to Prevent Lapse,” page 22.)

Surrendering the Contract for Cash Surrender Value

You may surrender your Contract at any time for its Cash Surrender Value by submitting a Written Request. A surrender charge may apply. (See “Surrender Charge,” page 32)We may require return of the Contract. We will process a surrender request as of the date we receive your Written Request and all required documents. Generally we will make payment within seven calendar days. (See “Payment of Proceeds,” page 46.) You may receive the Cash Surrender Value in one lump sum or you may apply it to a payment option. (See “Payment Options,” page 37.) Your Contract will terminate and cease to be in force if you surrender it for one lump sum. You will not be able to reinstate it later. Surrenders may have adverse tax consequences. (See “Tax Considerations,” page 48.)

(In Texas, if you request a surrender within 31 days after a Contract Anniversary, the Cash Surrender Value applicable to the Fixed Account Value will not be less than the Cash Surrender Value applicable to the Fixed Account on that anniversary, less any Contract loans or partial surrenders made on or after such Anniversary.)

Partial Surrenders

You may make partial surrenders under your Contract at any time subject to the conditions below. You must submit a Written Request, and we will assess a partial surrender fee. (See “Partial Surrender Fee,” page 28.) We will deduct this charge from your Contract Value along with the amount requested to be surrendered. Each partial surrender must be at least $500 and the partial surrender amount (including the partial surrender fee) may not exceed the Cash Surrender Value, less $300.

When you request a partial surrender, you can direct how we deduct the partial surrender amount (including the partial surrender fee) from your Contract Value in the Subaccounts and Fixed Account. If you provide no directions, we will deduct the partial surrender amount (including the partial surrender fee) from your Contract Value in the Subaccounts and Fixed Account on a pro rata basis. (See “Minimum Guaranteed and Current Interest Rates,” page 25) Partial surrenders may have adverse tax consequences. (See “TAX CONSIDERATIONS,” page 48.)

If Coverage Option A or L is in effect, we will reduce the Contract Value by the partial surrender amount. We will reduce the Total Sum Insured by the partial surrender amount (including the partial surrender fee) minus the excess, if any, of the Death Benefit over the Total Sum Insured at the time you make the partial surrender. If the partial surrender amount (including the partial surrender fee) is less than the excess of the Death Benefit over the Total Sum Insured, we will not reduce the Total Sum Insured. If Coverage Option B is in effect, we will reduce the Contract Value by the partial surrender amount and the partial surrender fee.

We have the right to reject a partial surrender request if the partial surrender would reduce the Total Sum Insured below the minimum amount for which the Contract would be issued under our then-current rules.

We will process partial surrender requests as of the date we receive your Written Request. Generally we will make payment within seven calendar days. (See "PAYMENT OF PROCEEDS," page 46.)

Payment Options

The Contract offers a variety of ways, in addition to a lump sum, for you to receive proceeds payable. Payment options are available for use with various types of proceeds, such as surrender or death. We summarize these payment options below. All of these options are forms of fixed benefit annuities which do not vary with the investment performance of a separate account.

You may apply proceeds of $2,000 (this minimum may not apply in some states) or more which are payable under this Contract to any of the following options:

        Option 1: Interest Payments. We will make interest payments to the payee annually or monthly as elected. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest paid annually. You may withdraw the proceeds and any unpaid interest in full at any time.

        Option 2: Installments of a Specified Amount. We will make annual or monthly payments until the proceeds plus interest are fully paid. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest. You may withdraw the present value of any unpaid installments at any time.

        Option 3: Installments For a Specified Period. We pay proceeds in equal annual or monthly payments for a specified number of years. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest. You may withdraw the present value of any unpaid installments at any time.

        Option 4: Life Income. We will pay an income during the payee’s lifetime. You may choose a minimum guaranteed payment period. One form of minimum guaranteed payment period is the installment refund option, under which we will make payments until the total income payments received equal the proceeds applied.

        Option 5: Joint and Survivor Income. We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

        Minimum Amounts. We have the right to pay the total amount of the Contract in one lump sum, if less than $2,000. If payments under the payment option selected are less than $50, payments may be made less frequently at our option.

        Choice of Options You may choose an option by written notice during the Insured’s lifetime. If a payment option is not in effect at the Insured’s death, the beneficiary may make a choice.

If we have options or rates available on a more favorable basis at the time you elect a payment option, we will apply the more favorable benefits.

Specialized Uses of the Contract

Because the Contract provides for an accumulation of Contract Value as well as a Death Benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks. For example, if the investment performance of Subaccounts to which Variable Account Value is allocated is poorer than expected or if you do not pay sufficient Premiums, the Contract may lapse or may not accumulate sufficient value to fund the purpose for which you purchased the Contract. Partial surrenders and Contract loans may significantly affect current and future values and proceeds. A loan may cause a Contract to lapse, depending upon Subaccount investment performance and the amount of the loan. Before purchasing a Contract for a specialized purpose, you should consider whether the long-term nature of the Contract is consistent with the purpose for which you are considering it. Using a Contract for a specialized purpose may have tax consequences. (See “TAX CONSIDERATIONS” page 48.)

ILLUSTRATIONS

We have prepared the following tables to illustrate hypothetically how certain values under a Contract change with investment performance over an extended period of time. The tables illustrate how Contract Values, Cash Surrender Values and Death Benefits under a Contract covering both Insureds of a given age would vary over time if Planned Premiums were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Premiums accumulated at 5% interest compounded annually.

Assumptions

The hypothetical investment rates of return are illustrative only. Do not assume they are representative of past or future investment rates of return. Actual rates of return for a particular Contract may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations you make, prevailing interest rates and rates of inflation. These illustrations assume that you allocate Premiums equally among the Subaccounts available under the Contract, and that you allocate no amounts to the Fixed Account. We have based these illustrations on the following assumptions:

  there are no Contract loans;
  you pay an annual Premium at the beginning of each Contract Year. Values will be different if you pay the Premiums with a different frequency or in different amounts.

Charges Illustrated

The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after-tax return of the selected Portfolios. The tables assume an average annual expense ratio of 0.96% of the average daily net assets of the Portfolios available under the Contracts. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. This average annual expense ratio takes into account expense reimbursement arrangements to be in place for 2001 for some of the Portfolios. At this time, we do not anticipate any changes in the expense reimbursement arrangements. However this agreement may be terminated at any time In the absence of the reimbursement arrangements for some of the Portfolios the average annual expense ratio would be higher. For information on the Portfolios’ expenses, see the Fee Table in this Prospectus and the prospectuses for the Funds and Portfolios accompanying this Prospectus.

In addition, the values calculated using current charges shown in the illustrations reflect the current daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.625%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% corresponds to approximate net annual rates of –1.58%, 4.39% and 10.35%, respectively on a current basis. The values calculated using guaranteed charges shown in the illustrations reflect the guaranteed daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.625%. After deduction of Portfolio expenses and the guaranteed mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of –1.58%, 4.39% and 10.35%, respectively.

The illustrations also reflect the deduction of the Premium Expense Charges and the Monthly Deduction. The Monthly Deduction includes the cost of insurance charge. We have the contractual right to charge guaranteed maximum charges that are higher than our current cost of insurance charges. The current cost of insurance charges and, alternatively, the guaranteed cost of insurance charges are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Balance or charges for optional benefits and/or riders.

The illustrations are based on our sex distinct rates for nontobacco users. Upon request, we will furnish you with a comparable illustration based upon the proposed Insureds’ specific circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

$10,000 ANNUAL PREMIUM
$1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

------------------------------------------------------------------------------------------------------------------------
                                 0% Hypothetical Gross      6% Hypothetical Gross          12% Hypothetical Gross
                                   Investment Return          Investment Return              Investment Return
--------- ----------------- -----------------------------  ---------------------------  --------------------------------
End of    Premiums          Contract  Cash      Death      Contract Cash       Death    Contract  Cash        Death
Contract  Accumulated at 5% Value     Surrender Benefit    Value    Surrender  Benefit  Value     Surrender   Benefit
Year      Interest per Year           Value                         Value                         Value
--------- ----------------- --------- --------- ---------  -------- --------- --------- ---------- ---------  ----------
1             10500          7,868     0        1,000,000  8,377    0         1,000,000  8,887     0          1,000,000
2             21525          15,606    3,501    1,000,000  17,116   5,011     1,000,000  18,689    6,583      1,000,000
3             33101          23,216    12,224   1,000,000  26,232   15,240    1,000,000  29,497    18,505     1,000,000
4             45256          30,699    20,959   1,000,000  35,740   26,000    1,000,000  41,417    31,677     1,000,000
5             58019          38,054    29,706   1,000,000  45,656   37,307    1,000,000  54,560    46,212     1,000,000
6             71420          45,284    38,327   1,000,000  55,997   49,040    1,000,000  69,054    62,097     1,000,000
7             85491          52,387    46,822   1,000,000  66,778   61,212    1,000,000  85,035    79,470     1,000,000
8             100266         59,363    55,189   1,000,000  78,017   73,843    1,000,000  102,655   98,481     1,000,000
9             115779         66,212    63,429   1,000,000  89,733   86,950    1,000,000  122,082   119,299    1,000,000
10            132068         72,933    71,541   1,000,000  101,942  100,551   1,000,000  143,501   142,110    1,000,000
11            149171         80,595    80,595   1,000,000  115,770  115,770   1,000,000  168,255   168,255    1,000,000
12            167130         88,109    88,109   1,000,000  130,178  130,178   1,000,000  195,548   195,548    1,000,000
13            185987         95,474    95,474   1,000,000  145,190  145,190   1,000,000  225,641   225,641    1,000,000
14            205786         102,686   102,686  1,000,000  160,826  160,826   1,000,000  258,821   258,821    1,000,000
15            226575         109,742   109,742  1,000,000  177,109  177,109   1,000,000  295,393   295,393    1,049,567
20            347193         142,709   142,709  1,000,000  269,277  269,277   1,000,000  542,166   542,166    1,593,385
25            501136         171,704   171,704  1,000,000  382,361  382,361   1,000,000  941,970   941,970    2,301,334
30            697610         196,686   196,686  1,000,000  521,350  521,350   1,067,260  1,589,517 1,589,517  3,253,913
-------------------------------------------------------------------------------------------------------------------------

You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

$10,000 ANNUAL PREMIUM
$1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
COVERAGE OPTION A
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

------------------------------------------------------------------------------------------------------------------------
                                 0% Hypothetical Gross      6% Hypothetical Gross          12% Hypothetical Gross
                                   Investment Return          Investment Return              Investment Return
--------- ----------------- -----------------------------  ---------------------------  --------------------------------
End of    Premiums          Contract  Cash      Death      Contract Cash       Death    Contract  Cash        Death
Contract  Accumulated at 5% Value     Surrender Benefit    Value    Surrender  Benefit  Value     Surrender   Benefit
Year      Interest per Year           Value                         Value                         Value
--------- ----------------- --------- --------- ---------  -------- --------- --------- ---------- ---------  ----------
1          10500            4,774     0         1,000,000  5,183    0         1,000,000 5,595      0          1,000,000
2          21525            9,468     0         1,000,000  10,588   0         1,000,000 11,763     0          1,000,000
3          33101            14,081    3,089     1,000,000  16,223   5,231     1,000,000 18,562     7,570      1,000,000
4          45256            18,613    8,873     1,000,000  22,097   12,358    1,000,000 26,056     16,316     1,000,000
5          58019            23,063    14,715    1,000,000  28,219   19,870    1,000,000 34,315     25,967     1,000,000
6          71420            27,432    20,475    1,000,000  34,597   27,640    1,000,000 43,417     36,460     1,000,000
7          85491            31,718    26,152    1,000,000  41,240   35,675    1,000,000 53,446     47,881     1,000,000
8          100266           35,920    31,745    1,000,000  48,159   43,984    1,000,000 64,497     60,323     1,000,000
9          115779           40,036    37,253    1,000,000  55,361   52,578    1,000,000 76,672     73,889     1,000,000
10         132068           44,065    42,674    1,000,000  62,857   61,466    1,000,000 90,085     88,694     1,000,000
11         149171           48,004    48,004    1,000,000  70,655   70,655    1,000,000 104,862    104,862    1,000,000
12         167130           51,851    51,851    1,000,000  78,766   78,766    1,000,000 121,138    121,138    1,000,000
13         185987           55,601    55,601    1,000,000  87,197   87,197    1,000,000 139,067    139,067    1,000,000
14         205786           59,250    59,250    1,000,000  95,958   95,958    1,000,000 158,814    158,814    1,000,000
15         226575           62,793    62,793    1,000,000  105,056  105,056   1,000,000 180,564    180,564    1,000,000
20         347193           78,570    78,570    1,000,000  155,776  155,776   1,000,000 327,167    327,167    1,000,000
25         501136           89,683    89,683    1,000,000  215,268  215,268   1,000,000 563,159    563,159    1,375,859
30         697610           92,097    92,097    1,000,000  282,088  282,088   1,000,000 937,061    937,061    1,918,266
------------------------------------------------------------------------------------------------------------------------

You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

$10,000 ANNUAL PREMIUM
$1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING CURRENT COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

-----------------------------------------------------------------------------------------------------------------------
                                0% Hypothetical Gross      6% Hypothetical Gross          12% Hypothetical Gross
                                  Investment Return          Investment Return              Investment Return
-------- ----------------- -----------------------------  ---------------------------  --------------------------------
End of   Premiums          Contract  Cash      Death      Contract Cash       Death    Contract  Cash        Death
Contract Accumulated at 5% Value     Surrender Benefit    Value    Surrender  Benefit  Value     Surrender   Benefit
Year     Interest per Year           Value                         Value                         Value
-------- ----------------- --------- --------- ---------  -------- --------- --------- ---------- ---------  ----------
1         10500            7,868     0         1,007,868  8,377     0        1,008,377 8,887      0           1,008,887
2         21525            15,606    3,501     1,015,606  17,116    5,011    1,017,116 18,688     6,583       1,018,688
3         33101            23,216    12,224    1,023,216  26,232    15,239   1,026,232 29,497     18,505      1,029,497
4         45256            30,698    20,958    1,030,698  35,739    25,999   1,035,739 41,415     31,675      1,041,415
5         58019            38,052    29,704    1,038,052  45,653    37,305   1,045,653 54,557     46,208      1,054,557
6         71420            45,280    38,323    1,045,280  55,991    49,034   1,055,991 69,047     62,090      1,069,047
7         85491            52,380    46,814    1,052,380  66,768    61,203   1,066,768 85,023     79,457      1,085,023
8         100266           59,351    55,177    1,059,351  78,001    73,827   1,078,001 102,634    98,460      1,102,634
9         115779           66,194    63,412    1,066,194  89,708    86,925   1,089,708 122,047    119,264     1,122,047
10        132068           72,907    71,515    1,072,907  101,904   100,513  1,101,904 143,446    142,054     1,143,446
11        149171           80,558    80,558    1,080,558  115,714   115,714  1,115,714 168,170    168,170     1,168,170
12        167130           88,057    88,057    1,088,057  130,097   130,097  1,130,097 195,421    195,421     1,195,421
13        185987           95,403    95,403    1,095,403  145,075   145,075  1,145,075 225,453    225,453     1,225,453
14        205786           102,591   102,591   1,102,591  160,665   160,665  1,160,665 258,548    258,548     1,258,548
15        226575           109,615   109,615   1,109,615  176,888   176,888  1,176,888 295,015    295,015     1,295,015
20        347193           142,288   142,288   1,142,288  268,406   268,406  1,268,406 541,336    541,336     1,590,946
25        501136           170,645   170,645   1,170,645  379,723   379,723  1,379,723 940,622    940,622     2,298,041
30        697610           194,477   194,477   1,194,477  514,985   514,985  1,514,985 1,587,330  1,587,330   3,249,437
------------------------------------------------------------------------------------------------------------------------

You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

$10,000 ANNUAL PREMIUM
$1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
COVERAGE OPTION B
USING GUARANTEED COST OF INSURANCE RATES
Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

------------------------------------------------------------------------------------------------------------------------
                                 0% Hypothetical Gross      6% Hypothetical Gross          12% Hypothetical Gross
                                   Investment Return          Investment Return              Investment Return
--------- ----------------- -----------------------------  ---------------------------  --------------------------------
End of    Premiums          Contract  Cash      Death      Contract Cash       Death    Contract  Cash        Death
Contract  Accumulated at 5% Value     Surrender Benefit    Value    Surrender  Benefit  Value     Surrender   Benefit
Year      Interest per Year           Value                         Value                         Value
--------- ----------------- --------- --------- ---------  -------- --------- --------- ---------- ---------  ----------
1           10500            4,774    0         1,004,774  5,183     0        1,005,183  5,595     0          1,005,595
2           21525            9,468    0         1,009,468  10,588    0        1,010,588  11,763    0          1,011,763
3           33101            14,080   3,088     1,014,080  16,223    5,231    1,016,223  18,561    7,569      1,018,561
4           45256            18,612   8,872     1,018,612  22,096    12,357   1,022,096  26,054    16,315     1,026,054
5           58019            23,062   14,713    1,023,062  28,217    19,868   1,028,217  34,312    25,964     1,034,312
6           71420            27,429   20,472    1,027,429  34,593    27,636   1,034,593  43,412    36,455     1,043,412
7           85491            31,713   26,147    1,031,713  41,234    35,668   1,041,234  53,437    47,872     1,053,437
8           100266           35,912   31,737    1,035,912  48,147    43,973   1,048,147  64,482    60,308     1,064,482
9           115779           40,024   37,241    1,040,024  55,344    52,561   1,055,344  76,647    73,865     1,076,647
10          132068           44,048   42,656    1,044,048  62,831    61,439   1,062,831  90,047    88,655     1,090,047
11          149171           47,979   47,979    1,047,979  70,617    70,617   1,070,617  104,803   104,803    1,104,803
12          167130           51,816   51,816    1,051,816  78,711    78,711   1,078,711  121,050   121,050    1,121,050
13          185987           55,554   55,554    1,055,554  87,119    87,119   1,087,119  138,938   138,938    1,138,938
14          205786           59,187   59,187    1,059,187  95,850    95,850   1,095,850  158,628   158,628    1,158,628
15          226575           62,709   62,709    1,062,709  104,908   104,908  1,104,908  180,300   180,300    1,180,300
20          347193           78,278   78,278    1,078,278  155,158   155,158  1,155,158  325,806   325,806    1,325,806
25          501136           88,814   88,814    1,088,814  213,045   213,045  1,213,045  558,866   558,866    1,558,866
30          697610           89,802   89,802    1,089,802  274,834   274,834  1,274,834  928,824   928,824    1,928,824
------------------------------------------------------------------------------------------------------------------------

You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

OTHER CONTRACT BENEFITS AND PROVISIONS

Limits on Rights to Contest the Contract

        Incontestability. After the Contract has been in force during the Insureds’ lifetimes for two years from the Contract Date (or less if required by state law), we may not contest the Contract, except if the Contract lapses after the end of a Grace Period.

We will not contest any increase in the Additional Insurance Amount after the increase has been in force during the Insureds’ lifetimes for two years following the effective date of the increase (or less if required by state law) unless the contract lapses.

If a Contract lapses and it is reinstated, we cannot contest the reinstated Contract after the Contract has been in force during the Insureds’ lifetimes for two years from the date of the reinstatement application (or less if required by state law).

        Suicide Exclusion. If either Insured dies by suicide, while sane or insane, within two years of the Contract Date (or less if required by state law), the Contract will terminate on the date of such suicide and the amount payable by us (in place of any other benefits) will be equal to the Contract Value less any Loan Balance. If either Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Additional Insurance Amount (or less if required by state law), the amount of the Additional Insurance Amount associated with the increase will terminate and the amount payable by us associated with such increase will be limited to the cost of insurance charges associated with the increase.

Changes in the Contract or Benefits

        Misstatement of Age or Sex. If, while the Contract is in force and either or both the Insureds are alive, it is determined that the Age or sex of either Insured as stated in the Contract is not correct, we will adjust the Contract Value. The adjustment will be the difference between the following amounts accumulated at 4% interest annually. The two amounts are:

  the cost of insurance deductions that have been made; and
  the cost of insurance deductions that should have been made.

If, after the death of the last surviving Insured while this Contract is in force, it is determined the Age or sex of either Insured as stated in the Contract is not correct, the Death Benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct Age and sex would have provided plus the Contract Value on the date of death (unless otherwise required by state law).

         Other Changes. Upon notice to you, we may modify the Contract. We can only do so if such modification is necessary to:

  make the Contract or the Variable Account comply with any applicable law or regulation issued by a governmental agency to which we are subject;
  assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts;
  reflect a change in the operation of the Variable Account; or
  provide additional Variable Account and/or Fixed Account options.

We have the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account. In the event of any such modification, we will issue an appropriate amendment to the Contract, if required. We will exercise these changes in accordance with applicable law, including approval of Contract Owners if required.

Payment of Proceeds

We will usually pay proceeds within seven calendar days after we receive all the documents required for such a payment.

We determine the amount of the Death Proceeds as of the date of the Insured’s death. But, we determine the amount of all other proceeds as of the date we receive the required documents. We may delay a payment or a transfer request if:

  the New York Stock Exchange is closed for other than a regular holiday or weekend;
  trading is restricted by the SEC or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or
  the SEC, by order, permits postponement of payment to protect Kansas City Life’s Contract Owners.

If payment is not made within 30 days after receipt of all documents required for such a payment, we will add interest to the amount paid from the date of receipt of all required documents at 4% or such higher rate required for a particular state

        Generations Legacy Account. We will pay Death Proceeds through Kansas City Life’s Generations Legacy Account. The Generations Legacy Account is an interest-bearing checking account at Generations Bank, an affiliate of Kansas City Life. Interest accrues daily and is paid monthly in the Generations Legacy Account. A Contract Owner or Beneficiary (whichever applicable) has immediate and full access to proceeds by writing a check on the account. We pay interest on Death Proceeds from the date of death to the date the Generations Legacy Account is opened. Generations Bank is a member of the Federal Deposit Insurance Corporation (FDIC). Each account is insured up to the limit established by the FDIC.

We will pay Death Proceeds through the Generations Legacy Account when the proceeds are paid to an individual.

Reports to Contract Owners

At least once each Contract Year, we will send you a report showing updated information about the Contract since the last report, including any information required by law. We will also send you an annual and semi-annual report for each Fund or Portfolio underlying a Subaccount to which you have allocated Contract Value. This will include a list of the securities held in each Fund, as required by the 1940 Act. In addition, we will send you written confirmation of all Contract transactions.

Selecting and Changing the Beneficiary

You select the Beneficiary in your application. You may change the Beneficiary in accordance with the terms of the Contract. If you designate a Beneficiary as irrevocable, then you must obtain the Beneficiary’s consent to change the Beneficiary. The Primary Beneficiary is the person entitled to receive the Death Proceeds under the Contract. If the Primary Beneficiary is not living, the Contingent Beneficiary is entitled to receive the Death Proceeds. If both Insureds die and there is no surviving Beneficiary, the Owner will be the Beneficiary.

Simultaneous Death of Beneficiary and the Last Surviving Insured

We will pay death proceeds as though the beneficiary died before the death of the last surviving Insured if:

  the beneficiary dies at the same time as or within 15 days of the death of the last surviving Insured; and
  we have not paid the proceeds to the beneficiary within this 15-day period.

Change of Ownership

You may change the ownership of the contract by giving written notice or written request. The change will be effective on the date your request was signed but will have no effect on any payment made or other action taken by us before we receive it. We may require that the contract be submitted for endorsement to show the change.

Assignment

You may assign the Contract in accordance with its terms. In order for any assignment to bind us, it must be in writing and filed at the Home Office. When we receive a signed copy of the assignment, your rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. We assume no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Loan Balance. We will send notices to any assignee we have on record concerning amounts required to be paid during a Grace Period in addition to sending these notices to you.

Reinstatement of Contract

If your Contract lapses, you may reinstate it within two years (or such longer period if required by state law) after lapse. This reinstatement must meet certain conditions, including the payment of the required Premium and proof of insurability. See your Contract for further information.

Optional Riders

The following optional riders are available and may be added to your Contract. We will deduct monthly charges for these optional riders from your Contract Value as part of the Monthly Deduction. All of these riders may not be available in all states.

Contract Split Option Rider
Issue Ages: 20-75
This rider allows you to split the Contract equally (based on Total Sum Insured) into two individual policies, one on the life of each Insured. This split option will be offered without evidence of insurability under the condition that you make the request as the result of either:
1) the divorce of the two Insureds; or
2) as a result of a change in the Unlimited Federal Estate Tax marital deduction or a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.

You must also meet specific other conditions in order to qualify. When you exercise this option, we will terminate the existing Contract. (In Pennsylvania, this option may not be exercised in the event of divorce.)

The new contracts will be based on the Insureds' Age and sex, and is based on the risk class at the time of issue of the original Contract.

This rider will terminate at the earlier of the death of the first Insured to die or the older Insured’s age 80. The rider will also terminate if you elect to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges. (See “Guaranteed Minimum Death Benefit Option,” page 32.)

The tax consequences of a contract split are uncertain. (See “Tax Treatment of Contract Benefits,” page 48). A significant unresolved federal tax issue affecting a Contract is whether the issuance of two individual life insurance contracts in exchange for a survivorship life insurance contract will be treated as a nontaxable exchange. If you are considering a contract split, you should be aware that it is possible that such a contract split may not be treated as a nontaxable exchange, in which case the tax treatment of the Contract could be significantly less favorable than that described in this discussion. In addition, it is not clear whether two individual contracts received in exchange for a survivorship contract in a Contract split transaction will be classified as modified endowment contracts. Before proceeding with a contract split, you should consult a competent tax adviser as to the possible tax consequences of such a split.

Joint First to Die Term Life Insurance Rider
Issue Ages: 20-85
This rider covers the Insureds under the Contract and provides yearly renewable term coverage on the first Insured to die on or before the older Insured’s age 100 and while this rider is in force. Coverage amounts may differ between the two Insureds, but the maximum coverage equals to Total Sum Insured and the minimum non-zero coverage equals $10,000. You may increase (subject to insurability) or decrease the coverage under this rider. You may also choose at issue a schedule for the coverage to decrease annually. The scheduled decreases may be based on the percentage of the coverage amount ranging up to 25% of the rider coverage amount or may be a flat dollar amount. If this rider is elected, the Guaranteed Minimum Death Benefit Option is not available on the Contract.

Joint Survivorship Four- Year Term Life Insurance Rider
Issue Ages: 20-85
This rider provides renewable one-year level term insurance and expires at the end of the fourth contract year. The term insurance provides a death benefit payable at the death of the last surviving Insured. The minimum coverage is $100,000 and the maximum coverage is equal to the Total Sum Insured. This rider is available at issue only.

The rider will also terminate if you elect to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges. (See “Guaranteed Minimum Death Benefit Option,” page 32.)

Additional rules and limits apply to these optional riders. Not all such benefits may be available at any time, and optional benefits or riders in addition to those listed above may be made available. Please ask your Kansas City Life agent for further information, or contact the Home Office.

TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Contract

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Contract must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied to certain features of the Contract is limited. Nevertheless, we believe it is reasonable to conclude that the Contracts should satisfy the applicable requirements. There is necessarily some uncertainty, however, particularly if you pay the full amount of Premiums permitted under the Contract. If it is subsequently determined that a Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and we have the right to restrict Contract transactions as necessary in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the Owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate Premiums and Contract Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Variable Account assets, we have the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of a pro rata share of the assets of the Subaccounts.

In addition, the Code requires that the investments of each of the Subaccounts must be “adequately diversified” in order for the Contract to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits

         In General. We believe that the Death Benefit under a Contract should be excludable from the gross income of the Beneficiary.

Generally, the Owner will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by a Contract, the tax consequences depend on whether the Contract is classified as a “Modified Endowment Contract.”

        Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Contracts as to Premiums and benefits, the individual circumstances of each Contract will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of Premiums paid during the first seven Contract years. Certain changes in a Contract after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent adviser to determine whether a Contract transaction will cause the Contract to be classified as a Modified Endowment Contract.

         Distributions (Other Than Death Benefits) from Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts are subject to the following tax rules:

  All distributions other than Death Benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Contract only after all gain has been distributed.
  Loans taken from or secured by a Contract classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.
  A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s beneficiary or designated beneficiary. If the Contract becomes a Modified Endowment Contract, distributions that occur during the Contract year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Contract within two years before it becomes a Modified Endowment Contract will be taxed in this manner.

This means that a distribution made from a Contract that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

        Distributions (Other Than Death Benefits) From Contracts That Are Not Modified Endowment Contracts. Distributions (other than Death Benefits) from a Contract that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner’s investment in the Contract and only after the recovery of all investment in the Contract as taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for Federal income tax purposes if Contract benefits are reduced during the first 15 Contract years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Contract that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with preferred loans that are outstanding after the first 10 are less clear and you should consult a tax adviser about such loans.

Finally, neither distributions from nor loans from or secured by a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

        Investment in the Contract. Your investment in the Contract is generally your aggregate Premiums. When a distribution is taken from the Contract, your investment in the Contract is reduced by the amount of the distribution that is tax-free.

        Contract Loans. In general, interest on a Contract loan will not be deductible. If a Contract loan is outstanding when a Contract is canceled or lapses, the amount of the outstanding Loan Balance will be added to the amount distributed and will be taxed accordingly. If a Contract is surrendered or lapses with a Contract loan outstanding, the outstanding Loan Balance will be treated as distributed to the Owner and taxed accordingly. Before taking out a Contract loan, you should consult a tax adviser as to the tax consequences.

        Multiple Contracts. All Modified Endowment Contracts that are issued by Kansas City Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includable in the Owner’s income when a taxable distribution occurs.

         Continuation of the Contract Beyond Age 100. The tax consequences of continuing the Contract beyond the younger Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Contract in force beyond the younger Insured's 100th year.

        Business Uses of the Contracts. The Contracts can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

        Other Tax Considerations. The transfer of the Contract or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Contract to, or the designation as a Beneficiary of, or the payment of Proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract Proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

        New Guidance on Split Dollar Plans. The IRS has recently issued guidance on split dollar insurance plans. A tax advisor should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Contract for a split dollar insurance plan.

        Alternative Minimum Tax. There may also be an indirect tax upon the income in the Contract or the proceeds of a Contract under the Federal corporate alternative minimum tax, if the owner is subject to that tax.

Our Income Taxes

At the present time, we make no charge for any Federal, state or local taxes (other than the Premium expense charge) that we incur that may be attributable to the Subaccounts or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the Subaccounts or the Contracts.

Under current laws in several states, we may incur state and local taxes (in addition to Premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE

Sale of the Contracts

The Contracts will be offered to the public on a continuous basis, and we do not plan to discontinue the offering of the Contracts. However, we have the right to do so. Applications for Contracts are solicited by agents appointed by us who are licensed by applicable state insurance authorities to sell our variable life contracts. They are generally registered representatives of Sunset Financial Services, Inc. (“Sunset Financial”), one of our wholly-owned subsidiaries. They are registered with the National Association of Securities Dealers, Inc. (“NASD”) and with the states in which they do business. It is also possible that these agents are instead registered representatives of broker-dealers who have entered into written sales agreements with Sunset Financial. Sunset Financial is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

Sunset Financial, incorporated on October 18, 1968, acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Variable Account as described in an Underwriting Agreement dated September 27, 1995 between Kansas City Life and Sunset Financial. Sunset Financial is not obligated to sell any specific number of Contracts. Sunset Financial’s principal business address is P.O. Box 219365, Kansas City, Missouri 64121-9364.

Sunset Financial may pay registered representatives commissions on a Contract they sell based on Premiums paid in amounts up to 50% of Premiums paid during the first Contract Year and up to 2% of Premiums paid after the first Contract Year. In certain circumstances Sunset Financial may pay additional commissions, other allowances and overrides. Compensation may also be paid in the overrides form of non-cash compensation subject to applicable regulatory requirements.

Sunset Financial does not retain any override as distributor for the Contracts. However, Sunset Financial’s operating and other expenses are paid for by Kansas City Life. Also, Sunset Financial receives 12b-1 fees from Franklin Templeton.

Because registered representatives of Sunset Financial are also agents of Kansas City Life, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that Kansas City Life offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

When Contracts are sold through other broker-dealers that have entered into selling agreements with us, the commission which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Kansas City Life’s representatives. Selling firms may retain a portion of commissions. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved expenses. We will compensate the broker-dealers as provided in the selling agreements, and Sunset Financial Services, Inc. will reimburse Kansas City Life for such amounts and for certain other direct expenses in connection with marketing the Contracts through other broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the policy owners or the Variable Account.

Telephone, Facsimile and Electronic Mail Authorizations

You may request the following transactions by telephone, facsimile or electronic mail if you provided proper authorization to us:

  transfer of Contract Value;
  change in Premium allocation;
  change in dollar cost averaging;
  change in portfolio rebalancing; or
  Contract loan

We may suspend these privileges at any time if we decide that such suspension is in the best interests of Contract Owners.

We will employ reasonable procedures to confirm that instructions communicated to us are genuine. If we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.

The procedures we will follow for telephone privileges include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

We accept written requests transmitted by facsimile, but reserve the right to require you to send us the original written request.

Electronic mail requests that are received before 3:00 CST at “customerservice@kclife.com” will be processed on the applicable Valuation Day. If an incomplete request is received, we will notify you as soon as possible by return e-mail. Your request will be honored as of the Valuation Day when all required information is received.

Telephone, facsimile and electronic mail systems may not always be available. Any telephone, facsimile or electronic mail system, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

Kansas City Life Directors and Executive Officers

The following table sets forth the name, address and principal occupations during the past five years of each of Kansas City Life's directors and executive officers.

Name and Principal Business Address *	Principal Occupation During Past Five

Joseph R. Bixby	Director, Kansas City Life; Chairman of the Board since 1972. Director of Sunset Life and Old American Insurance Company, subsidiaries of Kansas City Life. Chairman of the Board of Sunset Life and Old American since October, 1999.

R. Philip Bixby	Director, Kansas City Life; President and CEO since April, 1998; Vice Chairman of the Board since January, 2000; Elected Senior Vice President, Operations in 1990; Executive Vice President in 1996 and President and CEO in April, 1998. Primarily responsible for the operation of the Company. Director of Sunset Life and Old American, subsidiaries of Kansas City Life. President of Sunset Life, subsidiary of Kansas City Life, since June, 1999.

Walter E. Bixby	Director, Kansas City Life; Director and President of Old American Insurance Company, a subsidiary of Kansas City Life. Director of Sunset Life, a subsidiary of Kansas City Life.

Charles R. Duffy Jr.	Elected Vice President, Insurance Administration in , 1989; Senior Vice President, Operations since 1996; responsible for Computer Information Systems, Customer Services, Claims, Agency Administration, New Business and Underwriting. Director of Sunset Life and Old American, subsidiaries of Kansas City Life.

Richard L. Finn	Director, Kansas City Life; Senior Vice President, Finance, since 1984; Chief Financial Officer and responsible for investment of Kansas City Life's funds, accounting and taxes. Director, Vice President and Chief Financial Officer of Old American and Director and Treasurer of Sunset Life, subsidiaries of Kansas City Life.

Jack D. Hayes	Director, Kansas City Life; Elected Senior Vice President-Emeritus, Marketing; responsible for Marketing, Marketing Administration, Communications and Public Relations.

C. John Malacarne	Director, Kansas City Life; Senior Vice President, General Counsel and Secretary since 1991. Responsible for Legal Department, Office of the Secretary, Stock Transfer Department and Market Compliance. Director and Secretary of Sunset Life and Old American, subsidiaries of Kansas City Life.

Robert C. Miller	Senior Vice President, Administrative Services, since 1991. Responsible for Human Resources and Home Office building and maintenance.

Webb R. Gilmore	Director, Kansas City Life since 1990; Partner - Gilmore and Bell.

Nancy Bixby Hudson	Director, Kansas City Life since 1996; Investor.

Warren J. Hunzicker, M.D.	Director, Kansas City Life since 1989.

Daryl D. Jensen	Director, Kansas City Life; Vice Chairman of the Board and Retired President, Sunset Life Insurance Company of America, a subsidiary of Kansas City Life, since 1975.

Michael J. Ross	Director, Kansas City Life since 1972; President and Chairman of the Board, Jefferson Bank and Trust Company, St. Louis, Missouri, since 1971.

Elizabeth T. Solberg	Director, Kansas City Life since 1997; Executive Vice President and Senior Partner, Fleishman-Hilliard, Inc. since 1984.

Larry Winn Jr.	Director, Kansas City Life since 1985; Retired as the Kansas Third District Representative to the U.S. Congress.

John K. Koetting	Vice President and Controller since 1980; chief accounting officer; responsible for all corporate accounting reports. Director of Old American, a subsidiary of Kansas City Life.

Mark A. Milton	Senior Vice President and Actuary since January, 2001; Elected Vice President and Associate Actuary in 1989. Responsible for Actuarial, State Compliance and Group. Director of Sunset Life, a subsidiary of Kansas City Life.

Bruce W. Gordon	Senior Vice President, Marketing, since July, 2001; responsible for Marketing, Marketing Adminstration, Communications and Public Relations. Executive Vice President and Director of Sunset Life, a subsidiary of Kansas City Life.

William R. Blessing	Director, Kansas City Life since March 2001; Vice President, Development and Strategy, Sprint PCS

Cecil R. Miller	Director, Kansas City Life since March 2001; Retired partner of KPMG LLP

*The principal business address of all the persons listed above is
3520 Broadway, Kansas City, Missouri 64111-2565.

State Regulation

We are regulated by the Department of Insurance of the State of Missouri, which periodically examines our financial condition and operations. We are also subject to the insurance laws and regulations of all jurisdictions where we do business.

Additional Information

We have filed a registration statement under the Securities Act of 1933 with the SEC relating to the offering described in this prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC’s principal office in Washington, D.C. by paying the SEC’s prescribed fees.

Experts

The consolidated financial statements of Kansas City Life as of December 31, 2000 and for the year then ended, and the statement of net assets of the Variable Account as of December 31, 2000 and the related statements of operations and changes in net assets for the year then ended, except for those individual series operating for portions of such period as disclosed in the financial statements, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited the following reports included in this prospectus:

  consolidated balance sheet for Kansas City Life at December 31, 1999;
  related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 1999 and 1998;
  statements of operations and changes in net assets of the Variable Account for the year ended December 31, 1999.
  The Independent Auditor’s reports are also included in this Prospectus and are provided in reliance upon these reports and upon the authority of said firm as experts in accounting and auditing.

Mark A. Milton, Senior Vice President and Actuary of Kansas City Life has examined actuarial matters in this Prospectus.

Litigation

We and our affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or Kansas City Life.

Company Holidays

We are closed on the following holidays: New Year’s Day, President’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. We will recognize holidays that fall on a Saturday on the previous Friday. We will recognize holidays that fall on a Sunday on the following Monday. On these holidays, there will be no valuation.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. C. John Malacarne, General Counsel of Kansas City Life has passed on matters of Missouri law pertaining to the Contracts, including our right to issue the Contracts and our qualification to do so under applicable laws and regulations.

Financial Statements

Kansas City Life’s financial statements included in this Prospectus should be distinguished from financial statements of the Variable Account. You should consider Kansas City Life’s financial statements only as an indication of Kansas City Life’s ability to meet its obligations under the Contracts. You should not consider them as having an effect on the investment performance of the assets held in the Variable Account. The following financial statements for the Variable Account are also included in the Prospectus:

  statement of net assets of the Variable Account as of December 31, 2000, and related statement of operations and changes in net assets for the periods ended December 31, 2000 and 1999.

KANSAS CITY LIFE INSURANCE COMPANY CONSOLIDATED FINANCIAL STATEMENTS
Nine Months, 2001 Interim Financial Statements

Consolidated
Balance Sheet
(unaudited)
(in thousands)

                                     September 30     December 31
                                        2001            2000

Assets
Investments:
  Fixed maturities:
    Securities available for sale,
      at market                      $ 2,054,723      1,934,156
    Securities held to maturity,
      at amortized cost                        -         80,572
  Equity securities available
    for sale, at market                   80,819         94,270
  Mortgage loans                         412,586        396,731
  Short-term                             123,623         54,171
  Other                                  250,370        194,652
                                       2,922,121      2,754,552

Cash                                       9,586         13,391
Deferred acquisition costs               239,307        244,960
Other assets                             295,387        308,210
Separate account assets                  271,172        325,148

                                     $ 3,737,573      3,646,261

Liabilities and equity
Future policy benefits               $   817,707        821,286
Accumulated contract values            1,626,866      1,619,887
Notes Payable                             97,590         41,520
Other liabilities                        335,024        306,166
Separate account liabilities             271,172        325,148
  Total liabilities                    3,148,359      3,114,007

Stockholders' equity:
  Capital stock                           23,121         23,121
  Paid in capital                         21,562         20,109
  Accumulated other
    comprehensive loss                   (17,781)       (55,280)
  Retained earnings                      670,605        651,324
  Less treasury stock                   (108,293)      (107,020)
                                         589,214        532,254

                                     $ 3,737,573      3,646,261

Consolidated
Income Statement
(unaudited)
(in thousands, except per share data)

                                              Quarter ended  Nine Months ended
                                               September 30      September 30
                                              2001     2000     2001     2000
Revenues
Insurance revenues:
  Premiums:
    Life insurance                         $ 24,209   25,103   72,741   74,605
    Accident and health                      10,837   10,772   33,645   33,124
  Contract charges                           26,312   26,609   80,045   81,877
Investment revenues:
  Investment income, net                     49,974   52,207  151,548  155,059
  Realized gains (losses)                    (2,783)     139   (2,975)     561
Other                                         3,780    3,502   12,414   11,494
    Total revenues                          112,329  118,332  347,418  356,720
Benefits and expenses
Policyholder benefits                        67,661   66,810  207,424  206,578
Amortization of policy acquisition costs      8,788    7,245   24,263   18,527
Insurance operating expenses                 25,412   24,125   76,788   72,962
    Total benefits and expenses             101,861   98,180  308,475  298,067

Pretax income                                10,468   20,152   38,943   58,653
Federal income taxes:
  Current                                       983    3,680    7,022   14,997
  Deferred                                      703    1,896    2,155    2,240
                                              1,686    5,576    9,177   17,237

Net income                                 $  8,782   14,576   29,766   41,416

Per common share

  Net income                                 $ 0.73     1.21     2.47     3.44

  Cash dividends                               0.27     0.25     0.81     0.75

Consolidated
Statement of Cash Flows
(unaudited)
(in thousands)

                                                    Nine Months ended
                                                       September 30
                                                     2001        2000
 Operating activities
   Net cash provided                              $  60,892     34,417

 Investing activities
   Available for sale securities:
     Purchases of fixed maturities                 (646,511)  (243,191)
     Sales of fixed maturities                      482,338    236,207
     Sales of equity securities                      10,786     34,831
     Maturities and principal paydowns
       of fixed maturity investments                123,039     61,963
   Purchases of other investments                   (58,598)   (85,563)
   Sales, maturities and principal
     paydowns of other investments                   46,494     55,590
   Net purchase of short-term
     investments                                    (69,452)    (7,619)
   Disposition of life block:
      Cash paid net of ceding
        commission received                          (4,000)         -
   Net cash provided (used)                        (115,904)    52,218

 Financing activities
 Policyowner contract deposits                      109,107    101,754
 Withdrawals of policyowner
   contract deposits                               (103,277)  (152,784)
 Dividends paid to stockholders                     (10,486)    (9,031)
 Proceeds from borrowings                            56,070     25,400
 Repayment of borrowings                                  -    (64,900)
 Other, net                                            (207)    (1,662)
   Net cash provided (used)                          51,207   (101,223)

 Decrease in cash                                    (3,805)   (14,588)
 Cash at beginning of year                           13,391     22,355
   Cash at end of period                          $   9,586      7,767

Notes:

  Comprehensive income equals $67,265,000 and $50,472,000 for 2001 and 2000, respectively, and $35,014,000 and $27,711,000 for the third quarter of 2001 and 2000. This varies from net income due to unrealized gains or losses on securities.

  These financial statements are unaudited but, in management's opinion, include all adjustments necessary for a fair presentation of the results.

  Income per common share is based upon the weighted average number of shares outstanding during the period, 12,027,518 shares (12,037,380 shares - 2000).

  These interim financial statements should be read in conjunction with the Company's 2000 Annual Report to Stockholders. The results of operations for any interim period are not necessarily indicative of the Company's operating results for a full year.

  Certain amounts from the prior financial statements have been reclassified to conform with the current presentation.

KANSAS CITY LIFE INSURANCE COMPANY CONSOLIDATED FINANCIAL STATEMENTS
Twelve Months, 2000 Financial Statements

                          CONSOLIDATED INCOME STATEMENT
          (Thousands, except per share data and parenthetical comments)

                                                  Year-ended December 31
                                             2000         1999          1998
REVENUES
Insurance revenues:
  Premiums:
    Life insurance                      $    99,195      104,086       108,510
    Accident and health                      44,641       42,636        42,441
  Contract charges                          109,783      108,873       108,608
Investment revenues:
  Investment income, net                  207,135      207,682       202,402
  Realized investment gains (losses), net    (3,871)       2,860        11,426
Other                                        16,024       13,956        14,671

      TOTAL REVENUES                        472,907      480,093       488,058

BENEFITS AND EXPENSES
Policy benefits:
  Death benefits                            113,403      110,672       107,355
  Surrenders of life insurance               15,767       14,592        19,368
  Other benefits                             73,854       70,702        72,190
  Increase in benefit and contract reserves  73,816       85,206        84,427
Amortization of deferred acquisition costs   26,828       31,261        36,201
Insurance operating expenses                100,735      103,597       100,568

         TOTAL BENEFITS AND EXPENSES        404,403      416,030       420,109

Income before Federal income taxes           68,504       64,063        67,949

Federal income taxes:
  Current                                    15,633       21,172        20,471
  Deferred                                    3,788       (2,154)       (1,034)
                                             19,421       19,018        19,437

NET INCOME                              $    49,083       45,045        48,512

Basic and diluted earnings per share:

  Net income                                  $4.08         3.66          3.92

See accompanying Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET

                                                                                        December 31
                                                                                   2000            1999
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value (amortized cost $1,998,319,000;
     $2,079,458,000 - 1999)                                                  $   1,934,157       1,999,215
    Held to maturity, at amortized cost (fair value $80,463,000;
     $107,570,000 - 1999)                                                           80,572         107,606
  Equity securities available for sale, at fair value
    (cost $100,866,000; $122,371,000 - 1999)                                        94,269         115,968
  Mortgage loans on real estate, net                                               396,731         340,704
  Real estate, net                                                                  44,443          42,011
  Real estate joint ventures                                                        34,185          37,336
  Policy loans                                                                     116,024         118,521
  Short-term investments                                                            54,171          19,380
     TOTAL INVESTMENTS                                                           2,754,552       2,780,741
Cash                                                                                13,391          22,355
Accrued investment income                                                           41,028          43,907
Receivables, net                                                                     3,688           7,552
Property and equipment, net                                                         20,701          22,010
Deferred acquisition costs                                                         244,960         236,370
Value of purchased insurance in force                                               87,833          95,636
Reinsurance recoverables                                                           135,378         131,995
Deferred income taxes                                                                8,870          14,716
Other assets                                                                        10,712           6,103
Separate account assets                                                            325,148         259,899
                                                                             $   3,646,261       3,621,284
LIABILITIES AND STOCKHOLDERS' EQUITY
Future policy benefits:
  Life insurance                                                             $     775,381         782,341
  Accident and health                                                               45,905          47,215
Accumulated contract values                                                      1,619,887       1,688,706
Policy and contract claims                                                          34,083          34,721
Other policyholders' funds:
  Dividend and coupon accumulations                                                 61,354          61,740
  Other                                                                             88,195          90,885
Notes payable                                                                       41,520          69,500
Current income taxes payable                                                         6,383           7,870
Other liabilities                                                                  116,151          84,602
Separate account liabilities                                                       325,148         259,899
     TOTAL LIABILITIES                                                           3,114,007       3,127,479
Stockholders' equity:
  Common stock, par value $1.25 per share
    Authorized 36,000,000 shares, issued 18,496,680 shares                          23,121          23,121
  Paid in capital                                                                   20,109          18,498
  Retained earnings                                                                651,324         614,278
  Accumulated other comprehensive loss                                             (55,280)        (59,095)
  Less treasury stock, at cost (6,475,203 shares; 6,411,738 shares - 1999)        (107,020)       (102,997)
     TOTAL STOCKHOLDERS' EQUITY                                                    532,254         493,805
                                                                             $   3,646,261       3,621,284

See accompanying Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                         2000             1999             1998

COMMON STOCK, beginning and end of year                           $      23,121          23,121            23,121

PAID IN CAPITAL:
  Beginning of year                                                      18,498          17,633            16,256
  Excess of proceeds over cost of treasury stock sold                     1,611             865             1,377

  End of year                                                            20,109          18,498            17,633

RETAINED EARNINGS:
  Beginning of year                                                     614,278         581,074           543,715
  Net income                                                             49,083          45,045            48,512
  Other comprehensive income (loss):
    Unrealized gains (losses) on securities                               9,581        (104,921)           15,094
    Decrease (increase) in unfunded pension liability                    (5,766)            360            (6,076)
  Comprehensive income (loss)                                            52,898         (59,516)           57,530
  Transfer other comprehensive (income) loss to
    accumulated other comprehensive income                               (3,815)        104,561            (9,018)
  Stockholder dividends of $1.00 per share
     ($.96 - 1999 and $.90 - 1998)                                      (12,037)        (11,841)          (11,153)

  End of year                                                           651,324         614,278           581,074

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Beginning of year                                                     (59,095)        45,466            36,448
  Other comprehensive income (loss)                                        3,815       (104,561)            9,018

  End of year                                                           (55,280)       (59,095)           45,466

TREASURY STOCK, at cost:
  Beginning of year                                                     (102,997)       (89,361)          (88,946)
  Cost of 174,550 shares acquired
    (349,087 shares - 1999 and 24,640 shares - 1998)                      (5,600)       (14,094)           (1,063)
  Cost of 111,085 shares sold
    (32,243 shares - 1999 and 47,296 shares - 1998)                        1,577            458               648

  End of year                                                           (107,020)      (102,997)          (89,361)

TOTAL STOCKHOLDERS' EQUITY                                         $    532,254        493,805           577,933

See accompanying Notes to Consolidated Financial Statements.

                                                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                 Year-ended December 31
                                                                         2000             1999             1998

OPERATING ACTIVITIES
Net income                                                        $      49,083          45,045            48,512
Adjustments to reconcile net income to
  net cash from operating activities:
    Amortization of investment premium, net                               4,867           2,061             2,398
    Depreciation                                                          6,093           5,265             5,153
    Policy acquisition costs capitalized                                (35,775)        (39,553)          (46,011)
    Amortization of deferred acquisition costs                           26,828          31,261            36,201
    Realized investment (gains) losses                                    3,871          (2,860)          (11,426)
    Changes in assets and liabilities:
     Future policy benefits                                              (8,270)         12,375            25,855
     Accumulated contract values                                         (8,246)        (10,182)          (12,264)
     Other policy liabilities                                            (3,076)         14,867             6,842
     Income taxes payable and deferred                                    8,147         (14,748)          (11,399)
    Other, net                                                           22,819          18,449              (718)

    NET CASH PROVIDED                                                   66,341          61,980            43,143

INVESTING ACTIVITIES
Purchases of investments:
  Fixed maturities available for sale                                  (415,189)       (654,943)         (644,087)
  Fixed maturities held to maturity                                      (3,304)         (3,354)                -
  Equity securities available for sale                                  (22,134)        (43,130)          (28,047)
Sales of fixed maturities available for sale                            369,027         406,785           372,930
Maturities and principal paydowns
  of security investments:
    Fixed maturities available for sale                                 115,557         173,990           216,247
    Fixed maturities held to maturity                                    24,539          10,913            30,453
    Equity securities available for sale                                 44,158          22,644            28,043
Purchases of other investments                                         (138,947)        (36,300)          (78,298)
Sales, maturities and principal
  paydowns of other investments                                          53,990          59,655            60,500
Dispositions of insurance blocks - net cash paid                              -          (5,162)          (13,250)

    NET CASH PROVIDED (USED)                                             27,697         (68,902)          (55,509)

FINANCING ACTIVITIES
Proceeds from borrowings                                                 58,445          95,850             1,100
Repayment of borrowings                                                 (86,425)        (26,350)           (1,100)
Policyowner contract deposits                                           137,901         148,993           175,421
Withdrawals of policyowner contract deposits                           (198,474)       (181,367)         (187,028)
Cash dividends to stockholders                                          (12,037)        (11,841)          (11,153)
Disposition (acquisition) of treasury stock, net                         (2,412)        (12,771)              962

    NET CASH PROVIDED (USED)                                          (103,002)         12,514           (21,798)

Increase (decrease) in cash                                              (8,964)          5,592           (34,164)
Cash at beginning of year                                                 22,355         16,763            50,927

    CASH AT END OF YEAR                                           $      13,391          22,355            16,763

See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Amounts in tables are generally stated in thousands, except per share data)

SIGNIFICANT ACCOUNTING POLICIES

Organization
Kansas City Life Insurance Company is a Missouri  domiciled stock life insurance company which, with its affiliates, is licensed to sell insurance products in 49 states and the District of Columbia.  The Company offers a diversified portfolio of  individual  insurance,  annuity  and group  products  distributed  primarily through numerous general  agencies.  In recent years, the Company's new business activities have been concentrated in interest sensitive and variable products.

Basis of Presentation
The  accompanying  consolidated  financial  statements have been prepared on the basis of accounting  principles  generally  accepted in the United States (GAAP)
and  include  the  accounts  of  Kansas  City  Life  Insurance  Company  and its
subsidiaries, principally Sunset Life Insurance Company of America (Sunset Life)
and Old American  Insurance  Company (Old  American).  Significant  intercompany transactions  have been eliminated in consolidation.  Certain  reclassifications have  been  made to prior  year  results  to  conform  with the  current  year's presentation. GAAP requires management to make certain estimates and assumptions which affect  amounts  reported in the  financial  statements  and  accompanying notes. Actual results could differ from these estimates.

Recognition of Revenues
Traditional  life insurance  products  include whole life  insurance,  term life insurance and certain  annuities.  Premiums for these products are recognized as revenues  when due.  Accident and health  insurance  premiums are  recognized as revenues  over the  terms  of the  policies.  Revenues  for  universal  life and flexible  annuity products are amounts assessed against contract values for cost of insurance,  policy administration and surrenders,  as well as amortization of deferred front-end contract charges.

Future Policy Benefits
For traditional  life insurance  products,  reserves have been computed by a net level premium  method based upon  estimates at the time of issue for  investment yields,  mortality and  withdrawals.  These  estimates  include  provisions  for experience less favorable than actually  expected.  Investment yield assumptions for new issues  are graded  down and range  from 7.25  percent  to5.25  percent.
Mortality  assumptions  are based on standard  mortality  tables.  The 1975-1980
Select and Ultimate Basic Table is used for business issued since 1977.

Reserves  and claim  liabilities  for  accident  and  health  insurance  include estimated  unpaid claims and claims  incurred but not reported.  For traditional life and  accident  and health  insurance,  benefits  and claims are  charged to expense in the period incurred.

Liabilities  for  universal  life  and  flexible  annuity   products   represent
accumulated contract values,  without reduction for potential surrender charges, and deferred front-end contract charges which are amortized over the term of the policies.  Benefits and claims are charged to expense in the period incurred net of related accumulated contract values.  Interest on accumulated contract values is credited to contracts as earned. Crediting rates for universal life insurance and flexible  annuity  products  ranged from 4.00 percent to 6.75 percent  (3.85 percent to 6.50 percent - 1999 and 3.85 percent to 7.25 percent - 1998).

Withdrawal assumptions for all products are based on corporate experience.

Policy Acquisition Costs
The costs of acquiring new business,  principally  commissions,  certain  policy issue and  underwriting  expenses  and certain  variable  agency  expenses,  are
deferred.  For  traditional  life  products,   deferred  acquisition  costs  are
amortized in proportion to premium  revenues over the  premium-paying  period of related  policies,  using  assumptions  consistent  with those used in computing benefit reserves. Acquisition costs for interest sensitive and variable products are  amortized  over a period not  exceeding 30 years in proportion to estimated gross profits arising from interest spreads and charges for mortality,  expenses and surrenders  that are expected to be realized over the term of the contracts.
The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a block of business are revised. This asset is also adjusted for the impact on estimated gross profits of net unrealized  gains and losses on securities.

Value of Purchased Insurance in Force
The value of purchased insurance in force arising from the acquisition of a life insurance  subsidiary and a block of life insurance  business is being amortized in  proportion  to projected  future  premium  revenues or gross  profits.  Such amortization is included in insurance operating  expenses.  If these projections should  change,  the  amortization  is  adjusted  prospectively.  This asset was increased  $8,523,000  ($9,313,000 - 1999 and  $9,609,000 - 1998) for accrual of interest and reduced $16,326,000 ($18,008,000 - 1999 and $17,194,000 - 1998) for
amortization.  The  increase  for  accrual of  interest  for the life  insurance subsidiary was calculated  using a 13.0 percent interest rate for the life block and a 7.0 percent  rate for the  accident  and health block and, on the acquired block,  a 7.0 percent  interest rate on the  traditional  life portion and a 5.4 percent rate on the interest  sensitive  portion.  Total accumulated  accrual of interest and amortization equal $62,942,000 and $97,941,000,  respectively.  The value of  purchased  insurance  inforce is adjusted  for the impact on estimated gross  profits  of net  unrealized  gains and losses on  securities.  Based upon current conditions and assumptions as to future events, the Company expects that the amortization will be between 6 and 8 percent of the asset's current carrying amount in each of the next five years.

Separate Accounts
These  accounts  arise from the sale of  variable  life  insurance  and  annuity products.  Their assets are legally segregated and are not subject to the claims which may  arise  from any other  business  of the  Company.  These  assets  are reported at fair value since the underlying  investment risks are assumed by the policyholders.  Therefore the related  liabilities are recorded at amounts equal to the  underlying  assets.  Investment  income and gains or losses arising from separate accounts accrue directly to the policyholders and are,  therefore,  not
included  in  investment  earnings  in  the  accompanying   consolidated  income
statement. Revenues to the Company from separate accounts consist principally of contract  maintenance  charges,  administrative  fees  and  mortality  and  risk charges.

Participating Policies
Participating  business at year end  approximates 11 percent of the consolidated life  insurance  in force.  The  amount of  dividends  to be paid is  determined annually by the Board of Directors. Provision has been made in the liability for future policy benefits to allocate amounts to participating policyholders on the basis of dividend  scales  contemplated  at the time the  policies  were issued.
Additional provisions have been made for policyholder dividends in excess of the original scale which have been declared by the Board of Directors.

Investments
Securities  held to  maturity  and  short-term  investments  are  stated at cost adjusted  for  amortization  of  premium  and  accrual of  discount.  Securities available  for sale are  stated at fair  value.  Unrealized  gains and losses on securities  available for sale are reduced by deferred  income taxes and related adjustments to deferred  acquisition costs and the value of purchased  insurance in force, and are included in accumulated other comprehensive income.

Mortgage  loans are stated at cost  adjusted  for  amortization  of premium  and accrual of discount less an allowance for possible  losses. A loan is considered impaired if it is probable that  contractual  amounts due will not be collected.
An allowance  for  possible  impairment  losses is based upon the loan's  market price, or the fair value of the underlying collateral on a net realizable basis.
Loans in  foreclosure  and  loans  considered  to be  impaired  are  placed on a non-accrual  status.  Other real estate  investments  are carried at depreciated cost.  Real estate joint  ventures are valued at cost adjusted for the Company's equity in  earnings  since  acquisition.  Policy  loans are carried at cost less payments  received.  Premiums and  discounts on fixed  maturity  securities  are amortized over the life of the related  security as an adjustment to yield using the  effective  interest  method.  Realized  gains and  losses on  disposals  of investments,  determined by the specific  identification method, are included in investment revenues.

Federal Income Taxes
Income taxes have been provided using the liability  method.  Under that method, deferred tax assets and  liabilities  are  determined  based on the  differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

Income Per Share
Due to the Company's capital  structure and lack of other  potentially  dilutive securities, there is no difference between basic and diluted earnings per common share for any of the years or periods  reported.  The weighted average number of shares  outstanding  during the year was 12,033,725 shares  (12,316,220 shares -
1999 and 12,394,104  shares - 1998). The actual number of shares  outstanding at year end was 12,021,477 (12,084,942 - 1999).

Statutory Information and
  Stockholder Dividends Restriction
The Company's earnings, unassigned surplus (retained earnings) and stockholders'
equity, on the statutory basis used to report to regulatory authorities, follow.

                                2000      1999     1998

Net gain from operations   $   45,730    41,902   35,185
Net income                     42,265    42,012   36,152
Unassigned surplus
    at December 31            311,804   281,254  257,853
Stockholders' equity
    at December 31            248,014   219,875  209,246

Stockholder dividends may not exceed statutory unassigned surplus. Additionally, under  Missouri  law, the Company  must have the prior  approval of the Missouri
Director  of  Insurance  in order to pay a  dividend  exceeding  the  greater of statutory  net gain from  operations  for the  preceding  year or 10  percent of statutory  stockholders'  equity at the end of the preceding  year.  The maximum payable in 2001 without  prior  approval is  $45,730,000.  The Company  believes these  statutory  limitations  impose no practical  restrictions on its dividend payment plans.

As of  January 1,  2001,  the  Company  will  adopt new  statutory  codification guidelines as promulgated by the National Association of Insurance Commissioners
(NAIC).  The net  effect  to both net  income  and  surplus  is  expected  to be immaterial.

The  Company  is  required  to  deposit a defined  amount of assets  with  state
regulatory  authorities.   Such  assets  had  an  aggregate  carrying  value  of
$18,000,000 ($21,000,000 - 1999 and $18,000,000 - 1998).

Comprehensive Income (Loss)
Comprehensive  income is comprised of net income and other comprehensive  income which includes  unrealized gains or losses on securities  available for sale and unfunded pension liabilities as shown below.

                             Unrealized    Unfunded
                             Gain (Loss)   Pension
                            on Securities  Liability   Total
2000:
Unrealized holding gains
  arising during the year    $    9,422                9,422
Less:  Realized losses included
            in net income        (6,467)              (6,467)
Net unrealized gains             15,889               15,889
Increase in unfunded
  pension liability                   -     (8,871)   (8,871)
Effect on deferred
  acquisition costs              (1,145)              (1,145)
Deferred income taxes            (5,163)     3,105    (2,058)
Other comprehensive
  income (loss)              $    9,581     (5,766)    3,815

1999:
Unrealized holding losses
  arising during the year    $ (172,801)           (172,801)
Less:  Realized losses included
            in net income        (2,527)             (2,527)
Net unrealized losses          (170,274)           (170,274)
Decrease in unfunded
  pension liability                   -       554       554
Effect on deferred
  acquisition costs               8,858               8,858
Deferred income taxes            56,495      (194)   56,301
Other comprehensive
  income (loss)              $ (104,921)      360  (104,561)

                             Unrealized    Unfunded
                             Gain (Loss)    Pension
                            on Securities  Liability   Total

1998:
Unrealized holding gains
  arising during the year   $    33,261               33,261
Less:  Realized gains included
            in net income         9,360                9,360
Net unrealized gains             23,901               23,901
Increase in unfunded
  pension liability                   -    (9,348)    (9,348)
Effect on deferred
  acquisition costs                (680)                (680)
Deferred income taxes            (8,127)    3,272     (4,855)
Other comprehensive
  income (loss)              $   15,094    (6,076)     9,018

The  accumulated  balances  related  to  each  component  of  accumulated  other comprehensive income follow.

                                           Change in
                             Unrealized    Unfunded
                             Gain (Loss)    Pension
                            on Securities  Liability  Total

December 31, 1998           $   51,542     (6,076)    45,466
Other comprehensive
   income (loss) for 1999     (104,921)       360   (104,561)

December 31, 1999              (53,379)    (5,716)   (59,095)
Other comprehensive
   income (loss) for 2000        9,581     (5,766)     3,815

December 31, 2000           $  (43,798)   (11,482)   (55,280)

REINSURANCE

                                  2000      1999      1998
Life insurance in force (in millions):
    Direct                    $   24,120   23,616    23,261
    Ceded                         (6,514)  (5,483)   (4,488)
    Assumed                        2,818    3,131     3,380

        Net                   $   20,424   21,264    22,153

Premiums:
Life insurance:
    Direct                    $  120,908  127,805   128,584
    Ceded                        (27,818) (29,255)  (26,748)
    Assumed                        6,105    5,536     6,674

        Net                   $   99,195  104,086   108,510

 Accident and health:
    Direct                    $   54,769   56,723    54,022
    Ceded                        (10,128) (14,087)  (11,581)

        Net                   $   44,641   42,636    42,441

Contract charges arise generally from directly issued business. However contract charges  also arise from a block of business  assumed  during 1997 as  described below.  Ceded  benefit  recoveries  were  $49,883,000  ($49,687,000  - 1999  and
$57,048,000 - 1998).

Old American has two coinsurance  agreements.  One agreement  reinsures  certain whole life  policies  issued by Old  American  prior to December 1, 1986.  These policies had a face value of  $103,901,000  as of this year end. The reserve for future policy benefits ceded under this agreement was $44,331,000 ($46,741,000 -
1999).  The second agreement ceded $10.4 million of home health care reserves in
October 1998.

In 1997,  Kansas City Life  acquired a block of  traditional  life and universal life-type  products.  As of this year end,  the block had $2.8  billion  of life insurance in force ($3.1 billion - 1999).  The block  generated  life  insurance premiums of $5,544,000 ($5,788,000 - 1999). Additionally,  in November 1999, the
Company ceded its group long-term disability reserves, totaling $5.2 million.

The maximum  retention on any one life is $350,000  for ordinary  life plans and
$100,000  for group  coverage.  A  contingent  liability  exists with respect to reinsurance,  which may become a liability of the Company in the unlikely  event that  the  reinsurers  should  be  unable  to  meet  obligations  assumed  under reinsurance contracts.

PROPERTY AND EQUIPMENT

                                           2000        1999

Land                                $       766         766
Home office complex                      21,444      21,404
Furniture and equipment                  34,741      32,258

                                         56,951      54,428
Less accumulated depreciation           (36,250)    (32,418)

                                    $    20,701      22,010

Property  and   equipment  are  stated  at  cost  and   depreciated   using  the
straight-line  method.  The home office is  depreciated  over 25 to 50 years and furniture and equipment over 3 to 10 years, their estimated useful lives.

NOTES PAYABLE

                                          2000      1999
Federal Home Loan Bank loan with
  various maturities and a weighted
  average variable interest rate,
  currently 6.63 percent, secured
  by specified securities              $  41,520    55,000

Commerce Bank unsecured revolving
  credit loan agreement providing a
  $20,000,000 line of credit with a
  variable interest rate, currently
  6.95 percent                                 -     2,500

UMB Bank unsecured revolving credit
  loan agreements providing a
  $40,000,000 line of credit with a
  variable interest rate, currently
  6.95 percent                                 -    12,000

                                       $  41,520    69,500

As a  member  of the  Federal  Home  Loan  Bank  with a  capital  investment  of
$14,937,000,  the  Company  has the  ability  to borrow  up to twenty  times its capital  investment,  or $298,734,000,  when  collateralized  from the bank. The
Company earned a 7.00 percent average rate on the capital investment in the bank for 2000. All borrowing is used to enhance investment strategies.  Interest paid on all borrowings equaled $2,146,000 ($1,135,000 - 1999 and $717,000 - 1998).

FAIR VALUE OF
     FINANCIAL INSTRUMENTS

The  carrying  amounts  for cash,  short-term  investments  and policy  loans as reported in the accompanying  balance sheet approximate  their fair values.  The fair values for securities are based on quoted market prices,  where  available.
For those securities not actively traded, fair values are estimated using values
obtained  from  independent   pricing  services  or,  in  the  case  of  private
placements,  are  estimated by  discounting  expected  future cash flows using a current market rate applicable to the yield,  credit quality and maturity of the investments.  Fair values for mortgage loans are based upon discounted cash flow analyses using an interest rate  assumption 2 percent above the comparable  U.S.
Treasury rate.

Fair  values  for the  Company's  liabilities  under  investment-type  insurance contracts,  included with accumulated contract values for flexible annuities and
with  other  policyholder   funds  for  supplementary   contracts  without  life
contingencies, are estimated to be their cash surrender values.

Fair  values  for  the  Company's  insurance  contracts  other  than  investment contracts  are not  required  to be  disclosed.  However,  the  fair  values  of liabilities  under all insurance  contracts are taken into  consideration in the
Company's overall  management of interest rate risk, which minimizes exposure to changing  interest  rates  through the matching of  investment  maturities  with amounts due under insurance contracts.

The carrying amounts and fair values of the financial instruments follow.

                            2000                   1999
                     Carrying     Fair      Carrying    Fair
                     Amount       Value      Amount     Value
Investments:
  Securities available
    for sale       $2,028,426  2,028,426  2,115,183  2,115,183
  Securities held
    to maturity        80,572     80,463    107,606    107,570
  Mortgage loans      396,731    409,000    340,704    328,973
Liabilities:
  Individual and
    group annuities  $668,233    652,898    743,438    724,908
  Supplementary
    contracts without
    life contingencies 20,761     20,761     21,216     21,216

The  following   Investments  Note  provides   further  details   regarding  the
investments above.

INVESTMENTS

Investment Revenues
Major categories of investment revenues are summarized as follows.

                                2000       1999        1998
Investment income:
    Fixed maturities      $   156,117    157,766     154,213
    Equity securities           9,678      9,378       6,583
     Mortgage loans            29,478     27,608      26,024
    Real estate                10,563      9,907       9,587
    Policy loans                7,852      7,959       8,098
    Short-term                  3,025      3,639       4,832
    Other                       3,914      3,709       3,948
                              220,627    219,966     213,285
Less investment expenses      (13,492)   (12,284)    (10,883)

                          $   207,135    207,682     202,402

Realized gains (losses):
    Fixed maturities      $   (12,614)    (2,714)      8,052
    Equity securities             517        126       1,360
    Mortgage loans              2,970      1,500           -
    Real estate                 4,316      3,684       2,014
    Other                         940        264           -

                          $    (3,871)     2,860      11,426

Unrealized Gains and Losses
Unrealized gains (losses) on the Company's securities
follow.
                               2000        1999         1998

Available for sale:
  End of year             $   (70,758)   (86,647)     83,627
  Effect on deferred
    acquisition costs           3,381      4,526      (4,332)
  Deferred income taxes        23,579     28,742     (27,753)

                          $   (43,798)   (53,379)     51,542

  Increase (decrease) in
    net unrealized gains
    during the year:
      Fixed maturities    $     9,697    (99,595)     18,701
      Equity securities          (116)    (5,326)     (3,607)

                          $     9,581   (104,921)     15,094

Held to maturity:
  End of year             $      (109)       (36)      8,011

  Increase (decrease) in
    net unrealized gains
    during the year       $       (73)    (8,047)      2,177

Securities
The amortized  cost and fair value of investments in securities at this year end follow.

                                      Gross
                       Amortized   Unrealized        Fair
                         Cost     Gains   Losses     Value
Available for sale:
Bonds:
  U.S. government  $    45,050    1,539      221     46,368
  Public utility       290,415    2,143   10,726    281,832
  Corporate          1,233,304   11,359   72,392  1,172,271
  Mortgage-backed      381,224    5,138    2,051    384,311
  Other                 47,581    1,109       60     48,630
Redeemable
   preferred stocks        745        8        8        745

Fixed maturities     1,998,319   21,296   85,458  1,934,157
Equity securities      100,866    2,141    8,738     94,269

                     2,099,185   23,437   94,196  2,028,426

Bonds held to maturity:
Public utility          12,474      817       18     13,273
Corporate               62,947    1,123    2,308     61,762
Other                    5,151      277        -      5,428

                        80,572    2,217    2,326     80,463

                   $ 2,179,757   25,654   96,522  2,108,889

The amortized  cost and fair value of investments in securities at last year end follow.

                                      Gross
                      Amortized     Unrealized       Fair
                         Cost     Gains   Losses     Value
Available for sale:
Bonds:
  U.S. government  $    47,264      170      607     46,827
  Public utility       270,618    1,938   11,098    261,458
  Corporate          1,405,241    7,119   78,468  1,333,892
  Mortgage-backed      299,933    5,522    3,480    301,975
  Other                 55,537      217    1,556     54,198
Redeemable
   preferred stocks        865       12       12        865

Fixed maturities     2,079,458   14,978   95,221  1,999,215
Equity securities      122,371    1,916    8,319    115,968

                     2,201,829   16,894  103,540  2,115,183

Bonds held to maturity:
Public utility          18,101      743       45     18,799
Corporate               83,429    1,282    2,127     82,584
Other                    6,076      117        6      6,187

                       107,606    2,142    2,178    107,570

                   $ 2,309,435   19,036  105,718  2,222,753

The Company does not hold any non-income producing fixed maturity securities.

The  distribution of the fixed maturity  securities'  contractual  maturities at this year end  follows.  However,  expected  maturities  may  differ  from these contractual  maturities  since  borrowers  may have the  right to call or prepay obligations.

                                      Amortized      Fair
                                        Cost         Value
Available for sale:
Due in one year or less            $     32,978      30,380
Due after one year through five years   479,318     472,312
Due after five years through ten years  349,413     335,202
Due after ten years                     755,386     711,952
Mortgage-backed bonds                   381,224     384,311

                                   $  1,998,319   1,934,157

Held to maturity:
Due in one year or less            $     20,809      20,877
Due after one year through five years    35,990      37,512
Due after five years through ten years   22,275      20,802
Due after ten years                       1,498       1,272

                                   $     80,572      80,463

Sales  of  investments  in  securities  available  for  sale,  excluding  normal maturities and calls, follow.

                                 2000      1999       1998

Proceeds                      $ 392,548   428,425   422,241
Gross realized gains              7,292     9,455    12,512
Gross realized losses            13,541    10,371     5,234

The Company does not hold securities of any corporation and its affiliates which exceeded 10 percent of stockholders' equity.

No derivative financial instruments are employed.

Mortgage Loans
The Company holds no non-income  producing  mortgage loans  ($1,528,000 - 1999).
Mortgage loans are carried net of a valuation reserve of $4,030,000  ($7,000,000
- 1999).

The mortgage  portfolio is  diversified  geographically  and by property type as follows.

                               2000                       1999
                        Carrying     Fair        Carrying     Fair
                         Amount      Value        Amount      Value
Geographic region:
  East north central $   28,139      28,612       29,470      28,250
  Mountain               79,430      81,995       69,522      67,325
  Pacific               137,559     141,781      123,581     119,375
  West south central     58,847      61,521       30,708      30,071
  West north central     71,921      73,799       71,030      68,703
  Other                  24,865      25,322       23,393      22,249
  Valuation reserve      (4,030)     (4,030)      (7,000)     (7,000)
                     $  396,731     409,000      340,704     328,973

                                2000                      1999
                        Carrying     Fair        Carrying     Fair
                         Amount      Value        Amount      Value
Property type:
 Industrial          $  258,195     265,770      229,103     221,036
 Retail                  18,699      19,436       19,510      19,515
 Office                 107,534     111,024       81,540      78,310
 Other                   16,333      16,800       17,551      17,112
 Valuation reserve       (4,030)     (4,030)      (7,000)     (7,000)
                     $  396,731     409,000      340,704     328,973

The Company has commitments which expire in 2001 to originate  mortgage loans of
$15,122,000.

No  mortgage  loans  were   foreclosed  upon  and  transferred  to  real  estate
investments during the year (none - 1999 and $1,181,000 - 1998).

No mortgage  loans were  acquired in the sale of real estate  assets  during the year (none - 1999 and $2,025,000 - 1998).

Real Estate
Detail concerning the Company's real estate investments follows.

                                         2000         1999
Penntower office building, at cost:
    Land                              $    1,106      1,106
    Building                              18,649     18,582
    Less accumulated depreciation        (11,477)   (10,881)
Foreclosed real estate, at lower of
    cost or net realizable value           2,090      4,655
Other investment properties, at cost:
    Land                                  11,050      6,110
    Buildings                             37,958     36,710
    Less accumulated depreciation        (14,933)   (14,271)

                                      $   44,443     42,011

Investment real estate,  other than foreclosed  properties,  is depreciated on a straight-line basis.  Penntower office building is depreciated over 60 years and all other properties from 10 to 35 years.  Foreclosed real estate is carried net of a  valuation  allowance  of  $625,000  ($1,519,000  - 1999)  to  reflect  net realizable value.

The  Company  held  non-income   producing  real  estate   equaling   $5,236,000
($3,483,000 - 1999).

PENSIONS AND OTHER
POSTRETIREMENT BENEFITS

The  Company  has  pension  and  other  postretirement  benefit  plans  covering substantially  all its  employees.  The  defined  benefits  pension  plan covers employees  who were age 55 or over with at least 15 years of vested  service  at
December  31, 1997.  This plan's  benefits are based on years of service and the employee's compensation during the last five years of employment. Employees have a cash  balance  account  consisting  of  credits to the  account  based upon an employee's years of service and compensation and interest  credits.  The closure of Sunset Life's office in 1999 and significant  retirements at Kansas City Life resulted in the  recognition of settlement and  curtailment  costs of $3,562,000 that year. The postretirement medical plans for the employees, full-time agents, and their dependents are contributory with contributions  adjusted annually. The
Company pays these medical costs as due and the plan  incorporates  cost-sharing features.  The postretirement life insurance plan is noncontributory  with level annual payments over the participants' expected service periods. The plan covers only those  employees with at least one year of service as of December 31, 1997.
The benefits in this plan are frozen using the  employees'  years of service and compensation as of December 31, 1997. The tables at the right outline the plans'
funded status and their impact on the financial statements.

Noncontributory  defined  contribution  retirement  plans for general agents and eligible  sales agents  provide  supplemental  payments based upon earned agency first year individual life and annuity commissions. Contributions to these plans were $143,000 ($143,000 - 1999 and $134,000 - 1998). A noncontributory  deferred compensation  plan for eligible agents based upon earned first year  commissions is also offered.  Contributions to this plan were $583,000  ($609,000 - 1999 and
$724,000 - 1998).

Savings plans for eligible employees and agents match employee  contributions up to 6 percent of salary and agent  contributions  up to 2.5 percent of prior year paid commissions. Contributions expensed to the plan were $1,425,000 ($1,468,000
- 1999 and $1,485,000 - 1998).  Effective in 1998, the Company may contribute an additional  profit  sharing  amount up to 4 percent  of  salary  depending  upon corporate profits.  The Company made a profit sharing  contribution of 4 percent for 2000 equaling $1,098,000 (none - 1999 and 1998).

A noncontributory  trusteed  employee stock ownership plan covers  substantially all salaried employees. No contributions have been made to this plan since 1992.

                                                     Pension Benefits                Other Benefits
                                                    2000           1999            2000          1999

Accumulated benefit obligation                  $   98,273         88,405             -            -

Change in plan assets:
Fair value of plan assets at beginning of year  $   85,240        102,869         1,403        1,614
Return on plan assets                                4,033            934            74           82
Company contributions                                4,000          2,400             -            -
Benefits paid                                       (5,832)       (20,963)          (41)        (293)

  Fair value of plan assets at end of year$         87,441         85,240         1,436        1,403

Change in projected benefit obligation:
Benefit obligation at beginning of year         $   98,351        110,547        16,942       18,808
Service cost                                         1,913          2,760           530          626
Interest cost                                        7,365          7,673         1,144        1,200
Curtailment                                              -            469             -       (1,043)
Settlement                                               -          5,375             -            -
Net (gain) loss from past experience                   395         (3,921)       (1,641)      (2,008)
Benefits paid                                       (5,935)       (24,552)         (649)        (641)

  Benefit obligation at end of year            $  102,089         98,351        16,326       16,942

Plan underfunding                               $  (14,648)       (13,111)      (14,890)     (15,539)
Unrecognized net (gain) loss                        28,291         26,404        (1,020)         557
Unrecognized prior service cost                     (6,500)        (7,147)            -            -
Unrecognized net transition asset                     (311)          (517)            -            -

  Prepaid (accrued) benefit cost                $    6,832          5,629       (15,910)     (14,982)

Amounts recognized in the
  consolidated balance sheet:
Accrued benefit liability                       $  (10,833)         (3,165)     (15,910)     (14,982)
Accumulated other comprehensive income              17,665           8,794            -            -

  Net amount recognized                         $    6,832           5,629      (15,910)     (14,982)

Weighted average assumptions:
Discount rate                                         7.50%           7.75         7.50         7.75
Expected return on plan assets                        8.75            8.75         5.50         5.50
Rate of compensation increase                         4.50            4.50            -            -

The assumed  growth rate of health  care costs has a  significant  effect on the amounts reported as the table below demonstrates.

                                               One Percentage Point
                                             Change in the Growth Rate
                                             Increase        Decrease

Service and interest cost components       $      318           (263)
Postretirement benefit obligation               2,972         (2,317)

The components of the net periodic benefits cost follow.

                                            Pension Benefits                   Other Benefits
                                        2000      1999       1998         2000      1999       1998

Service cost                         $ 1,912     2,760      2,746           530       626       615
Interest cost                           7,365     7,673      7,650         1,144     1,200     1,194
Expected return on plan assets         (7,211)   (9,067)    (8,539)          (78)      (88)      (90)
Amortization of:
  Unrecognized net (gain) loss          1,687     1,014      1,152           (20)       52        76
  Unrecognized prior service cost        (647)     (647)      (769)            -         -         -
  Unrecognized net transition asset      (206)     (206)      (206)            -         -         -

Net periodic benefits cost           $  2,900     1,527      2,034         1,576     1,790     1,795

For measurement purposes, a 10 percent annual increase in the per capita cost of covered  health care benefits was assumed  todecrease  gradually to 6 percent in
2004 and thereafter.

SEGMENT INFORMATION

                                               Kansas City Life          Sunset         Old
                                            Individual     Group           Life       American      Total
2000:
Revenues from external customers          $   110,339       56,267        28,272       74,765      269,643
Investment revenues                           155,420          767        34,456       16,492      207,135
Segment operating income                       32,601          831        10,438        7,729       51,599
Other significant noncash items:
  Increase (decrease) in policy reserves       49,560         (389)       17,721        6,924       73,816
  Amortization of deferred
    acquisition costs                          11,437            -         5,138       10,253       26,828
  Amortization of the value of
    purchased insurance in force                4,305            -             -        3,498        7,803
Interest expense                                2,177            -             1            5        2,183
Income tax expense                             12,172          356         3,751        3,142       19,421

Segment assets                              2,696,884       10,948       531,393      407,036    3,646,261
Expenditures for other long-lived assets        2,640           40             -           15        2,695

1999:
Revenues from external customers          $   113,399       53,311        26,750       76,091      269,551
Investment revenues                           158,017        1,083        33,617       14,965      207,682
Segment operating income (loss)                30,622         (898)        8,049        5,413       43,186
Other significant noncash items:
  Increase in policy reserves                  60,072          681        16,411        8,042       85,206
  Amortization of deferred
    acquisition costs                          12,443            -         7,765       11,053       31,261
  Amortization of the value of
    purchased insurance in force                5,128            -             -        3,567        8,695
Interest expense                                1,148            -             -            -        1,148
Income tax expense (benefit)                   12,931         (385)        3,898        2,574       19,018

Segment assets                              2,679,521       16,107       528,708      396,948    3,621,284
Expenditures for other long-lived assets        3,742          214             3          298        4,257

1998:
Revenues from external customers          $   112,898       52,537        28,794       80,001      274,230
Investment revenues                           155,428        1,146        31,878       13,950      202,402
Segment operating income (loss)                27,918         (985)        8,954        5,198       41,085
Other significant noncash items:
  Increase in policy reserves                  57,581          535        16,269       10,042       84,427
  Amortization of deferred
    acquisition costs                          16,861            -         8,323       11,017       36,201
  Amortization of the value of
    purchased insurance in force                4,660            -             -        2,925        7,585
Interest expense                                  717            -             -            -          717
Income tax expense (benefit)                   12,997         (422)        4,314        2,548       19,437

Segment assets                              2,627,568       16,215       538,254      395,377    3,577,414
Expenditures for other long-lived assets        2,658          259            97           69        3,083

Enterprise-Wide Disclosures
                                                     2000       1999       1998
Revenues from external customers by line of business:
  Variable life insurance and annuities          $  16,181     11,153      6,928
  Interest sensitive products                       93,602     97,720    101,680
  Traditional individual insurance products         92,078     97,616    103,171
  Group life and disability products                51,758     49,106     47,780
  Group ASO services                                 4,509      4,205      4,716
  Other                                             11,515      9,751      9,955
      Total                                      $ 269,643    269,551    274,230

Company  operations have been classified and summarized into the four reportable segments above.  The segments,  while generally  classified along Company lines, are based upon distribution  method,  product  portfolio and target market.  The
Parent Company was divided into two segments.  The Kansas City Life - Individual segment  consists of sales of variable life and  annuities,  interest  sensitive products and  traditional  life  insurance  products by a career  general agency sales  force.  The Kansas City Life - Group  segment  consists of sales of group life,  disability and dental products and administrative  services only (ASO) by the Company's career general agency sales force and appointed group agents.  The
Sunset Life  segment  consists of sales of interest  sensitive  and  traditional products by personal  producing general agents. The Old American segment markets whole life final  expense  products to seniors  through a general  agency  sales force.

Separate  investment  portfolios  are  maintained  for  each  of the  companies.
However,  investments  are  allocated to the group  segment  based upon its cash flows.  Its investment  revenue is modeled using the year of investment  method.
Home office  functions are fully  integrated for the three companies in order to maximize economies of scale. Therefore,  operating expenses are allocated to the segments  based upon internal cost studies  which are  consistent  with industry cost methodologies.

The totals at left agree to the selected  financial data which reconciles to the consolidated  financial statements.  Intersegment revenues are not material. The
Company operates solely in the United States and no individual customer accounts for 10 percent or more of the Company's revenue.

FEDERAL INCOME TAXES

A  reconciliation  of the  Federal  income  tax  rate  and the  actual  tax rate experienced is shown below.

                                    2000       1999      1998

Federal income tax rate              35%      35       35
Special tax credits                   (6)        (5)      (6)
Other permanent differences           (1)         -        -

Actual income tax rate               28%       30       29

The tax effects of temporary  differences that give rise to significant portions of the deferred tax assets and liabilities are presented below.

                                         2000       1999
Deferred tax assets:
  Basis differences between tax and
    GAAP accounting for investments  $   18,493    26,774
  Future policy benefits                 50,404    49,133
  Employee retirement benefits           14,579    11,990
  Other                                   7,670     9,413

Gross deferred tax assets               91,146    97,310

  Deferred tax liabilities:
  Capitalization of policy acquisition
    costs, net of amortization           47,235    44,809
  Property and equipment, net             3,708     3,841
  Value of insurance in force            30,449    33,102
  Other                                     884       842

Gross deferred tax liabilities           82,276    82,594

  Net deferred tax asset             $    8,870    14,716

A "valuation  allowance" must be established for any portion of the deferred tax asset which is believed not to be realizable.  In  management's  opinion,  it is more  likely  than not that the  Company  will  realize  the  benefit of the net deferred tax asset and, therefore, no valuation allowance has been established.

Federal income taxes paid for the year were $17,364,000  ($17,884,000 - 1999 and
$20,164,000 - 1998).

Policyholders' surplus, which is frozen under the Deficit Reduction Act of 1984, is $40,500,000 for Kansas City Life,  $2,800,000 for Sunset Life and $13,700,000
for Old American.  The Companies do not plan to distribute their  policyholders'
surplus.  Consequently,  the possibility of such surplus becoming subject to tax is remote, and no provision has been made in the financial  statements for taxes thereon.  Should the balance in policyholders'  surplus become taxable,  the tax computed at current rates would approximate $20,000,000.

Income taxed on a current basis is  accumulated in  "shareholders'  surplus" and can be distributed  to  stockholders  without tax to the Company.  Shareholders'
surplus equals  $399,775,000  for Kansas City Life,  $89,935,000 for Sunset Life
and $66,657,000 for Old American.

QUARTERLY CONSOLIDATED
   FINANCIAL DATA (unaudited)

                         First   Second     Third    Fourth
2000:
Total revenues      $   120,513   117,874 118,332   116,188

Net income          $    13,118    13,722  14,576     7,667

Per common share:
   Net income       $      1.09      1.14    1.21       .64

1999:
Total revenues      $   120,040   117,038 123,667   119,348

   Net income       $    12,442     7,495  13,422    11,686

Per common share:
 Net income           $    1.00       .61    1.09      .96

CONTINGENT LIABILITIES

The  life  insurance  industry,   including  the  Company  and  certain  of  its
subsidiaries,  has been  subject to  increased  litigation  pursued on behalf of purported  classes of insurance  purchasers  questioning the conduct of insurers and their  agents'  marketing  practices.  The Company  believes that the action described at right is part of this trend.

In a complaint  filed in March 1998,  Sunset Life and one of its agents was sued for unspecified  compensatory  and punitive  damages  alleging  various forms of deceit,  breach of fiduciary duty, and negligence in connection with the sale of a universal  life  insurance  policy as a  replacement  for an existing  policy.
Subsequently, the complaint was amended to seek class action status and to add a claim under  California's  Business and Professions Code S17200 which authorizes individual  plaintiffs  to sue  on  behalf  of the  public  to  remedy  specific delineated  alleged  unfair  business  practices,  and to seek  declaratory  and injunctive  relief.  Sunset Life obtained a dismissal of the breach of fiduciary duty claim and the class  action  allegations,  but the trial  court  refused to dismiss the S17200  allegations.  All parties  appealed and the court of appeals refused to overrule the trial  court's  failure to dismiss the S17200 claims and remanded the case for further  discovery  and proof  regarding  the class action allegations in the complaint. In the course of discovery,  the court has ordered the  disclosure of the names of all  individuals  who purchased  universal  life insurance policies from Sunset Life in replacement transactions from 1984 to the present and of all individuals who purchased Sunset Life universal life policies during that period and whose policies became under-funded. These individuals are currently being  contacted,  pursuant to court order, to determine  whether they are willing to discuss  this action  with  either the counsel for  plaintiff  or
Sunset Life.  It is expected that this contact will create  further  litigation.
Plaintiff has filed a motion for certification as a class action and the hearing is presently scheduled in May 2001. Management denies the allegations, including the  existence  of a  legitimate  class and the  existence  of a uniform  unfair business  practice  capable of resolution  under section S17200,  and intends to defend this matter vigorously. However, no assurances can be given regarding the outcome of this lawsuit and accordingly management cannot estimate its effect on the consolidated financial statements.

In addition  to the above,  the  Company  and  certain of its  subsidiaries  are defendants  in, or subject to, other  claims or legal  actions that arose in the ordinary course of business.  Some of these lawsuits arose in jurisdictions that permit punitive damages disproportionate to the actual damages alleged. Although no assurances can be given and no determinations  can be made at this time as to the  outcome  of any of these  lawsuits  or  proceedings,  the  Company  and its subsidiaries  believe that there are  meritorious  defenses for these claims and are defending them vigorously.  In management's  opinion the amounts  ultimately paid in these  suits,  if any,  would have no material  effect on the  Company's consolidated results of operations and financial position.

                         REPORTS OF INDEPENDENT AUDITORS

                   To the Board of Directors and Stockholders
                      of Kansas City Life Insurance Company

     We have audited the accompanying  consolidated balance sheet of Kansas City
Life Insurance  Company and subsidiaries  (the Company) as of December 31, 2000, and the related  consolidated  statements of income,  stockholders'  equity, and cash flows for the year ended December 31, 2000. These financial  statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance  with  auditing  standards  generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes  assessing the accounting  principles  used and  significant estimates  made by  management,  as well as  evaluating  the  overall  financial statement  presentation.  We believe that our audits provide a reasonable  basis for our opinion.
     In our opinion,  the financial statements referred to above present fairly, in all material  respects,  the consolidated  financial  position of Kansas City
Life  Insurance   Company  and  subsidiaries  at  December  31,  2000,  and  the consolidated results of their operations and their cash flows for the year ended
December 31, 2000, in conformity with accounting  principles  generally accepted in the United States.

/s/ KPMG LLP

Kansas City, Missouri
January 17, 2001

                   To the Board of Directors and Stockholders
                      of Kansas City Life Insurance Company

     We have audited the accompanying consolidated balance sheets of Kansas City
Life Insurance  Company and subsidiaries  (the Company) as of December 31, 1999, and the related  consolidated  statements of income,  stockholders'  equity, and cash flows for each of the two years in the period then ended.  These  financial
statements   are  the   responsibility   of  the   Company's   management.   Our
responsibility  is to express an opinion on these financial  statements based on our audits.
     We conducted our audits in accordance  with  auditing  standards  generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes  assessing the accounting  principles  used and  significant estimates  made by  management,  as well as  evaluating  the  overall  financial statement  presentation.  We believe that our audits provide a reasonable  basis for our opinion.
     In our opinion,  the financial statements referred to above present fairly, in all material  respects,  the consolidated  financial  position of Kansas City
Life  Insurance   Company  and  subsidiaries  at  December  31,  1999,  and  the consolidated  results of their  operations  and their cash flows for each of the two years in the period then ended,  in conformity  with  accounting  principles generally accepted in the United States.

/s/ Ernst & Young LLP

Kansas City, Missouri
January 24, 2000

                             STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
     Kansas City Life Insurance Company
     3520 Broadway
     Post Office Box 219139
     Kansas City, Missouri 64121-9139
     Telephone:  (816) 753-7000
     Fax: (816) 753-4902
     Internet: http://www.kclife.com
     E-mail: kclife@kclife.com

NOTICE OF ANNUAL MEETING

 The annual meeting of stockholders will be held at
     9  a.m.  Thursday,   April  19,  2001,  at  Kansas  City  Life's  corporate
     headquarters.

TRANSFER AGENT
     Cheryl Keefer, Assistant Secretary
     Kansas City Life Insurance Company
     Post Office Box 219139
     Kansas City, Missouri 64121-9139

10-K REQUEST
     Stockholders  may request a free copy of Kansas  City Life's Form 10-K,  as filed with the Securities and Exchange Commission, by writing to Secretary,
     Kansas City Life Insurance Company.

SECURITY HOLDERS
     As of February 5, 2001,  Kansas City Life had  approximately  698  security holders, including individual participants in security position listings.

STOCK AND DIVIDEND INFORMATION
         Stock Quotation Symbol
         Over-the-Counter-KCLI

                                    Bid           Dividend
                             High        Low         Paid
                                                 (per share)
     2000:
     First quarter         $  35.63     22.13        $ .25
     Second quarter           31.00     23.63          .25
     Third quarter            35.38     26.13          .25
     Fourth quarter           35.31     29.00          .25
     $1.00

     1999:
     First quarter          $ 43.82     39.25        $ .24
     Second quarter           42.75     43.00          .24
     Third quarter            52.25     34.50          .24
     Fourth quarter           40.00     32.75          .24
     $0.96

                    The above has been restated to reflect a
                      two-for-one stock split in June 1999.

     A quarterly dividend of $.27 per share was paid February 20, 2001.

     Over-the-counter  market  quotations  are  compiled  according  to  Company records and may reflect  inter-dealer prices,  without markup,  markdown or commission and may not necessarily represent actual transactions.

KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT FINANCIAL STATEMENTS
Twelve Months, 2000 Financial Statements

                 Kansas City Life Variable Life Separate Account
                             Statement of Net Assets
                                December 31, 2000

                                                                                                    Market
Assets                                                                                               Value      Cost
                                                                                                 ------------  ------
Investments:                                                                                             (in thousands)
    Federated Insurance Series:
        American Leaders Fund II - 243,668 shares at a net asset value (NAV) of $20.52 per share $    5,000    4,913
        High Income Bond Fund II - 134,959 shares at a NAV of $8.46 per share                         1,142    1,379
        International Small Company Fund II - 6,316 shares at a NAV of $7.93 per share                   50       55
        Prime Money Fund II - 4,574,501  shares at a NAV of $1.00 per share                           4,575    4,575

    MFS Variable Insurance Trust:
        Research Series - 283,285 shares at a NAV of $20.80 per share                                 5,893    5,435
        Emerging Growth Series - 403,539 shares at a NAV of $28.84 per share                         11,638   10,452
        Total Return Series - 115,116 shares at a NAV of $19.59 per share                             2,255    1,985
        Bond Series - 63,078 shares at a NAV of $11.32 per share                                        714      696
        Global Governments Series - 11,676 shares at a NAV of $10.01 per share                          117      116
        Utilities Series - 247,734 shares at a NAV of $23.57 per share                                5,838    5,256

    American Century Variable Portfolios:
        VP Capital Appreciation - 118,200 shares at a NAV of $15.78 per share                         1,865    1,632
        VP International - 410,570 shares at a NAV of $10.23 per share                                4,200    3,900
        VP Value - 69,782 shares at a NAV of $6.67 per share                                            465      415
        VP Income and Growth - 117,241 shares at a NAV of $7.11 per share                               833      893

    Dreyfus Variable Investment Fund:
        Appreciation Portfolio - 130,362 shares at a NAV of $38.91 per share                          5,073    4,765
        Small Cap Portfolio - 158,756 shares at a NAV of $40.30 per share                             6,398    7,965
        Dreyfus Stock Index Fund - 482,741 shares at a NAV of $34.00 per share                       16,413   16,375
        The Dreyfus Socially Responsible Growth Fund - 32,030 shares at a NAV of $34.47 per share     1,104    1,193

    JP Morgan Series Trust II:
        U.S. Disciplined Equity Portfolio - 48,480 shares at a NAV of $14.90 per share                  722      801
        Small Company Portfolio - 61,647 shares at a NAV of $14.38 per share                            887      964

    Franklin Templeton Variable Products Series Fund
        Franklin Real Estate Fund - 463 shares at a NAV of $17.36 per share                               8        8
        Franklin Small Cap Fund - 8,986 shares at a NAV of $21.14 per share                             190      219
        Templeton Developing Markets Securities Fund - 3,461 shares at a NAV of $5.22 per share          18       19
        Templeton International Securities Fund C21- 39,473 shares at a NAV of $18.67 per share         737      777

    Calamos Advisors Trust:
        Convertible Portfolio - 80,020 shares at a NAV of $12.30 per share                              984      985

    A I M Variable Insurance Funds
        V.I. Dent Demographic Trends Fund - 23,340 shares at a NAV of $8.21 per share                   192      226
        V.I. New Technology Fund - 3,664 shares at a NAV of $18.53 per share                             68      101
        V.I. Value - 5,267 shares at a NAV of $27.31 per share                                          144      157

    Seligman Portfolio, Inc.
        Communications and Information Portfolio - 10,299 shares at a NAV of $14.80 per share           153       212
        Capital Portfolio - 10,573 shares at a NAV of $24.68 per share                                  261       324
                                                                                                 ------------ -------

    Total Assets                                                                                 $   77,937    76,793
                                                                                                 ============ =======

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                             Statement of Net Assets
                                December 31, 2000

                                                              VUL                    SVUL
                                                       Number     Unit     Number    Unit       Market
Net Assets                                            of Units   Value    of Units   Value       Value
                                                     ---------- -------- ---------- ---------   --------
                                                                               (in thousands)
    Federated Insurance Series:
      American Leaders Fund II                        212,701   $19.36    65,262     $13.50   $  5,000
      High Income Bond Fund II                         83,018   $11.72    17,253       9.79      1,142
      International Small Company Fund II               5,466     8.24       608       8.25         50
      Prime Money Fund II                             290,934    12.19    88,785      11.59      4,575

    MFS Variable Insurance Trust:
      Research Series                                 245,185    20.50    59,689      14.53      5,893
      Emerging Growth Series                          376,782    26.03    95,573      19.14     11,638
      Total Return Series                             108,449    17.83    23,003      13.98      2,255
      Bond Series                                      45,452    12.37    12,829      11.82        714
      Global Governments Series                        10,658    10.91        57      10.35        117
      Utilities Series                                197,191    24.53    53,742      18.64      5,838

    American Century Variable Portfolios:
      VP Capital Appreciation                         107,184    16.06     9,213      15.61      1,865
      VP International                                176,214    21.04    30,886      15.96      4,200
      VP Value                                         64,948     6.93     2,236       6.96        465
      VP Income and Growth                             60,903     7.04    57,188       7.08        833

    Dreyfus Variable Investment Fund:
      Appreciation Portfolio                          274,494    15.44    56,634      14.72      5,073
      Small Cap Portfolio                             360,122    15.13    71,215      13.33      6,398
      Dreyfus Stock Index Fund                        853,939    15.78   200,445      14.66     16,413
      The Dreyfus Socially Responsible Fund,           29,625    35.44     1,517      35.60      1,104
      Inc.

    J.P. Morgan Series Trust II:
      Equity Portfolio                                 28,595    16.32    15,585      16.39        722
      Small Company Portfolio                          51,962    14.95     7,293      15.02        887

    Franklin Templeton Variable Products Series Fund:
      Franklin Real Estate Fund                           706    10.70        45      10.71          8
      Franklin Small Cap                               20,435     7.79     3,961       7.79        190
      Templeton Developing Markets Securities Fund      2,150     8.33        20       8.33         18
      Templeton International Securities Fund          33,263    21.29     1,339      21.39        737

    Calamos: Advisors Trust
      Convertible Portfolio                            68,487    12.84     8,163      12.89        984

    A I M Variable Insurance Funds
      V. I. Dent Demographic Trends Fund               25,269     7.31       926       7.32        192
      V. I. New Technology Fund                         9,247     5.82     2,410       5.83         68
      V. I. Value Fund                                 13,704     8.34     3,533       8.35        144

    Seligman Portfolios, Inc.
      Communications and Information Portfolio         20,762     6.11     4,190       6.11        153
      Captial Portfolio                                28,332     7.87     4,838       7.87        261
                                                                                               --------

    Total Net Assets                                                                            77,937
                                                                                               ========

                 Kansas City Life Variable Life Separate Account
                             Statement of Operations
                 Year ended December 31, 2000 (except as noted)
                                 (in thousands)

                                                                               Federated Insurance Series
                                                                 --------------------------------------------------------
                                                                                   High
                                                                   American       Income      Int'l *        Prime
                                                                    Leaders        Bond        Small         Money
                                                                    Fund II      Fund II      Company       Fund II
                                                                 --------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $         34          112           -              162
            Capital Gains Distributions                                104            -           -                -
                                                                 --------------------------------------------------------
              Total Income                                             138          112           -              162
                                                                 --------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                  35           10           -               25
            Contract Expense Charges                                   425          101           1              934
                                                                 --------------------------------------------------------
              Total Expenses                                           460          111           1              959
                                                                 --------------------------------------------------------
                  Investment Income (Loss)                            (322)           1          (1)            (797)
                                                                 --------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                       (13)         (51)          -                -
         Unrealized Appreciation (Depreciation)                      (5)        (166)         (4)               -
                                                                 --------------------------------------------------------
                  Net Gain (Loss)  on Investments                      (18)        (217)         (4)               -
                                                                 --------------------------------------------------------

                     Change in Net Assets from Operations     $       (340)        (216)         (5)            (797)
                                                                 --------------------------------------------------------

                                                                       MFS Variable Insurance Trust
                                                        ------------------------------------------------------------
                                                                    Emerging   Total          Global
                                                          Research   Growth   Return   Bond   Gov'ts     Utilities
                                                           Series    Series   Series  Series  Series      Series
                                                        ------------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                     $        2        -       41      26        3          36
            Capital Gains Distributions                       298      536       39       -        -         268
                                                         -----------------------------------------------------------
              Total Income                                    300      536       80      26        3         304
                                                         -----------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                         44       92       15       5        1          35
            Contract Expense Charges                          508    1,065      215      76       13         475
                                                         -----------------------------------------------------------
              Total Expenses                                  552    1,157      230      81       14         510
                                                         -----------------------------------------------------------
                  Investment Income (Loss)                   (252)    (621)    (150)    (55)     (11)       (206)
                                                         -----------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                               65      146        8      (3)      (1)         14
            Unrealized Appreciation (Depreciation)           (633)  (2,746)     182      23        2         (73)
                                                         -----------------------------------------------------------
                Net Gain (Loss)  on Investments              (568)  (2,600)     190      20        1         (59)
                                                         -----------------------------------------------------------

                  Change in Net Assets from Operations $     (820)  (3,221)      40     (35)     (10)       (265)
                                                         -----------------------------------------------------------

                                                                          American Century Variable Portfolios
                                                                 --------------------------------------------------------
                                                                      VP                                       VP
                                                                    Capital         VP          VP           Income
                                                                    Apprec        Int'l        Value        & Growth
                                                                 --------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $          -            3           4                1
            Capital Gains Distributions                                 29           54           9                -
                                                                 --------------------------------------------------------
              Total Income                                              29           57          13                1
                                                                 --------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                  12           30           3                3
            Contract Expense Charges                                   143          331          43               57
                                                                 --------------------------------------------------------
              Total Expenses                                           155          361          46               60
                                                                 --------------------------------------------------------
                  Investment Income (Loss)                            (126)        (304)        (33)             (59)
                                                                 --------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                        34           55          (3)               -
            Unrealized Appreciation (Depreciation)                      (5)        (750)         68              (45)
                                                                 --------------------------------------------------------
                  Net Gain (Loss)  on Investments                       29         (695)         65              (45)
                                                                 --------------------------------------------------------

                     Change in Net Assets from Operations     $        (97)        (999)         32             (104)
                                                                 --------------------------------------------------------

                                                                            Dreyfus Variable Investment Fund
                                                                 --------------------------------------------------------
                                                                                  Small
                                                                    Apprec.        Cap         Stock        Socially
                                                                   Portfolio    Portfolio      Index      Responsible
                                                                 --------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $          27           19         124              9
            Capital Gains Distributions                                  47        2,387         216              -
                                                                 --------------------------------------------------------
              Total Income                                               74        2,406         340              9
                                                                 --------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                   36           42         116              8
            Contract Expense Charges                                    422          482       1,896             97
                                                                 --------------------------------------------------------
              Total Expenses                                            458          524       2,012            105
                                                                 --------------------------------------------------------
                  Investment Income (Loss)                             (384)       1,882      (1,672)           (96)
                                                                 --------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                         53           56         214              3
            Unrealized Appreciation (Depreciation)                     (150)      (1,834)     (1,768)           (125)
                                                                 --------------------------------------------------------
                  Net Gain (Loss)  on Investments                       (97)      (1,778)     (1,554)           (122)
                                                                 --------------------------------------------------------

                     Change in Net Assets from Operations     $        (481)         104      (3,226)           (218)
                                                                 --------------------------------------------------------

                                                                     JP Morgan        Franklin Templeton Variable Products
                                                              ----------------------  -------------------------------------
                                                                            Small       Real *
                                                             Equity    Company     Estate  Small * Developing*   Int'l
                                                                Portfolio Portfolio     Fund    Cap     Markets      Fund
                                                              ----------------------  -------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                         $           2         1        -       -         -           8
            Capital Gains Distributions                                7        13        -       -         -          53
                                                               --------------------- --------------------------------------
              Total Income                                             9        14        -       -         -          61
                                                               --------------------- --------------------------------------
          Expenses:
            Mortality and Expense Fees                                 3         6        -       -         -           5
            Contract Expense Charges                                  59        63        -       3         -          51
                                                               --------------------- --------------------------------------
              Total Expenses                                          62        69        -       3         -          56
                                                               --------------------- --------------------------------------
                  Investment Income (Loss)                           (53)      (55)       -      (3)        -           5
                                                                -------------------- --------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                      (1)        -        -      (2)        -          (1)
            Unrealized Appreciation (Depreciation)                   (49)      (87)       1     (23)       (1)        (58)
                                                               ---------------------- -------------------------------------
                  Net Gain (Loss)  on Investments                    (50)      (87)       1     (25)       (1)        (59)
                                                               ---------------------- -------------------------------------

                     Change in Net Assets from Operations   $       (103)     (142)       1     (28)       (1)        (54)
                                                               ---------------------- -------------------------------------

                                                              Calamos     A I M Variable Insurance Seligman Portfolios
                                                                                   Funds
                                                           ------------ -------------------------- -------------------
                                                                         Dent *
                                                            Convertible  Demo      New *    Value*   Comm *   Capital *
                                                             Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                           ------------ -------------------------- -------------------- ----------
Variable Universal Life:
    Investment Income:
      Income:
        Dividend Distributions                         $       14        -         -        -       -           -        628
        Capital Gains Distributions                            16        -         -        5      16          14      4,111
                                                         ---------- --------------------------- -------------------- ---------
          Total Income                                         30        -         -        5      16          14      4,739
      Expenses:
                                                                4       92         -        -       2          (1)       623
        Contract Expense Charges                               49        5         2        3       3           5      7,527
                                                         ---------- --------------------------- ------------------- ----------
          Total Expenses                                       53       97         2        3       5           4      8,150
                                                         ---------- --------------------------- ------------------- ----------
              Investment Income (Loss)                        (23)     (97)       (2)       2      11          10     (3,411)
                                                         ---------- --------------------------- -------------------- ---------
    Realized and Unrealized Gain on Investments:
        Realized Gain (Loss)                                    1      (22)       (3)      (1)      -         (14)       534
        Unrealized Appreciation (Depreciation)                (10)     (33)      (26)      (9)    (45)        (53)    (8,422)
                                                         ---------- --------------------------- -------------------- ---------
              Net Gain (Loss)  on Investments                  (9)     (55)      (29)     (10)    (45)        (67)    (7,888)
                                                         ---------- --------------------------- -------------------- ---------

                 Change in Net Assets from Operations  $      (32)    (152)      (31)      (8)    (34)        (57)   (11,299)
                                                         ---------- --------------------------- -------------------- ---------

* For the period August 29, 2000 (inception date) through December 31, 2000.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                             Statement of Operations
                 Year ended December 31, 2000 (except as noted)
                                 (in thousands)

                                                                                Federated Insurance Series
                                                                 ----------------------------------------------------------
                                                                                   High
                                                                   American       Income      Int'l *         Prime
                                                                    Leaders        Bond        Small          Money
                                                                    Fund II      Fund II      Company        Fund II
                                                                 ----------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $           7           13           -              51
            Capital Gains Distributions                                  20            -           -               -
                                                                 ----------------------------------------------------------
              Total Income                                               27           13           -              51
                                                                 ----------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                    5            1           -               5
            Contract Expense Charges                                    100           30           -           1,279
                                                                 ----------------------------------------------------------
              Total Expenses                                            105           31           -           1,284
                                                                 ----------------------------------------------------------
                  Investment Loss                                       (78)         (18)          -          (1,233)
                                                                 ----------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                         (4)          (4)          -                -
            Unrealized Appreciation (Depreciation)                       12          (26)         (1)               -
                                                                 ----------------------------------------------------------
                  Net Gain (Loss)  on Investments                         8          (30)         (1)               -
                                                                 ----------------------------------------------------------

                     Change in Net Assets from Operations     $         (70)         (48)         (1)           (1,233)
                                                                 ----------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                      $        (410)        (264)         (6)           (2,030)
                                                                 ==========================================================

                                                                               MFS Variable Insurance Trust
                                                                 -------------------------------------------------------

                                                                             Emerging  Total          Global
                                                                   Research   Growth  Return  Bond    Gov'ts Utilities
                                                                    Series    Series  Series Series   Series  Series
                                                                 -------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $         -        -        6      5         -       7
            Capital Gains Distributions                                50       97        5      -         -      55
                                                                 -------------------------------------------------------
              Total Income                                             50       97       11      5         -      62
                                                                 -------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                  5       12        2      1         -       5
            Contract Expense Charges                                  113      209       42     35         -     126
                                                                 -------------------------------------------------------
              Total Expenses                                          118      221       44     36         -     131
                                                                 -------------------------------------------------------
                  Investment Loss                                     (68)    (124)     (33)   (31)        -     (69)
                                                                 -------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                       28       65       (1)     -         -      14
            Unrealized Appreciation (Depreciation)                   (133)    (550)      30      8         -     (37)
                                                                 -------------------------------------------------------
                  Net Gain (Loss)  on Investments                    (105)    (485)      29      8         -     (23)
                                                                 -------------------------------------------------------

                     Change in Net Assets from Operations     $      (173)    (609)      (4)   (23)        -     (92)
                                                                 -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                      $      (993)  (3,830)      36    (58)      (10)   (357)
                                                                 =======================================================

                                                                           American Century Variable Portfolios
                                                                 ----------------------------------------------------------
                                                                      VP                                        VP
                                                                    Capital         VP          VP            Income
                                                                    Apprec        Int'l        Value         & Growth
                                                                 ----------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $          -            1           -                  2
            Capital Gains Distributions                                  1            8           1                  -
                                                                 ----------------------------------------------------------
              Total Income                                               1            9           1                  2
                                                                 ----------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                   1            3           -                  2
            Contract Expense Charges                                    16           44           4                 30
                                                                 ----------------------------------------------------------
              Total Expenses                                            17           47           4                 32
                                                                 ----------------------------------------------------------
                  Investment Loss                                      (16)         (38)         (3)               (30)
                                                                 ----------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                        18            -          (1)                (1)
            Unrealized Appreciation (Depreciation)                     (20)        (113)          3                (33)
                                                                 ----------------------------------------------------------
                  Net Gain (Loss)  on Investments                       (2)        (113)          2                (34)
                                                                 ----------------------------------------------------------

                     Change in Net Assets from Operations     $        (18)        (151)         (1)               (64)
                                                                 ----------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                      $       (115)      (1,150)         31               (168)
                                                                 ==========================================================

                                                                             Dreyfus Variable Investment Fund
                                                                 ----------------------------------------------------------

                                                                                  Small
                                                                    Apprec.        Cap         Stock         Socially
                                                                   Portfolio    Portfolio      Index       Responsible
                                                                 ----------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                            $           6            3          30                -
            Capital Gains Distributions                                   9          418          47                -
                                                                 ----------------------------------------------------------
              Total Income                                               15          421          77                -
                                                                 ----------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                    5            5          20                -
            Contract Expense Charges                                    113           76         515               17
                                                                 ----------------------------------------------------------
              Total Expenses                                            118           81         535               17
                                                                 ----------------------------------------------------------
                  Investment Loss                                      (103)         340        (458)             (17)
                                                                 ----------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                         21           25         148                -
            Unrealized Appreciation (Depreciation)                      (43)        (351)       (471)              (5)
                                                                 ----------------------------------------------------------
                  Net Gain (Loss)  on Investments                       (22)        (326)       (323)              (5)
                                                                 ----------------------------------------------------------

                     Change in Net Assets from Operations     $        (125)          14        (781)             (22)
                                                                 ----------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                      $        (606)         118      (4,007)            (240)
                                                                 ==========================================================

                                                                  JP Morgan          Franklin Templeton Variable Products
                                                           ----------------------- ------------------------------------------
                                                                         Small       Real *
                                                             Equity     Company     Estate  Small *   Developing*    Int'l
                                                            Portfolio  Portfolio     Fund    Cap       Markets       Fund
                                                           ----------------------- ------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                       $        2            -        -        -            -          -
            Capital Gains Distributions                           5            2        -        -            1          1
                                                           ------------------------ -----------------------------------------
              Total Income                                        7            2        -        -            1          1
                                                           ------------------------ -----------------------------------------
          Expenses:
            Mortality and Expense Fees                            1            1        -        -            -           -
            Contract Expense Charges                             52           15        -        2            -           4
                                                           ----------------------- ------------------------------------------
              Total Expenses                                     53           16        -        2            -           4
                                                           ----------------------- ------------------------------------------
                  Investment Loss                               (46)         (14)       -       (2)           -          (3)
                                                           ----------------------- ------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                  -            -        -        -            -           -
            Unrealized Appreciation (Depreciation)              (30)         (17)       -       (6)           -          (1)
                  Net Gain (Loss)  on Investments               (30)         (17)       -       (6)           -          (1)
                                                           ----------------------- ------------------------------------------

                     Change in Net Assets from Operations$      (76)         (31)       -       (8)           -          (4)
                                                           ----------------------- ------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                 $     (179)        (173)       1      (36)          (1)        (58)
                                                           ======================= ==========================================

                                                            Calamos     A I M Variable Insurance Seligman Portfolios
                                                                                   Funds
                                                         ----------- -------------------------- ------------------
                                                                      Dent *
                                                         Convertible  Demo      New *    Value*  Comm *   Capital *
                                                          Portfolio   Trends  Technology  Fund   Info    Portfolio     Total
                                                         ----------- -------------------------- ------------------- --------
Survivorship Variable Universal Life:
    Investment Income:
        Income:
          Dividend Distributions                        $       2         -          -       -       -         -       135
          Capital Gains Distributions                           2         -          -       1       3         2       727
                                                          ---------- -------------------------- ------------------- --------
            Total Income                                        4         -          -       1       3         2       862
                                                          ---------- -------------------------- ------------------- --------
        Expenses:
          Mortality and Expense Fees                            -         -          -       -       -         -        74
          Contract Expense Charges                             10         -          1       1       1         2     2,837
                                                          ---------- -------------------------- ------------------- --------
            Total Expenses                                     10         -          1       1       1         2     2,911
                                                          ---------- -------------------------- ------------------- --------
                Investment Loss                                (6)        -         (1)      -       2         -    (2,049)
                                                          ---------- -------------------------- ------------------- --------
        Realized and Unrealized Gain on Investments:
          Realized Gain (Loss)                                  -         -          -       -       -         -       308
          Unrealized Appreciation (Depreciation)               (2)       (1)        (7)     (4)    (15)      (11)    (1,824)
                                                          ---------- -------------------------- ------------------- --------
                Net Gain (Loss)  on Investments                (2)       (1)        (7)     (4)    (15)      (11)    (1,516)
                                                          ---------- -------------------------- ------------------- --------

                   Change in Net Assets from Operations $      (8)       (1)        (8)     (4)    (13)      (11)    (3,565)
                                                          ---------- -------------------------- ------------------- --------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                $     (40)     (153)       (39)    (12)    (47)      (68)   (14,864)
                                                          ========== =========================== ================== ========

* For the period August 29, 2000 (inception date) through December 31, 2000.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                       Statement of Changes in Net Assets
                 Year ended December 31, 2000 (except as noted)
                                 (in thousands)

                                                                                 Federated Insurance Series
                                                           ----------------------------------------------------------
                                                                            High
                                                             American      Income        Int'l *          Prime
                                                              Leaders       Bond          Small           Money
                                                              Fund II      Fund II       Company         Fund II
                                                           ----------------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                      $          (322)          1            (1)          (797)
          Realized Gain (Loss)                                      (13)        (51)            -              -
          Unrealized Appreciation (Depreciation)                     (5)       (166)           (4)             -
                                                           ----------------------------------------------------------
               Change in Net Assets from Operations                (340)       (216)           (5)          (797)

      Deposits                                                     1,012        242             5         13,503

      Payments and Withdrawals:
          Death Benefits                                               5          4             -               -
          Withdrawals                                                217         45             3              65
          Transfers (in) out                                         (5)         43           (48)         12,405
                                                           ----------------------------------------------------------
               Payments and Withdrawals                              217         92           (45)         12,470
                                                           ----------------------------------------------------------

      Net Assets:
          Net Increase                                               455         (66)          45              236
          Beginning of Year                                        3,664       1,039            -            3,310
                                                           ----------------------------------------------------------

               End of Year                              $          4,119         973           45            3,546
                                                           ----------------------------------------------------------

                                                                                MFS Variable Insurance Trust
                                                        ---------------------------------------------------------------------
                                                                        Emerging      Total            Global
                                                          Research       Growth      Return     Bond   Gov'ts     Utilities
                                                           Series        Series      Series    Series  Series      Series
                                                        ---------------------------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                     $     (252)        (621)        (150)      (55)    (11)        (206)
          Realized Gain (Loss)                                 65          146            8        (3)     (1)          14
          Unrealized Appreciation (Depreciation)             (633)      (2,746)         182        23       2          (73)
                                                         --------------------------------------------------------------------
               Change in Net Assets from Operations          (820)      (3,221)          40       (35)    (10)        (265)

      Deposits                                              1,309        2,441          493       149      25        1,114

      Payments and Withdrawals:
          Death Benefits                                       27           13           18         -       -           15
          Withdrawals                                         196          333           47        44       1           89
          Transfers (in) out                                 (576)      (2,496)          19       (22)    (50)      (1,226)
                                                          -------------------------------------------------------------------
               Payments and Withdrawals                      (353)      (2,150)          84        22     (49)      (1,122)
                                                          -------------------------------------------------------------------

      Net Assets:
          Net Increase                                        842        1,370          449        92       64       1,971
          Beginning of Year                                 4,183        8,439        1,485       470       52       2,866
                                                          -------------------------------------------------------------------

               End of Year                              $   5,025        9,809        1,934        562     116       4,837
                                                          -------------------------------------------------------------------

                                                                           American Century Variable Portfolios
                                                                 ---------------------------------------------------
                                                                      VP                                 VP
                                                                    Capital         VP          VP     Income
                                                                    Apprec        Int'l        Value  & Growth
                                                                 ---------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                             $       (126)       (304)         (33)        (59)
          Realized Gain (Loss)                                           34          55           (3)          -
          Unrealized Appreciation (Depreciation)                         (5)       (750)          68         (45)
                                                                  ---------------------------------------------------
               Change in Net Assets from Operations                     (97)       (999)          32        (104)

      Deposits                                                          340         849          112         157

      Payments and Withdrawals:
          Death Benefits                                                  2           2            -           -
          Withdrawals                                                    31         152            3           5
          Transfers (in) out                                           (731)     (1,254)        (104)         (91)
                                                                  ---------------------------------------------------
               Payments and Withdrawals                                (698)     (1,100)        (101)         (86)
                                                                  ---------------------------------------------------

      Net Assets:
          Net Increase                                                  941         950          245          139
          Beginning of Year                                             780       2,757          205          289
                                                                  ---------------------------------------------------

               End of Year                                     $      1,721       3,707          450          428
                                                                  ---------------------------------------------------

                                                                             Dreyfus Variable Investment Fund
                                                                 ---------------------------------------------------

                                                                                  Small
                                                                    Apprec.        Cap         Stock      Socially
                                                                   Portfolio    Portfolio      Index    Responsible
                                                                 ---------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                             $        (384)       1,882      (1,672)       (96)
          Realized Gain (Loss)                                            53           56         214          3
          Unrealized Appreciation (Depreciation)                        (150)      (1,834)     (1,768)      (125)
                                                                  --------------------------------------------------
               Change in Net Assets from Operations                     (481)         104      (3,226)      (218)

      Deposits                                                         1,071        1,240       4,766        229

      Payments and Withdrawals:
          Death Benefits                                                  14           13          23          -
          Withdrawals                                                    116          157         463          5
          Transfers (in) out                                            (155)        (507)     (1,154)      (565)
                                                                  --------------------------------------------------
               Payments and Withdrawals                                  (25)        (337)       (668)      (560)
                                                                  --------------------------------------------------

      Net Assets:
          Net Increase                                                   615        1,681       2,208        571
          Beginning of Year                                            3,624        3,768      11,267        479
                                                                  --------------------------------------------------

               End of Year                                     $       4,239        5,449      13,475      1,050
                                                                  --------------------------------------------------

                                                                JP Morgan          Franklin Templeton Variable Products
                                                        ------------------------ ------------------------------------------
                                                                       Small       Real *
                                                        Equity     Company     Estate  Small *   Developing*    Int'l
                                                          Portfolio  Portfolio     Fund    Cap       Markets       Fund
                                                        ------------------------ ------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                    $        (53)        (55)       -      (3)           -            5
          Realized Gain (Loss)                                  (1)           -       -      (2)           -           (1)
          Unrealized Appreciation (Depreciation)               (49)        (87)       1     (23)          (1)          (58)
                                                         ------------------------ -----------------------------------------
               Change in Net Assets from Operations           (103)       (142)       1     (28)          (1)          (54)

      Deposits                                                 169         144        -      28            3           120

      Payments and Withdrawals:
          Death Benefits                                         -           -        -       -            -             -
          Withdrawals                                            6           3        -       8            -             2
          Transfers (in) out                                  (280)       (532)      (7)   (167)         (16)         (385)
                                                         ------------------------ -----------------------------------------
               Payments and Withdrawals                       (274)       (529)      (7)   (159)         (16)         (383)
                                                         ------------------------ -----------------------------------------

      Net Assets:
          Net Increase                                         340         531        8     159          18            449
          Beginning of Year                                    127         246        -       -           -            259
                                                         ------------------------ -----------------------------------------

               End of Year                            $        467         777        8     159          18            708
                                                         ------------------------ -----------------------------------------

                                                         Calamos     A I M Variable Insurance Seligman Portfolios
                                                                               Funds
                                                       ----------- -------------------------- -------------------
                                                                    Dent *
                                                       Convertible  Demo      New *    Value*   Comm *   Capital *
                                                        Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                       ----------- -------------------------- -------------------- ----------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                   $       (23)      (97)       (2)      2       11         10     (3,411)
          Realized Gain (Loss)                                 1       (22)       (3)     (1)       -        (14)       534
          Unrealized Appreciation (Depreciation)             (10)      (33)      (26)     (9)     (45)       (53)    (8,422)
                                                       ----------- -------------------------- -------------------- ----------
               Change in Net Assets from Operations          (32)     (152)      (31)     (8)     (34)       (57)   (11,299)

      Deposits                                               113        59        17      17       23         53     29,803

      Payments and Withdrawals:
          Death Benefits                                       -         -         -       -         -         -        136
          Withdrawals                                          9         -         -       -         3         8      2,011
          Transfers (in) out                                (547)     (278)      (68)   (105)     (141)     (235)       722
                                                       ----------- -------------------------- -------------------- ----------
               Payments and Withdrawals                     (538)     (278)      (68)   (105)     (138)     (227)     2,869
                                                       ----------- -------------------------- -------------------- ----------

      Net Assets:
          Net Increase                                       619       185         54    114       127       223     15,635
          Beginning of Year                                  260         -          -      -         -         -     49,569
                                                       ----------- -------------------------- -------------------- ----------

               End of Year                           $       879       185         54    114       127       223     65,204
                                                       ----------- -------------------------- -------------------- ----------

* For the period August 29, 2000 (inception date) through December 31, 2000.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                       Statement of Changes in Net Assets
                 Year ended December 31, 2000 (except as noted)
                                 (in thousands)

                                                                                    Federated Insurance Series
                                                              --------------------------------------------------
                                                                              High
                                                                American     Income      Int'l *       Prime
                                                                Leaders       Bond       Small         Money
                                                                Fund II      Fund II     Company       Fund II
                                                              --------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                 $         (78)         (18)          -         (1,233)
          Realized Gain (Loss)                                       (4)          (4)          -              -
          Unrealized Appreciation (Depreciation)                     12          (26)         (1)             -
                                                              ---------------------------------------------------
                  Change in Net Assets from Operations              (70)         (48)         (1)        (1,233)

      Deposits                                                      297           92           1          4,493

      Payments and Withdrawals:
          Death Benefits                                              -            -           -              -
          Withdrawals                                                42           19           -              -
          Transfers (in) out                                       (136)          26          (5)         3,107
                                                              ---------------------------------------------------
                  Payments and Withdrawals                          (94)          45          (5)         3,107
                                                              ---------------------------------------------------

      Net Assets:
          Net Increase                                              321           (1)          5            153
          Beginning of Year                                         560          170           -            876
                                                              ---------------------------------------------------

                  End of Year                                       881          169           5          1,029
                                                              ---------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                           $       5,000        1,142          50          4,575
                                                              ===================================================

                                                                                MFS Variable Insurance Trust
                                                        ---------------------------------------------------------------------
                                                                        Emerging      Total            Global
                                                          Research       Growth      Return     Bond   Gov'ts     Utilities
                                                           Series        Series      Series    Series  Series      Series
                                                        ---------------------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                              $       (68)        (124)        (33)      (31)      -          (69)
          Realized Gain (Loss)                                  28           65          (1)        -       -           14
          Unrealized Appreciation (Depreciation)              (133)        (550)         30         8       -          (37)
                                                         --------------------------------------------------------------------
                  Change in Net Assets from Operations        (173)        (609)         (4)      (23)      -          (92)

      Deposits                                                 333          611         118       111       -          375

      Payments and Withdrawals:
          Death Benefits                                         -            -           -         -       -            -
          Withdrawals                                          115          135          68         3       -          102
          Transfers (in) out                                   (90)        (646)          7        91      (1)        (328)
                                                         --------------------------------------------------------------------
                  Payments and Withdrawals                      25         (511)         75        94      (1)        (226)
                                                         --------------------------------------------------------------------

      Net Assets:
          Net Increase                                         135          513          39        (6)      1          509
          Beginning of Year                                    733        1,316         282       158       -          492
                                                         --------------------------------------------------------------------

                  End of Year                                  868        1,829         321       152       1        1,001
                                                         --------------------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                        $     5,893       11,638       2,255       714     117        5,838
                                                         ====================================================================

                                                                       American Century Variable Portfolios
                                                              -------------------------------------------------------
                                                                   VP                                      VP
                                                                Capital         VP          VP           Income
                                                                 Apprec       Int'l        Value        & Growth
                                                              -------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                 $        (16)         (38)          (3)            (30)
          Realized Gain (Loss)                                      18            -           (1)             (1)
          Unrealized Appreciation (Depreciation)                   (20)        (113)           3             (33)
                                                              -------------------------------------------------------
                  Change in Net Assets from Operations             (18)        (151)          (1)            (64)

      Deposits                                                      44          108           10              89

      Payments and Withdrawals:
          Death Benefits                                             -            -            -               -
          Withdrawals                                               40           84            -               14
          Transfers (in) out                                       (96)        (377)           8             (273)
                                                              -------------------------------------------------------
                  Payments and Withdrawals                         (56)        (293)           8             (259)
                                                              -------------------------------------------------------

      Net Assets:
          Net Increase                                              82          250            1              284
          Beginning of Year                                         62          243           14              121
                                                              -------------------------------------------------------

                  End of Year                                      144          493           15              405
                                                              -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                           $      1,865        4,200          465              833
                                                              =======================================================

                                                                        Dreyfus Variable Investment Fund
                                                             -------------------------------------------------------
                                                                             Small
                                                               Apprec.        Cap         Stock        Socially
                                                              Portfolio    Portfolio      Index      Responsible
                                                             -------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                $        (103)          340       (458)             (17)
          Realized Gain (Loss)                                      21            25        148                -
          Unrealized Appreciation (Depreciation)                   (43)         (351)      (471)              (5)
                                                             -------------------------------------------------------
                  Change in Net Assets from Operations            (125)           14       (781)             (22)

      Deposits                                                     346           206      1,418               51

      Payments and Withdrawals:
          Death Benefits                                             -             -          -                -
          Withdrawals                                               53           107        460                -
          Transfers (in) out                                        73          (297)       (54)             (12)
                                                             -------------------------------------------------------
                  Payments and Withdrawals                         126          (190)       406              (12)
                                                             -------------------------------------------------------

      Net Assets:
          Net Increase                                              95           410        231               41
          Beginning of Year                                        739           539      2,707               13
                                                             -------------------------------------------------------

                  End of Year                                      834           949      2,938               54
                                                             -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                          $        5,073        6,398     16,413            1,104
                                                             =======================================================

                                                                  JP Morgan          Franklin Templeton Variable Products
                                                          ------------------------ ------------------------------------------
                                                                         Small       Real *
                                                         Equity     Company     Estate  Small *   Developing*    Int'l
                                                            Portfolio  Portfolio     Fund    Cap       Markets       Fund
                                                          ------------------------ ------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                $       (46)        (14)       -      (2)           -          (3)
          Realized Gain (Loss)                                     -           -        -       -            -           -
          Unrealized Appreciation (Depreciation)                 (30)        (17)       -      (6)           -          (1)
                                                               --------------------------------------------------------------
                  Change in Net Assets from Operations           (76)        (31)       -      (8)           -          (4)

      Deposits                                                   177          39        -       5            -          11

      Payments and Withdrawals:
          Death Benefits                                           -           -        -       -            -           -
          Withdrawals                                             22           -        -       -            -           -
          Transfers (in) out                                     (60)       (102)       -     (34)           -         (17)
                                                               --------------------------------------------------------------
                  Payments and Withdrawals                       (38)       (102)       -     (34)           -         (17)
                                                               --------------------------------------------------------------

      Net Assets:
          Net Increase                                           139         110        -      31            -          24
          Beginning of Year                                      116           -        -       -            -           5
                                                               --------------------------------------------------------------

                  End of Year                                    255         110        -      31            -           29
                                                               --------------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                          $       722         887        8     190           18          737
                                                               ==============================================================

                                                         Calamos     A I M Variable Insurance Seligman Portfolios
                                                                              Funds
                                                      ----------- -------------------------- -------------------
                                                                   Dent *
                                                      Convertible  Demo      New *    Value*   Comm *   Capital *
                                                       Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                      ----------- -------------------------- -------------------- ----------
Survivorship Variable Universal Life:

    Change in Net Assets from Operations:
        Investment Loss                             $         (6)      -        (1)      -        2           -     (2,049)
        Realized Gain (Loss)                                   -       -         -       -        -           -        308
        Unrealized Appreciation (Depreciation)                (2)     (1)       (7)     (4)     (15)        (11)    (1,824)
                Change in Net Assets from Operations          (8)     (1)       (8)     (4)     (13)        (11)    (3,565)
                                                      ----------------------------------------------------------------------

    Deposits                                                  27       -         2        4       2           5      8,975

    Payments and Withdrawals:
        Death Benefits                                         -       -         -        -       -           -          -
        Withdrawals                                            3       -         -        -       -           -      1,267
        Transfers (in) out                                   (83)     (8)      (20)     (30)    (37)        (44)       562
                                                      ----------------------------------------------------------------------
                Payments and Withdrawals                     (80)     (8)      (20)     (30)    (37)        (44)      1,829
                                                      ----------------------------------------------------------------------

    Net Assets:
        Net Increase                                          99       7        14       30      26          38       3,581
        Beginning of Year                                      6       -         -        -       -           -       9,152
                                                      ----------------------------------------------------------------------

                End of Year                                  105       7        14       30      26          38      12,733
                                                      ----------------------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                      $       984     192        68      144     153         261      77,937
                                                      ======================================================================

*    For the period August 29, 2000 (inception date) through December 31, 2000.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                             Statement of Operations
                 Year ended December 31, 1999 (except as noted)
                                 (in thousands)

                                                                                  Federated Insurance Series
                                                                    --------------------------------------------------
                                                                                    High
                                                                      American     Income      Int'l *       Prime
                                                                      Leaders       Bond       Small         Money
                                                                      Fund II      Fund II     Company       Fund II
                                                                    --------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                         $               27          69             -            75
            Capital Gains Distributions                                   270           6             -             -
                                                                    ---------------------------------------------------
              Total Income                                                297          75             -            75
                                                                    ---------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                     28           8             -            15
            Contract Expense Charges                                      427         124             -           715
                                                                    ---------------------------------------------------
              Total Expenses                                              455         132             -           730
                                                                    ---------------------------------------------------
                 Investment Income (Loss)                                (158)        (57)            -          (655)
                                                                    ---------------------------------------------------

      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                           20          (3)            -             -
            Unrealized Appreciation (Depreciation)                       (137)        (49)            -             -
                                                                    ---------------------------------------------------
                 Net Gain (Loss)  on Investments                         (117)        (52)            -             -
                                                                    ---------------------------------------------------

                    Change in Net Assets from Operations   $             (275)       (109)            -          (655)
                                                                    ---------------------------------------------------

                                                                              MFS Variable Insurance Trust
                                                        ----------------------------------------------------------------------
                                                                        Emerging      Total             Global
                                                          Research       Growth      Return     Bond    Gov'ts     Utilities
                                                           Series        Series      Series    Series   Series      Series
                                                        ----------------------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                   $          6           -            24          9      2           22
            Capital Gains Distributions                        33           -            44          1      -          110
                                                        ----------------------------------------------------------------------
              Total Income                                     39           -            68         10      2          132
                                                        ----------------------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                         30          43            12          4      -           19
            Contract Expense Charges                          432         589           221         72      8          293
                                                        ----------------------------------------------------------------------
              Total Expenses                                  462         632           233         76      8          312
                                                        ----------------------------------------------------------------------
                 Investment Income (Loss)                    (423)       (632)         (165)       (66)    (6)        (180)
                                                        ----------------------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                              108         183            11         (1)     -           19
            Unrealized Appreciation (Depreciation)            620       3,205           (43)       (13)    (3)         470
                                                        ----------------------------------------------------------------------
                 Net Gain (Loss)  on Investments              728       3,388           (32)       (14)    (3)         489
                                                        ----------------------------------------------------------------------

                    Change in Net Assets from Operations$     305       2,756          (197)       (80)    (9)         309
                                                        ----------------------------------------------------------------------

                                                                         American Century Variable Portfolios
                                                                -------------------------------------------------------
                                                                     VP                                      VP
                                                                  Capital         VP          VP           Income
                                                                   Apprec       Int'l        Value        & Growth
                                                                -------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                           $          -           -             -             -
            Capital Gains Distributions                                 -           -             -             -
                                                                -------------------------------------------------------
              Total Income                                              -           -             -             -
                                                                -------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                  4          15             1             -
            Contract Expense Charges                                   59         195             9             9
                                                                -------------------------------------------------------
              Total Expenses                                           63         210            10             9
                                                                -------------------------------------------------------
                 Investment Income (Loss)                             (63)       (210)          (10)           (9)
                                                                -------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                        7          30             -             -
            Unrealized Appreciation (Depreciation)                    255       1,002           (19)           14
                                                                -------------------------------------------------------
                 Net Gain (Loss)  on Investments                      262       1,032           (19)           14
                                                                -------------------------------------------------------

                    Change in Net Assets from Operations     $        199         822           (29)            5
                                                                -------------------------------------------------------

                                                                           Dreyfus Variable Investment Fund
                                                                -------------------------------------------------------
                                                                                Small
                                                                  Apprec.        Cap         Stock        Socially
                                                                 Portfolio    Portfolio      Index      Responsible
                                                                -------------------------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                           $         20           2            95             -
            Capital Gains Distributions                                13           -            83            16
                                                                -------------------------------------------------------
              Total Income                                             33           2           178            16
                                                                -------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                 24          27            75             1
            Contract Expense Charges                                  355         415         1,328            10
                                                                -------------------------------------------------------
              Total Expenses                                          379         442         1,403            11
                                                                -------------------------------------------------------
                 Investment Income (Loss)                            (346)       (440)       (1,225)            5
                                                                -------------------------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                       41           8           177             2
            Unrealized Appreciation (Depreciation)                    218         604         1,223            40
                                                                -------------------------------------------------------
                 Net Gain (Loss)  on Investments                      259         612         1,400            42
                                                                -------------------------------------------------------

                    Change in Net Assets from Operations     $        (87)        172           175            47
                                                                -------------------------------------------------------

                                                                     JP Morgan          Franklin Templeton Variable Products
                                                             ------------------------ ---------------------------------------
                                                                            Small       Real *
                                                             Equity     Company     Estate  Small *   Developing* Int'l
                                                               Portfolio  Portfolio     Fund    Cap       Markets    Fund
                                                             ------------------------ ---------------------------------------
Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                       $            1           -       -        -            -        -
            Capital Gains Distributions                              18           4       -        -            -        -
                                                             ------------------------ ---------------------------------------
              Total Income                                           19           4       -        -            -        -
                                                             ------------------------ ---------------------------------------
          Expenses:
            Mortality and Expense Fees                                1           -       -        -            -        -
            Contract Expense Charges                                  6           3       -        -            -        5
                                                             ------------------------ ---------------------------------------
              Total Expenses                                          7           3       -        -            -        5
                                                             ------------------------ ---------------------------------------
                 Investment Income (Loss)                            12           1       -        -            -       (5)
                                                             ------------------------ ---------------------------------------
      Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                     -           -        -        -            -        -
            Unrealized Appreciation (Depreciation)                   1          27        -        -            -       20
                                                             ------------------------ ---------------------------------------
                 Net Gain (Loss)  on Investments                     1          27        -        -            -       20
                                                             ------------------------ ---------------------------------------

                    Change in Net Assets from Operations $          13          28        -        -            -       15
                                                             ------------------------ ---------------------------------------

                                                           Calamos     A I M Variable Insurance Seligman Portfolios
                                                                                 Funds
                                                         ----------- -------------------------- -------------------
                                                                      Dent *
                                                         Convertible  Demo      New *    Value*   Comm *   Capital *
                                                          Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                         ----------- -------------------------- -------------------- ----------
Variable Universal Life:
    Investment Income:
        Income:
          Dividend Distributions                      $          3         -          -      -       -           -        355
          Capital Gains Distributions                            -         -          -      -       -           -        598
            Total Income                                         3         -          -      -       -           -        953
                                                         ----------- -------------------------- -------------------- ----------
        Expenses:
          Mortality and Expense Fees                             -         -          -      -       -           -        307
          Contract Expense Charges                               3         -          -      -       -           -      5,278
                                                         ----------- -------------------------- -------------------- ----------
            Total Expenses                                       3         -          -      -       -           -      5,585
                                                         ----------- -------------------------- -------------------- ----------
               Investment Income (Loss)                          -         -          -      -       -           -     (4,632)
                                                         ----------- -------------------------- -------------------- ----------
    Realized and Unrealized Gain on Investments:
          Realized Gain (Loss)                                   -         -          -      -       -           -        602
          Unrealized Appreciation (Depreciation)                10         -          -      -       -           -      7,445
                                                         ----------- -------------------------- -------------------- ----------
               Net Gain (Loss)  on Investments                  10         -          -      -       -           -      8,047
                                                         ----------- -------------------------- -------------------- ----------

                  Change in Net Assets from Operations $        10         -          -      -       -           -      3,415
                                                         ----------- -------------------------- -------------------- ----------

* For the period May 3, 1999 (inception date) through December 31, 1999.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                             Statement of Operations
                 Year ended December 31, 1999 (except as noted)
                                 (in thousands)

                                                                               Federated Insurance Series
                                                                 --------------------------------------------------
                                                                                 High
                                                                   American     Income      Int'l *       Prime
                                                                   Leaders       Bond       Small         Money
                                                                   Fund II      Fund II     Company       Fund II
                                                                 --------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                           $           3           6             -            30
            Capital Gains Distributions                                 25           -             -             -
                                                                 --------------------------------------------------
              Total Income                                              28           6             -            30
                                                                 --------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                   2           1             -             4
            Contract Expense Charges                                    74          15             -         1,234
                                                                 --------------------------------------------------
              Total Expenses                                            76          16             -         1,238
                                                                 --------------------------------------------------
                 Investment Loss                                       (48)        (10)            -        (1,208)
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                        (1)          -             -             -
            Unrealized Appreciation (Depreciation)                     (12)         (3)            -             -
                                                                 --------------------------------------------------
                 Net Gain (Loss)  on Investments                       (13)         (3)            -             -
                                                                 --------------------------------------------------

                    Change in Net Assets from Operations     $         (61)        (13)            -        (1,208)
                                                                 --------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                     $        (336)       (122)            -        (1,863)
                                                                 ==================================================

                                                                                MFS Variable Insurance Trust
                                                        -----------------------------------------------------------------
                                                                     Emerging   Total              Global
                                                          Research    Growth   Return     Bond     Gov'ts     Utilities
                                                           Series     Series   Series    Series    Series      Series
                                                        -----------------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                    $         2        -          3         3        -            2
            Capital Gains Distributions                         4        -          7         -        -           13
                                                        ---------------------------------------------------------------
              Total Income                                      6        -         10         3        -           15
                                                        ---------------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                          3        4          2         1        -            2
            Contract Expense Charges                           86      122         36        38        -           51
                                                        ---------------------------------------------------------------
              Total Expenses                                   89      126         38        39        -           53
                                                        ---------------------------------------------------------------
                 Investment Loss                              (83)    (126)       (28)      (36)       -          (38)
                                                        ---------------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                4       11          1         1        -            4
            Unrealized Appreciation (Depreciation)            109      457         (5)       (5)       -           68
                                                        ---------------------------------------------------------------
                 Net Gain (Loss)  on Investments              113      468         (4)       (4)       -           72
                                                        ---------------------------------------------------------------

                    Change in Net Assets from Operations $     30      342        (32)      (40)       -           34
                                                        ---------------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                 $    335    3,098       (229)     (120)      (9)         343
                                                        ===============================================================

                                                                          American Century Variable Portfolios
                                                                 -------------------------------------------------------
                                                                      VP                                      VP
                                                                   Capital         VP          VP           Income
                                                                    Apprec       Int'l        Value        & Growth
                                                                 -------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                           $           1           -             -             -
            Capital Gains Distributions                                  -           -             -             -
                                                                 -------------------------------------------------------
              Total Income                                               1           -             -             -
                                                                 -------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                   -           1             -             -
            Contract Expense Charges                                    11          34             3            11
                                                                 -------------------------------------------------------
              Total Expenses                                            11          35             3            11
                                                                 -------------------------------------------------------
                 Investment Loss                                       (10)        (35)           (3)          (11)
                                                                 -------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                         -           1             1             -
            Unrealized Appreciation (Depreciation)                      22          86            (2)            5
                                                                 -------------------------------------------------------
                 Net Gain (Loss)  on Investments                        22          87            (1)            5
                                                                 -------------------------------------------------------

                    Change in Net Assets from Operations     $          12          52            (4)           (6)
                                                                 -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                     $         211         874           (33)           (1)
                                                                 ========================================================

                                                                       Dreyfus Variable Investment Fund
                                                                 -------------------------------------------------------
                                                                                 Small
                                                                   Apprec.        Cap         Stock        Socially
                                                                  Portfolio    Portfolio      Index      Responsible
                                                                 -------------------------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                           $           4           -            23             -
            Capital Gains Distributions                                  2           -            19             -
                                                                 -------------------------------------------------------
              Total Income                                               6           -            42             -
                                                                 -------------------------------------------------------
          Expenses:
            Mortality and Expense Fees                                   3           2            12             -
            Contract Expense Charges                                    89          68           369             -
                                                                 -------------------------------------------------------
              Total Expenses                                            92          70           381             -
                                                                 -------------------------------------------------------
                 Investment Loss                                       (86)        (70)         (339)            -
                                                                 -------------------------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                         5           4             9             -
            Unrealized Appreciation (Depreciation)                      44          84           326             -
                                                                 -------------------------------------------------------
                 Net Gain (Loss)  on Investments                        49          88           335             -
                                                                 -------------------------------------------------------

                    Change in Net Assets from Operations     $         (37)         18            (4)            -
                                                                 -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                     $        (124)        190           171            47
                                                                 ========================================================

                                                                     JP Morgan          Franklin Templeton Variable Products
                                                             ------------------------ ----------------------------------------
                                                                            Small       Real *
                                                            Equity     Company     Estate  Small *   Developing*  Int'l
                                                               Portfolio  Portfolio     Fund    Cap       Markets     Fund
                                                             ------------------------ ----------------------------------------
Survivorship Variable Universal Life:
      Investment Income:
          Income:
            Dividend Distributions                       $           -           -         -        -            -         -
            Capital Gains Distributions                              2           -         -        -            -         -
                                                             ------------------------ ----------------------------------------
              Total Income                                           2           -         -        -            -         -
                                                             ------------------------ ----------------------------------------
          Expenses:
            Mortality and Expense Fees                               -           -         -        -            -         -
            Contract Expense Charges                                15           -         -        -            -         -
                                                             ------------------------ ----------------------------------------
              Total Expenses                                        15           -         -        -            -         -
                                                             ------------------------ ----------------------------------------
                 Investment Loss                                   (13)          -         -        -            -         -
                                                             ------------------------ ----------------------------------------
          Realized and Unrealized Gain on Investments:
            Realized Gain (Loss)                                     -           -         -        -            -         -
            Unrealized Appreciation (Depreciation)                   -           -         -        -            -         -
                                                             ------------------------ ----------------------------------------
                 Net Gain (Loss)  on Investments                     -           -         -        -            -         -
                                                             ------------------------ ----------------------------------------

                    Change in Net Assets from Operations $         (13)          -         -        -            -         -
                                                             ------------------------ ----------------------------------------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                 $           -          28         -        -            -        15
                                                             ======================== ========================================

                                                             Calamos     A I M Variable Insurance Seligman Portfolios
                                                                                  Funds
                                                          ------------ -------------------------- -------------------
                                                                        Dent *
                                                           Convertible  Demo      New *    Value*   Comm *   Capital *
                                                            Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                          ------------ -------------------------- -------------------- --------
Survivorship Variable Universal Life:
    Investment Income:
        Income:
          Dividend Distributions                        $        -         -         -      -       -           -        77
          Capital Gains Distributions                            -         -         -      -       -           -        72
                                                          ---------- -------------------------- -------------------- --------
            Total Income                                         -         -         -      -       -           -       149
                                                          ---------- -------------------------- -------------------- --------
        Expenses:
          Mortality and Expense Fees                             -         -         -      -       -           -        37
          Contract Expense Charges                               2         -         -      -       -           -     2,258
                                                          ---------- -------------------------- -------------------- --------
            Total Expenses                                       2         -         -      -       -           -     2,295
                                                          ---------- -------------------------- -------------------- --------
               Investment Loss                                  (2)        -         -      -       -           -    (2,146)
                                                          ---------- -------------------------- -------------------- --------
        Realized and Unrealized Gain on Investments:
          Realized Gain (Loss)                                   -         -         -      -       -           -        40
          Unrealized Appreciation (Depreciation)                 -         -         -      -       -           -     1,174
                                                          ---------- -------------------------- -------------------- --------
               Net Gain (Loss)  on Investments                   -         -         -      -       -           -     1,214
                                                          ---------- -------------------------- -------------------- --------

                  Change in Net Assets from Operations  $       (2)        -         -      -       -           -      (932)
                                                          ---------- -------------------------- -------------------- --------

Total Survivorship & Variable Universal Life -
    Change in Net Assets from Operations                $        8         -         -      -       -           -     2,483
                                                          ========== ========================== ==================== ========

* For the period May 3, 1999 (inception date) through December 31, 1999.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                       Statement of Changes in Net Assets
                 Year ended December 31, 1999 (except as noted)
                                 (in thousands)

                                                                    Federated Insurance Series
                                                       --------------------------------------------------
                                                                       High
                                                         American     Income      Int'l *       Prime
                                                         Leaders       Bond       Small         Money
                                                         Fund II      Fund II     Company       Fund II
                                                       --------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                  $       (158)        (57)            -          (655)
          Realized Gain (Loss)                                20          (3)            -             -
          Unrealized Appreciation (Depreciation)            (137)        (49)            -             -
                                                       --------------------------------------------------
              Change in Net Assets from Operations          (275)       (109)            -          (655)
                                                       --------------------------------------------------

      Deposits                                             1,156         373             -        10,447

      Payments and Withdrawals:
          Death Benefits                                       -           -             -             -
          Withdrawals                                        115         100             -           280
          Transfers (in) out                                (594)        (18)            -         7,796
                                                       --------------------------------------------------
              Payments and Withdrawals                      (479)         82             -         8,076
                                                       --------------------------------------------------

      Net Assets:
          Net Increase                                     1,360         182             -         1,716
          Beginning of Year                                2,304         857             -         1,594
                                                       --------------------------------------------------

              End of Year                           $      3,664       1,039             -         3,310
                                                       --------------------------------------------------

                                                                                MFS Variable Insurance Trust
                                                        ------------------------------------------------------------
                                                                   Emerging   Total             Global
                                                          Research  Growth   Return    Bond     Gov'ts     Utilities
                                                           Series   Series   Series   Series    Series      Series
                                                        ------------------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                      $    (423)    (632)    (165)     (66)      (6)        (180)
          Realized Gain (Loss)                                108      183       11       (1)       -           19
          Unrealized Appreciation (Depreciation)              620    3,205      (43)     (13)      (3)         470
                                                        ------------------------------------------------------------
              Change in Net Assets from Operations            305    2,756     (197)     (80)      (9)         309

      Deposits                                              1,220    1,667      487      159       21          782

      Payments and Withdrawals:
          Death Benefits                                        -        2        3        -        -            1
          Withdrawals                                         216      331      106       22        -           55
          Transfers (in) out                                  (10)  (1,068)    (169)     (89)      (5)        (341)
                                                        ------------------------------------------------------------
              Payments and Withdrawals                        206     (735)     (60)     (67)      (5)        (285)
                                                        ------------------------------------------------------------

      Net Assets:
          Net Increase                                      1,319    5,158      350      146       17        1,376
          Beginning of Year                                 2,864    3,281    1,135      324       35        1,490
                                                        ------------------------------------------------------------

              End of Year                               $   4,183    8,439    1,485      470       52        2,866
                                                        ------------------------------------------------------------

                                                                          American Century Variable Portfolios
                                                                 -------------------------------------------------------
                                                                      VP                                      VP
                                                                   Capital         VP          VP           Income
                                                                    Apprec       Int'l        Value        & Growth
                                                                 -------------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                           $         (63)       (210)          (10)           (9)
          Realized Gain (Loss)                                           7          30             -             -
          Unrealized Appreciation (Depreciation)                       255       1,002           (19)           14
                                                                 -------------------------------------------------------
              Change in Net Assets from Operations                     199         822           (29)            5
                                                                 -------------------------------------------------------

      Deposits                                                         155         622            52            55

      Payments and Withdrawals:
          Death Benefits                                                 -           2             -             -
          Withdrawals                                                   33          42             -             -
          Transfers (in) out                                           (94)       (166)         (182)         (229)
                                                                 -------------------------------------------------------
              Payments and Withdrawals                                 (61)       (122)         (182)         (229)
                                                                 -------------------------------------------------------

      Net Assets:
          Net Increase                                                 415       1,566           205           289
          Beginning of Year                                            365       1,191             -             -
                                                                 -------------------------------------------------------

              End of Year                                    $         780       2,757           205           289
                                                                 -------------------------------------------------------

                                                                           Dreyfus Variable Investment Fund
                                                                -------------------------------------------------------
                                                                                Small
                                                                  Apprec.        Cap         Stock        Socially
                                                                 Portfolio    Portfolio      Index      Responsible
                                                                -------------------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                           $       (346)       (440)       (1,225)            5
          Realized Gain (Loss)                                         41           8           177             2
          Unrealized Appreciation (Depreciation)                      218         604         1,223            40
                                                                -------------------------------------------------------
              Change in Net Assets from Operations                    (87)        172           175            47

      Deposits                                                      1,099       1,380         4,276            48

      Payments and Withdrawals:
          Death Benefits                                                -           -             2             -
          Withdrawals                                                 104          88           206             2
          Transfers (in) out                                       (1,029)         63        (2,353)         (386)
                                                                -------------------------------------------------------
              Payments and Withdrawals                               (925)        151        (2,145)         (384)
                                                                -------------------------------------------------------

      Net Assets:
          Net Increase                                              1,937       1,401         6,596           479
          Beginning of Year                                         1,687       2,367         4,671             -
                                                                -------------------------------------------------------

              End of Year                                    $      3,624       3,768        11,267           479
                                                                -------------------------------------------------------

                                                                JP Morgan          Franklin Templeton Variable Products
                                                        ------------------------ ------------------------------------------
                                                                       Small       Real *
                                                       Equity     Company     Estate  Small *   Developing*    Int'l
                                                          Portfolio  Portfolio     Fund    Cap       Markets       Fund
                                                        ------------------------ ------------------------------------------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                  $          12           1         -       -            -          (5)
          Realized Gain (Loss)                                  -           -         -       -            -           -
          Unrealized Appreciation (Depreciation)                1          27         -       -            -          20
                                                        ------------------------ ------------------------------------------
              Change in Net Assets from Operations             13          28         -       -            -          15

      Deposits                                                 31          21         -       -            -          28

      Payments and Withdrawals:
          Death Benefits                                        -           -         -       -            -           -
          Withdrawals                                           -           -         -       -            -           -
          Transfers (in) out                                  (83)       (197)        -       -            -        (216)
                                                        ------------------------ ------------------------------------------
              Payments and Withdrawals                        (83)       (197)        -       -            -        (216)
                                                        ------------------------ ------------------------------------------

      Net Assets:
          Net Increase                                        127         246         -       -            -         259
          Beginning of Year                                     -           -         -       -            -           -
                                                        ------------------------ ------------------------------------------

              End of Year                           $         127         246         -       -            -         259
                                                        ------------------------ ------------------------------------------

                                                          Calamos     A I M Variable Insurance Seligman Portfolios
                                                                               Funds
                                                       ------------ -------------------------- -------------------
                                                                     Dent *
                                                        Convertible  Demo      New *    Value*   Comm *   Capital *
                                                         Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                       ------------ -------------------------- -------------------- ----------
Variable Universal Life:
      Change in Net Assets from Operations:
          Investment Income (Loss)                     $        -        -         -        -       -           -    (4,632)
          Realized Gain (Loss)                                  -        -         -        -       -           -       602
          Unrealized Appreciation (Depreciation)               10        -         -        -       -           -     7,445
                                                       ------------ -------------------------- -------------------- ----------
              Change in Net Assets from Operations             10        -         -        -       -           -     3,415
                                                       ------------ -------------------------- -------------------- ----------

      Deposits                                                  8        -         -        -       -           -    24,087

      Payments and Withdrawals:
          Death Benefits                                        -        -         -        -       -           -        10
          Withdrawals                                           -        -         -        -       -           -     1,700
          Transfers (in) out                                 (242)       -         -        -       -           -       388
                                                       ------------ -------------------------- -------------------- ----------
              Payments and Withdrawals                       (242)       -         -        -       -           -     2,098
                                                       ------------ -------------------------- -------------------- ----------

      Net Assets:
          Net Increase                                        260        -         -        -       -           -    25,404
          Beginning of Year                                     -        -         -        -       -           -    24,165
                                                       ------------ -------------------------- -------------------- ----------

              End of Year                              $      260        -         -        -       -           -    49,569
                                                       ------------ -------------------------- -------------------- ----------

* For the period May 3, 1999 (inception date) through December 31, 1999.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                       Statement of Changes in Net Assets
                 Year ended December 31, 1999 (except as noted)
                                 (in thousands)

                                                                              Federated Insurance Series
                                                                --------------------------------------------------
                                                                                High
                                                                  American     Income      Int'l *       Prime
                                                                  Leaders       Bond       Small         Money
                                                                  Fund II      Fund II     Company       Fund II
                                                                --------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                    $        (48)        (10)            -        (1,208)
          Realized Gain (Loss)                                         (1)          -             -             -
          Unrealized Appreciation (Depreciation)                      (12)         (3)            -             -
                                                                --------------------------------------------------
              Change in Net Assets from Operations                    (61)        (13)            -        (1,208)

      Deposits                                                        205          38             -         3,940

      Payments and Withdrawals:
          Death Benefits                                                -           -             -             -
          Withdrawals                                                   -           -             -             -
          Transfers (in) out                                         (213)        (86)            -         2,325
                                                                --------------------------------------------------
              Payments and Withdrawals                               (213)        (86)            -         2,325
                                                                --------------------------------------------------

      Net Assets:
          Net Increase                                                357         111             -           407
          Beginning of Year                                           203          59             -           469
                                                                --------------------------------------------------

              End of Year                                             560         170             -           876
                                                                --------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                              $      4,224       1,209             -         4,186
                                                                ==================================================

                                                                                MFS Variable Insurance Trust
                                                        -------------------------------------------------------------
                                                                    Emerging    Total            Global
                                                          Research   Growth    Return    Bond    Gov'ts     Utilities
                                                           Series    Series    Series   Series   Series      Series
                                                        -------------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                              $      (83)   (126)        (28)     (36)      -          (38)
          Realized Gain (Loss)                                  4      11           1        1       -            4
          Unrealized Appreciation (Depreciation)              109     457          (5)      (5)      -           68
                                                        -------------------------------------------------------------
              Change in Net Assets from Operations             30     342         (32)     (40)      -           34

      Deposits                                                237     349          90      109       -          132

      Payments and Withdrawals:
          Death Benefits                                        -       -           -        -       -            -
          Withdrawals                                           1       -          11        -       -           12
          Transfers (in) out                                 (135)   (268)        (52)     (37)      -         (213)
                                                        -------------------------------------------------------------
              Payments and Withdrawals                       (134)   (268)        (41)     (37)      -         (201)
                                                        -------------------------------------------------------------

      Net Assets:
          Net Increase                                        401     959          99      106       -          367
          Beginning of Year                                   332     357         183       52       -          125
                                                        -------------------------------------------------------------

              End of Year                                     733   1,316         282      158       -          492
                                                        -------------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                         $   4,916   9,755       1,767      628      52        3,358
                                                        =============================================================

                                                                         American Century Variable Portfolios
                                                                -------------------------------------------------------
                                                                     VP                                      VP
                                                                  Capital         VP          VP           Income
                                                                   Apprec       Int'l        Value        & Growth
                                                                -------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                    $        (10)        (35)           (3)          (11)
          Realized Gain (Loss)                                          -           1             1             -
          Unrealized Appreciation (Depreciation)                       22          86            (2)            5
                                                                -------------------------------------------------------
              Change in Net Assets from Operations                     12          52            (4)           (6)

      Deposits                                                         25          95             8            36

      Payments and Withdrawals:
          Death Benefits                                                -           -             -             -
          Withdrawals                                                   -           -             -             -
          Transfers (in) out                                            -         (24)          (10)          (91)
                                                                -------------------------------------------------------
              Payments and Withdrawals                                  -         (24)          (10)          (91)
                                                                -------------------------------------------------------

      Net Assets:
          Net Increase                                                 37         171            14           121
          Beginning of Year                                            25          72             -             -
                                                                -------------------------------------------------------

              End of Year                                              62         243            14           121
                                                                -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                              $        842       3,000           219           410
                                                                =======================================================

                                                                          Dreyfus Variable Investment Fund
                                                               -------------------------------------------------------
                                                                               Small
                                                                 Apprec.        Cap         Stock        Socially
                                                                Portfolio    Portfolio      Index      Responsible
                                                               -------------------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                                    $       (86)        (70)         (339)            -
          Realized Gain (Loss)                                         5           4             9             -
          Unrealized Appreciation (Depreciation)                      44          84           326             -
                                                               -------------------------------------------------------
              Change in Net Assets from Operations                   (37)         18            (4)            -

      Deposits                                                       251         182           972             1

      Payments and Withdrawals:
          Death Benefits                                               -           -             -             -
          Withdrawals                                                  1           1             -             -
          Transfers (in) out                                        (231)        (50)         (666)          (12)
                                                               -------------------------------------------------------
              Payments and Withdrawals                              (230)        (49)         (666)          (12)
                                                               -------------------------------------------------------

      Net Assets:
          Net Increase                                               444         249         1,634            13
          Beginning of Year                                          295         290         1,073             -
                                                               -------------------------------------------------------

              End of Year                                            739         539         2,707            13
                                                               -------------------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                              $     4,363       4,307        13,974           492
                                                               =======================================================

                                                               JP Morgan          Franklin Templeton Variable Products
                                                       ------------------------ ------------------------------------------
                                                                      Small       Real *
                                                      Equity     Company     Estate  Small *   Developing*    Int'l
                                                         Portfolio  Portfolio     Fund    Cap       Markets       Fund
                                                       ------------------------ ------------------------------------------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                          $         (13)          -         -        -            -           -
          Realized Gain (Loss)                                 -           -         -        -            -           -
          Unrealized Appreciation (Depreciation)               -           -         -        -            -           -
                                                       ------------------------ ------------------------------------------
              Change in Net Assets from Operations           (13)          -         -        -            -           -

      Deposits                                                50           -         -        -            -           1

      Payments and Withdrawals:
          Death Benefits                                       -           -         -        -            -           -
          Withdrawals                                          -           -         -        -            -           -
          Transfers (in) out                                 (79)          -         -        -            -          (4)
                                                       ------------------------ ------------------------------------------
              Payments and Withdrawals                       (79)          -         -        -            -          (4)
                                                       ------------------------ ------------------------------------------

      Net Assets:
          Net Increase                                       116           -         -        -            -           5
          Beginning of Year                                    -           -         -        -            -           -
                                                       ------------------------ ------------------------------------------

              End of Year                                    116           -         -        -            -           5
                                                       ------------------------ ------------------------------------------

Total Survivorship & Variable Universal Life -
    End of Year                                    $         243         246         -        -            -         264
                                                       ======================== ==========================================

                                                      Calamos     A I M Variable Insurance Seligman Portfolios
                                                                           Funds
                                                   ------------ -------------------------- -------------------
                                                                 Dent *
                                                    Convertible  Demo      New *    Value*   Comm *   Capital *
                                                     Portfolio   Trends  Technology  Fund    Info    Portfolio     Total
                                                   ------------ -------------------------- -------------------- ----------
Survivorship Variable Universal Life:

      Change in Net Assets from Operations:
          Investment Loss                          $      (2)        -         -        -       -           -     (2,146)
          Realized Gain (Loss)                             -         -         -        -       -           -         40
          Unrealized Appreciation (Depreciation)           -         -         -        -       -           -      1,174
                                                   ------------ -------------------------- -------------------- ----------
              Change in Net Assets from Operations        (2)        -         -        -       -           -       (932)

      Deposits                                             8         -         -        -       -           -      6,729

      Payments and Withdrawals:
          Death Benefits                                   -         -         -        -       -           -          -
          Withdrawals                                      -         -         -        -       -           -         26
          Transfers (in) out                               -         -         -        -       -           -        154
                                                   ------------ -------------------------- -------------------- ----------
              Payments and Withdrawals                     -         -         -        -       -           -        180
                                                   ------------ -------------------------- -------------------- ----------

      Net Assets:
          Net Increase                                     6         -         -        -       -           -      5,617
          Beginning of Year                                -         -         -        -       -           -      3,535
                                                   ------------ -------------------------- -------------------- ----------

              End of Year                                  6         -         -        -       -           -      9,152
                                                   ------------ -------------------------- -------------------- ----------

Total Survivorship & Variable Universal Life -
    End of Year                                    $     266         -         -        -       -           -     58,721
                                                   ============ ========================== ==================== ==========

* For the period May 3, 1999 (inception date) through December 31, 1999.

                 See accompanying Notes to Financial Statements

                 Kansas City Life Variable Life Separate Account
                          Notes to Financial Statements

1.   Organization and Significant Accounting Policies

     Organization

Kansas City Life Variable Life Separate Account, marketed as Century II Variable
Universal  Life and  Century  II  Survivorship  Variable  Universal  Life,  (the
Account) is a separate account of Kansas City Life Insurance  Company (KCL). The
Account is registered as a unit  investment  trust under the Investment  Company
Act of 1940,  as  amended.  Under  applicable  insurance  law,  the  assets  and liabilities of the Account are clearly  identified and distinguished  from KCL's other assets and liabilities.  The portion of the Accounts' assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business KCL may be conducting.

All deposits  received by the Account have been directed by the contract  owners into  subaccounts of nine  series-type  mutual funds,  as listed below,  or into
KCL's Fixed Account.

Federated Insurance Series
American Leaders Fund II        Long-term growth of capital and income by investing primarily in equity securities of large companies that are in the top 25 percent of their industry sectors

High Income Bond Fund II        High current income by investing in high-yield, lower-rated corporate bonds (also known as
                                "junk bonds")

International Small Company     Long-term growth of capital by investing in equity securities of
Fund II                         smaller foreign companies

Prime Money Fund II             Current income with stability of principal and liquidity by investing in short-term, high-quality fixed income securities

MFS Variable Insurance Trust
Research Series                 Long-term growth of capital and future income by investing in common stocks of companies having favorable prospects for long-term growth

Emerging Growth Series          Long-term growth of capital by investing in common stocks of emerging growth companies

Total Return Series             Income and opportunities for growth of capital and income by investing in a combination of equity and fixed income securities

Bond Series                     Current income and protection of shareholders' capital by investing in fixed income securities

Global Governments Series       Income and capital appreciation by investing in U.S. and foreign governments securities

Utilities Series                Capital growth and current income by investing in equity and debt securities of domestic and foreign companies in the utilities industry

                 Kansas City Life Variable Life Separate Account
                    Notes to Financial Statements (continued)

American Century Variable Portfolios

VP Capital Appreciation           Capital growth by investing in common stocks of growing companies

VP International                  Capital growth by investing in stocks of growing foreign companies

VP Value                          Long-term capital growth and income by investing in stocks of companies believed to be undervalued

VP Income and Growth              Capital growth by investing in common stocks primarily from the largest 1,500 publicly traded U.S. companies

Dreyfus Variable Investment Fund
Appreciation Portfolio            Long-term capital growth and income by investing in common stocks of large "blue chip"
                                  companies

Small Cap Portfolio               Capital appreciation by investing in common stock of small U.S. and foreign companies

Dreyfus Stock Index Fund          Match the total return of the Standard & Poor's (S&P) 500 Composite Stock Price Index by
                                  investing in all 500 stocks in the S&P 500 in proportion to their weighting in the index

The Dreyfus Socially Responsible  Capital growth and current income by investing in common stocks
Growth Fund, Inc.                 of companies that meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the qualify of life in America

J.P. Morgan Series Trust II
U.S. Disciplined Equity Portfolio High total return by investing in large and medium U.S. companies, with industry weighting similar to those of the S&P 500

Small Company Portfolio           High total return by investing in small and medium U.S. companies, as typically represented by the Russell 2000 Index

Franklin Templeton Variable Products Series Fund

Franklin Real Estate Fund          Capital appreciation and current income by investing in securities of companies operating in the real estate industry

Franklin Small Cap Fund            Long-term capital growth by investing in equity securities of small U.S. companies

Templeton Developing Markets       Long-term capital appreciation by investing in emerging market Equity Securities Fund equity securities

Templeton International Securities Long-term capital growth by investing in equity securities of
 Fund                              companies located outside the U.S.

                 Kansas City Life Variable Life Separate Account
                    Notes to Financial Statements (continued)

Calamos Advisors Trust
Convertible Portfolio          Current income and capital appreciation by investing in a diversified portfolio of convertible securities

A I M Variable Insurance Funds
V.I. Dent Demographic          Long-term growth of capital by investing in securities of companies
Trends Fund                    that are likely to benefit from changing demographic, economic and lifestyle trends

V.I. New Technology Fund       Long-term growth of capital by investing at least 65% of its total net assets in equity securities of technology and science
                               companies

V.I. Value Fund                Long-term growth of capital and income by investing in equity securities of companies believed to be undervalued

Seligman Portfolios, Inc.
Communications and Information Capital gain by investing in securities of companies operating in
Portfolio                      the communications, information and related industries

Capital Portfolio              Capital appreciation by investing in common stocks of medium-sized U.S. companies displaying a proven track record and strong management

     Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America,  requires management to make estimates  and  assumptions  that affect the amounts  reported in the  financial statements  and  accompanying  notes.  Actual  results  could  differ from those estimates.

     Reinvestment of Dividends

Interest and dividend income and capital gains  distributions paid by the mutual funds to the Account are  reinvested  in  additional  shares of each  respective subaccount.  Capital  gains  distributions  are  recorded  as income on the date earned.

     Federal Income Taxes

The operations of the Account form a part of, and are taxed with, the operations of KCL,  which is taxed as a life insurance  company under the Internal  Revenue
Code. As a result,  the net asset values of the  subaccounts are not affected by federal income taxes on income distributions received by the subaccounts.

                 Kansas City Life Variable Life Separate Account
                    Notes to Financial Statements (continued)

Investment Valuation

Investments  in mutual fund shares are carried in the statement of net assets at quoted market value (NAV of the underlying mutual fund). The average cost method is used to determine  realized gains and losses.  Transactions are recorded on a trade date basis.

The aggregate cost of purchases and proceeds from sales were as follows:

                                                 Cost of            Proceeds
2000:                                           Purchases          from Sales
                                                        (in thousands)

American Leaders Fund II                       $   2,723              1,937
High Income Bond Fund II                           1,015                835
International Small Company                           77                 22
Prime Money Fund II                               26,516             26,127
MFS Research Series                                3,320              1,669
MFS Emerging Growth Series                         8,516              3,549
MFS Total Return Series                              965                697
MFS Bond Series                                      453                394
MFS Global Governments Series                         86                 23
MFS Utilities Series                               3,840              1,278
ACI VP Capital Appreciation                        1,479                483
ACI VP International                               3,587              1,580
ACI VP Value                                         365                185
ACI VP Income and Growth                             952                450
Dreyfus Appreciation Portfolio                     2,688              1,858
Dreyfus Small Cap Portfolio                        5,895              1,701
Dreyfus Stock Index Fund                          11,553              7,237
Dreyfus Socially Responsible Growth Fund           1,028                289
JP Morgan U.S. Disciplined Equity Portfolio          793                233
JP Morgan Small Company Portfolio                    918                172
Franklin Real Estate Fund                              9                  0
Franklin Small Cap Fund                              281                 60
Templeton Developing Markets Securities Fund          32                 13
Templeton International Securities Fund              650                116
Calamos Convertible Portfolio                        966                238
A I M V.I. Dent Demographic Trends Fund              478                230
A I M V.I. New Technology Fund                       123                 19
A I M V.I. Value                                     260                102
Seligman Capital Portfolio                           356                 17
Seligman Communications and Information Portfolio    387                176

                Kansas City Life Variable Life Separate Account
                    Notes to Financial Statements (continued)

                                                 Cost of            Proceeds
1999:                                           Purchases          from Sales
                                                       (in thousands)

American Leaders Fund II                       $   3,411              1,564
High Income Bond Fund II                             910                562
Prime Money Fund II                               23,544             21,421
MFS Research Series                                2,437              1,558
MFS Emerging Growth Series                         4,598              2,337
MFS Total Return Series                            1,149                664
MFS Bond Series                                      458                188
MFS World Governments Series                          39                 19
MFS Utilities Series                               2,177                995
ACI VP Capital Appreciation                          377                209
ACI VP International                               1,375                757
ACI VP Value                                         306                 67
ACI VP Income and Growth                             480                 89
Dreyfus Capital Appreciation Portfolio             3,675              1,602
Dreyfus Small Cap Portfolio                        2,798              1,848
Dreyfus Stock Index Fund                          11,267              4,772
Dreyfus Socially Responsible Fund                    603                153
JP Morgan Equity Portfolio                           427                185
JP Morgan Small Company Portfolio                    226                  7
Templeton International Fund                         254                 10
Calamos Convertible Portfolio                        264                  8

2.   Variable Life Contract Charges

KCL  deducts an  administrative  fee for each  contract of $26 per month for the first 12 months and $6 per month thereafter.  An additional deduction of $20 per month is made for the 12 contract  months  following  an  increase in  specified amount. A deduction for insurance costs also is made monthly and is based on the insured's attained age, sex, risk class, specified amount, supplemental benefit, rider  benefits,  contract  value and the  number  of  completed  policy  years.
Mortality  and  expense  risks  assumed  by  KCL  are  compensated  for by a fee equivalent to an annual rate of 0.9 percent of the asset value of each contract.

A premium  expense charge for premium taxes of 2.25 percent of premium  receipts is deducted from each premium  receipt  prior to their  transfer to the separate accounts.  Other charges are deducted  from each  contract  when certain  events occur, such as the seventh fund transfer in a contract year.

A contingent  deferred  sales  charge is assessed  against  certain  withdrawals during the first 15 years of the  contract.  During 2000,  $900,000  ($654,000 -
1999) was  assessed in  surrender  charges and other  contract  charges  totaled
$8,149,000 ($5,585,000 - 1999).

                 Kansas City Life Variable Life Separate Account
                    Notes to Financial Statements (continued)

3.   Survivorship Variable Life Contract Charges

KCL deducts a monthly  administrative  fee for each  contract of $7.50 plus $.02 per  $1,000  of the  total  amount  insured  per  month  for all  contracts.  An additional fee of $12.50 per month is charged for the first five contract years.
A  deduction  for  insurance  costs  also is made  monthly  and is  based on the insured's  attained  age, sex, risk class,  total amount  insured,  any optional benefits, or any additional benefits provided by riders,  contract value and the number of completed policy years. Mortality and expense risks assumed by KCL are compensated  for by a fee  equivalent  to 0.625 percent of the average daily net assets of each contract.

A sliding premium expense charge, which varies by contract year for the first 20 years, is deducted from each target and excess premium payment.

In addition,  a 4.85 percent  premium  processing  charge is deducted  from each premium  payment for all contract  years.  Other  charges are deducted from each contract  when certain  events  occur,  such as the seventh  fund  transfer in a contract year.

The plan has no contingent  deferred sales charge.  During 2000,  other contract charges totaled $2,910,000 ($2,295,000 - 1999).

Report of Independent Auditors

The Contract Owners
Kansas City Life Variable Life Separate Account
and
The Board of Directors
Kansas City Life Insurance Company

We have audited the  accompanying  statements of  operations  and changes in net assets  of  Kansas  City Life  Variable  Life  Separate  Account  (the  Account)
(comprised  of the  individual  subaccounts  as indicated  therein) for the year ended  December 31,  1999,  except for those  individual  series  operating  for portions  of  such  period  as  disclosed  in the  financial  statements.  These financial  statements  are the  responsibility  of Kansas  City  Life  Insurance
Company's  management.  Our  responsibility  is to  express  an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards  generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the  amounts  and  disclosures  in  the  financial  statements.  Our procedures included confirmation of investments owned as of December 31, 1999 by correspondence  with the transfer agents.  An audit also includes  assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the results of operations  and changes in net assets of
Kansas City Life Variable Life Separate  Account for period  described  above in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP
Ernst & Young LLP

Kansas City, Missouri
March 31, 2000

                          Independent Auditors' Report

The Contract Owners
Kansas City Life Variable Life Separate Account
and
The Board of Directors
Kansas City Life Insurance Company:

We have  audited the  accompanying  statement  of net assets of Kansas City Life
Variable  Life  Separate  Account (the  Account)  (comprised  of the  individual subaccounts  as  indicated  therein)  as of  December  31,  2000 and the related statements  of  operations  and  changes in net assets for the year then  ended, except for those  individual  series  operating  for  portions of such period as disclosed  in the  financial  statements.  These  financial  statements  are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards  generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audit  provides  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the financial position of Kansas City Life Variable Life
Separate  Account as of December 31, 2000 and the results of its  operations and its  changes  in net  assets for the years for the  periods  described  above in conformity with accounting principles generally accepted in the United States of
America.

                                    KPMG LLP

April 6, 2001

Appendix A

Surrender Charge Percentages of Initial Surrender Charge Factor

Surrender Charge Percentages of Initial Surrender Charge Factors End of Policy Year

-------------------------------------
  Do not grade between Years 10-11
-------------------------------------
          Year
-------------------------------------
            1             100%
-------------------------------------
            2              87%
-------------------------------------
            3              79%
-------------------------------------
            4              70%
-------------------------------------
            5              60%
-------------------------------------
            6              50%
-------------------------------------
            7              40%
-------------------------------------
            8              30%
-------------------------------------
            9              20%
-------------------------------------
           10              10%
-------------------------------------
           11+              0%
-------------------------------------

PART II OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

        The By-Laws of Kansas City Life Insurance Company provide, in part, in Article XII:

        1. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer or employee of the Company, or is or was serving at the request of the Company as a Director, Officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        2. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer or employee of the company, or is or was serving at the request of the company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Missouri law authorizes Missouri corporations to provide indemnification to directors, officers and other persons.

        Kansas City Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of Kansas City Life and its subsidiaries and affiliates may incur in acting as directors and officers.

        Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION RELATING TO FEES AND CHARGES

Kansas City Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Kansas City Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration  Statement  comprises the following papers and documents:  The facing sheet.
     The prospectus consisting of 140 pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representations relating to fees and charges.
     The signatures.
     Written consents of the following persons:

     (a) Gary K. Hoffman
     (b) Mark A. Milton, Senior Vice President and Actuary
     (c) KPMG LLP Consent
     (d) Ernst & Young LLP Consent

     The following  exhibits,  corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

1.A. (1)  Resolutions of the Board of Directors of Kansas City Life Insurance
          Company establishing the Kansas City Life Variable Life Separate
          Account.1
     (2)  Not applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Kansas City Life Insurance
              Company and Sunset Financial Services, Inc.1
          (b) Not applicable.
          (c) Schedule of Sales Commissions. 7
     (4)  Not applicable.
     (5)  (a) Specimen Contract Form.7
          (b) Contract Split Option Rider.3
          (c) Joint First to Die Term Life Insurance Rider.3

          (d) Joint Survivorship Four-Year Term Life Insurance Rider.3

     (6)  (a) Articles of Incorporation of Bankers Life Association of
              Kansas City.1

          (b) Restated Articles of Incorporation of Kansas City Life
              Insurance Company.1

          (c) By-Laws of Kansas City Life Insurance Company.1

     (7)  Not applicable.

     (8)  (a) Agreement between Kansas City Life Insurance Company, MFS Variable
              Insurance Trust, and Massachusetts Financial Services Company.1

          (b)  Agreement  between  Kansas  City  Life  Insurance  Company,   TCI
               Portfolios, Inc. and Investors Research Corporation.1

          (c)  Agreement between Kansas City Life Insurance  Company,  Insurance
               Management Series, and Federated Securities Corp.1

          (d)  Agreement  between Kansas City Life Insurance Company and each of
               Dreyfus   Variable   Investment   Fund,   The  Dreyfus   Socially
               Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index
               Fund, Inc.3

          (e)  Agreement  between  Kansas City Life  Insurance  Company and J.P.
               Morgan Series Trust II. 4

          (f)  Amended and Restated Agreement between Kansas City Life Insurance
               Company  and  each of  Calamos  Insurance  Trust,  Calamos  Asset
               Management, Inc. and Calamos Financial Services, Inc.5

          (g)  Form  of  Participation   Agreement   between  Kansas  City  Life
               Insurance  Company  and  each  of  Franklin   Templeton  Variable
               Insurance  Products  Trust and Franklin  Templeton  Distributors,
               Inc. 6

          (h)  Amendment to Participation Agreement between Kansas City Life
               Insurance Company and each of Dreyfus Variable Investment Fund,
               The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus
               Life and Annuity Index Fund, Inc.
               (d/b/a Drefus Stock Index Fund). 4

          (i)  Agreement between Kansas City Life Insurance  Company,  Insurance
               Management Series, and Federated Securities Corp. 6

          (j)  Form  of  Participation  Agreement  by  and  among  AIM  Variable
               Insurance Funds, Inc. AIM Distributors, Inc. and Kansas City Life
               Insurance Company. 6

          (k)  Form  of  Participation   Agreement   between  Kansas  City  Life
               Insurance   Company  and  Seligman   Portfolios,   Inc.  Seligman
               Advisors, Inc. 6

     (9)  Not Applicable.
     (10) Application Form.1
     (11) Memorandum describing issuance, transfer, and redemption procedures.

B.   Not applicable.

C.   Not applicable.

2.   Opinion and consent of Gary K. Hoffman, as to the legality of the securities being registered.
3.   Not applicable.
4.   Not applicable.
5.   Not applicable.
6.   Opinion and Consent of Mark A. Milton,  Vice  President and Actuary,  as to
     actuarial matters pertaining to the securities being registered.
7.   (a)  Consent of Ernst & Young LLP.
     (b)  Consent of Sutherland, Asbill & Brennan LLP.
     (c)  Consent of Gary K. Hoffman. See Exhibit 2.
     (d)  Consent of KPMG LLP.

----------------------

1    Incorporated  herein by  reference to the Form S-6  Registration  Statement
     (File No.  033-95354)  for Kansas City Life Variable Life Separate  Account
     filed on August 2, 1995.

2    Incorporated  herein by reference to  Pre-Effective  Amendment No. 1 to the
     Form N-4 Registration  statement (File No.  033-89984) for Kansas City Life
     Variable Annuity Separate Account filed on August 25, 1995.

3    Incorporated  herein by reference to  Pre-Effective  Amendment No. 1 to the
     Form S-6  Registration  Statement  (File No.  333-25443)  for  Kansas  City
     Variable Life Separate Account filed on July 15, 1997

4    Incorporated  herein by reference to Post-Effective  Amendment No. 5 to the
     Form S-6  Registration  Statement  (File  No.  33-95354)  for  Kansas  City
     Variable Life Separate Account filed on April 19, 1999.

5    Incorporated  herein by reference to Post-Effective  Amendment No. 2 to the
     Form S-6  Registration  Statement  (File No.  333-25443)  for  Kansas  City
     Life Variable Life Separate Account filed on April 29, 1999.

6    Incorporated  herein by reference to Post-Effective  Amendment No. 7 to the
     Form N-4  Registration  Statement (File No.  33-89984) for Kansas City Life
     Variable Annuity Separate Account filed on August 28, 2000.

7    Incorporated  herein by reference to Pre-Effective  Amendment No. 1 to the
     Form S-6  Registration  Statement (File No. 333-69508) for Kansas City Life
     Variable Life Separate Account filed on September 17, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Kansas City Life Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kansas City and the State of Missouri on the 28th day of December, 2001.

                                             Kansas City Life Variable Life
                                             Separate Account
                                             -----------------------------
                                             Registrant
(SEAL)

                                            Kansas City Life Insurance Company
                                            ------------------------------

                                            Depositor

Attest: /s/ Cheryl Keefer               By: /s/ R. Philip Bixby
        Cheryl Keefer                       R. Philip Bixby, President, CEO, and
                                            Vice Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                        Date

/s/ R. Philip Bixby       President, CEO, Vice Chairman     December 28, 2001
R. Philip Bixby           of the Board

/s/ Richard L. Finn       Senior Vice President, Finance    December 28, 2001
Richard L. Finn           and Director
                          (Principal Financial Officer)

/s/John K. Koetting       Vice President and Controller     December 28, 2001
John K. Koetting          (Principal Accounting Officer)

/s/ J. R. Bixby           Chairman of the Board and
J. R. Bixby               Director                          December 28, 2001

/s/ Walter E. Bixby       Director                          December 28, 2001
W. E. Bixby

/s/ Daryl D. Jensen       Director                          December 28, 2001
Daryl D. Jensen

C. John Malacarne         Director                          December 28, 2001

/s/Jack D. Hayes          Director                          December 28, 2001
Jack D. Hayes

/s/Webb R. Gilmore        Director                          December 28, 2001
Webb R. Gilmore

/s/ Warren J. Hunzicker, M.D.  Director                     December 28, 2001
Warren J. Hunzicker, M.D.

Michael J. Ross           Director                          December 28, 2001

/s/Elizabeth T. Solberg   Director                          December 28, 2001
Elizabeth T. Solberg

E.  Larry Winn Jr.        Director                          December 28, 2001

/s/ Nancy Bixby Hudson    Director                          December 28, 2001
Nancy Bixby Hudson

/s/William R. Blessing    Director                          December 28, 2001
William R. Blessing

/s/Cecil R. Miller        Director                          December 28, 2001
Cecil R. Miller

DECEMBER 2001

DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES FOR CONTRACTS

PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

FOR FLEXIBLE PREMIUM SURVIVORSHIP LIFE INSURANCE CONTRACTS

ISSUED BY

KANSAS CITY LIFE INSURANCE COMPANY

This document sets forth the current administrative procedures that will be followed by Kansas City Life Insurance Company (“Kansas City Life”) in connection with its issuance of individual flexible Premium variable survivorship life insurance contracts (the “Contracts”), the transfer of assets held thereunder, and the redemption by Contract owners (the “Owners”) of their interests in those Contracts. Capitalized terms used herein have the same meaning as in the prospectus for the Contract that is included in the current registration statement on Form S-6 for the Contract as filed with the Securities and Exchange Commission (“Commission” or “SEC”).

I.       Procedures Relating to Purchase and Issuance of the Contracts and Acceptance of Premiums

A.       Offer of the Contracts, Applications, Initial Net Premiums, and Issuance of the Contracts

1.       Offer of the Contracts. The Contracts will be offered and sold for Premiums pursuant to established Premium schedules and underwriting standards in accordance with state insurance laws. Premiums for the Contracts and related insurance charges will not be the same for all Owners selecting the same amount and type of Death Benefit. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays a Premium and related insurance charges commensurate with the Insureds’ mortality risk as actuarially determined utilizing factors such as Age, sex, level of Total Sum Insured, health and occupation of each Insured. A uniform Premium and insurance charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same risk class and same Total Sum Insured. A description of the Monthly Deduction under the Contract, which includes charges for cost of insurance and for optional benefits and/or riders, is in Appendix A to this memorandum.

2.       Application. To purchase a Contract, the Owner must complete an application and submit it through an authorized Kansas City Life agent. An application will not be deemed to be complete unless all required information, including without limitation, age, sex and medical and other background information on each proposed Insured, has been provided in the application.

If the applicant is eligible for temporary insurance coverage, a temporary insurance agreement (“TIA”) should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and the application has been approved, with certain limitations, as long as an initial Premium accompanies the TIA. In accordance with Kansas City Life’s underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial Premium will be returned to the applicant.

3.       Payment of Minimum Initial Premium and Determination of Contract Date. With the TIA, the applicant must pay an initial Premium at the time of application that is at least equal to two months of Guaranteed Monthly Premium (one month of Guaranteed Monthly Premium is required for Contracts when Premiums will be made under a pre-authorized payment or combined billing arrangement). The minimum initial Premium required depends on a number of factors, such as the Age, sex and risk class of the proposed Insureds, the Total Sum Insured, any optional benefits and riders selected and the Planned Premiums the Owner proposes to make. (See “Planned Premium,” below.)

In general, when applications are submitted with the required Premium (and the Premium is submitted in “good order”) the Contract Date will be the same as that of the TIA. For Contracts where the required Premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to seven days. There are several exceptions, described below.

Contract Date Calculated to Be 29th, 30th or 31st of Month
No Contracts will be given a Contract Date of the 29th, 30th or 31st of the month. When values are applied to the new Contract from another contract and the Contract Date would be calculated to be one of these dates, the Contract Date will be the 28th of the month. In all other situations in which the Contract Date would be calculated to be the 29th, 30th or 31st of the month, the Contract Date will be set to the 1st of the next month.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB) -- Premium with Application If PAC or CB is requested and the initial Premium is taken with the application, the Contract Date will be the date of approval. CB is a billing where multiple Kansas City Life contracts are billed together.

Government Allotment (GA) and Federal Allotment (FA) If GA or FA is requested on the application and an initial Premium is taken with the application, the Contract Date will be the date of approval. If GA or FA is requested and no initial Premium is received, the Contract Date will be the date we receive a full monthly allotment.

Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in “good order.” Ordinarily, a check will be deemed to be in “good order” upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in “good order,” it must be accompanied by all required supporting documentation, in whatever form required.

An initial Premium will not be accepted from applicants that are not eligible for TIA coverage. Coverage under the Contract begins on the Contract Date, and Kansas City Life will deduct Contract charges as of the Contract Date.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age (and receive a lower cost of insurance rate). In no case may the Contract Date be more than six months prior to the date the application was completed. Monthly Deduction will be charged from the Contract Date. If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and the application has been approved. (For a discussion of underwriting requirements, see “Underwriting Requirements” below). Kansas City Life will deduct contract charges as of the Contract Date.

4.       Underwriting Requirements. Kansas City Life requires satisfactory evidence of the proposed Insureds’ insurability, which may include a medical examination of the proposed Insureds. The available issue ages are 20 through 85 for each Insured. There are four risk classes available: preferred nontobacco user, standard nontobacco user, preferred tobacco user, tobacco user. Age is determined on the Contract Date based on each Insured’s age last birthday. The minimum Total Sum Insured is $200,000. The minimum Specified Amount is $100,000. The minimum Additional Insurance Amount is $10,000 and the maximum Additional Insurance Amount at the time of issue is four times the Specified Amount. This coverage may increase to a maximum of 8 times the Specified Amount after issue. Acceptance of an application depends on Kansas City Life’s underwriting rules, and Kansas City Life reserves the right to reject an application.

5.       Determination of Owner of the Contract. The Owner of the Contract may exercise all rights provided under the Contract. The Insureds are the Owner, unless a different Owner is named inthe application. The Owner may by Written Notice name a contingent Owner or a new Owner while at least one Insured is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner. The Owner may also be changed prior to both Insureds’ deaths by Written Notice satisfactory to Kansas City Life.

B.       Payment and Acceptance of Additional Premiums

1.       General. Additional unscheduled Premiums can be made at any time while the Contract is in force. Kansas City Life has the right to limit the number and amount of such Premiums, subject to the procedures described below. A loan repayment must be clearly marked as such or it will be credited as a Premium.

2.       Procedures for Accepting Additional Premiums. Premiums must be made by check payable to Kansas City Life Insurance Company or by any other method that Kansas City Life deems acceptable. Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in “good order.” Ordinarily, a check will be deemed to be in good order upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in “good order,” it must be accompanied by all required supporting documentation, in whatever form required.

Total Premiums paid may not exceed Premium limitations for life insurance set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will notify the Owner if a Premium exceeds this limit and will cause the Contract to violate the definition of insurance. The owner may choose to take a refund of the portion of the Premium that is determined to be in excess of applicable limitations, or the Owner may submit an application to increase the Additional Insurance Amount, subject to our underwriting requirements. (See “Underwriting Requirements” above.) Kansas City Life will monitor Contracts and will attempt to notify the Owner on a timely basis if Premiums paid under a Contract exceed the “7-Pay Test” as set forth in the Internal Revenue Code and, therefore, the Contract is in jeopardy of becoming a modified endowment contract.

3.       Planned Premiums. When applying for a Contract, the Owner selects a plan for paying level Premiums at specified intervals, e.g., quarterly, semi-annually, or annually. If the Owner elects, Kansas City Life will also arrange for payment of Planned Premiums on a special monthly or quarterly basis under a pre-authorized payment arrangement. The Owner is not required to pay Premiums in accordance with these plans; rather, the Owner can pay more or less than planned or skip a Planned Premium entirely. Each Premium after the initial Premium must be at least $25. Kansas City Life may increase this minimum limit 90 days after sending the Owner a Written Notice of such increase. Subject to the limits described above, the Owner can change the amount and frequency of Planned Premiums by sending Written Notice to the Home Office. Kansas City Life, however, reserves the right to limit the amount of any increase in planned Premium.

4.       Guaranteed Payment Period and Guaranteed Monthly Premium. A Guaranteed Payment Period is the period during which Kansas City Life guarantees that the Contract will not lapse if the amount of total Premiums paid is greater than or equal to the sum of: (1) the accumulated Guaranteed Monthly Premium in effect on each prior Monthly Anniversary Day, and (2) additional Premium amounts to cover the total amount of any partial surrenders taken and the Loan Balance under the Contract. The Guaranteed Payment Period is three years following the Contract Date.

The Guaranteed Monthly Premium is shown in the Contract. The Guaranteed Monthly Premium varies by the risk class, issue age, and sex of each insured. Additional Premiums for substandard ratings and optional benefits and/or riders are included in the Guaranteed Monthly Premium. However, if changes are made to the optional benefits and/or rider coverage amounts in the first 3 contract years, Kansas City Life will recalculate the Guaranteed Monthly Premium and will notify the Owner of the new Guaranteed Monthly Premium and amend the Owner’s Contract to reflect the change.

5.       Guaranteed Minimum Death Benefit Option and Guaranteed Minimum Death Benefit Option Premium. The optional Guaranteed Minimum Death Benefit Option is available only at issue. This option is not available if Coverage Option B is elected or if the Joint First to Die Rider is issued with the Contract. If this option has been elected, it guarantees payment of the Specified Amount (less any Loan Balance and any past due charges) upon the death of the last surviving Insured, regardless of the Contract’s investment performance, provided that the Guaranteed Minimum Death Benefit Option Premium requirement is met. The Guaranteed Minimum Death Benefit Option does not guarantee any Additional Insurance Amount.

The Guaranteed Minimum Death Benefit Option Premium is the amount, which guarantees that the Guaranteed Minimum Death Benefit Option will remain in effect. The Guaranteed Minimum Death Benefit Option Premium requirement is met if, on each Monthly Anniversary Day:

  the cumulative Premiums paid equal or exceed the cumulative Guaranteed Minimum Death Benefit Option Premiums (the amount of the Guaranteed Minimum Death Benefit Option Premium is shown in the Contract), plus any Loan Balance, where the term “the cumulative Premiums paid” means the amount that is equal to (A) the sum of all Premiums paid, less (B) the sum of all partial surrenders, with (A) and (B) each accumulated at an annual effective interest rate of 4% from the date the Premium is paid, or the partial surrender is taken to the Monthly Anniversary Date on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated, and the term “cumulative Guaranteed Minimum Death Benefit Option Premiums means the amount that is equal to the sum of the Guaranteed Minimum Death Benefit Option Premiums, with each such Premium accumulated at an annual effective interest rate of 4% to the Monthly Anniversary Date on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

If the Guaranteed Minimum Death Benefit Option Premium requirement is not met, the Guaranteed Minimum Death Benefit Option is in default. A 61-day notice period begins on the day Kansas City Life mails the notice that the Guaranteed Minimum Death Benefit Option is in default and the amount of Premium required to maintain the Guaranteed Minimum Death Benefit Option. The default Premium will be the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus any Loan Balance is greater than the cumulative paid Premium. The Guaranteed Minimum Death Benefit Option will terminate if sufficient Premium is not paid by the end of the notice period.

If the policy contains any Additional Insurance Amount coverage or any optional benefits and/or riders, then in addition to testing the Guaranteed Minimum Death Benefit Option Premium requirement as outlined above, the Contract Value will be tested to ensure that the policy is funded at a sufficient level to support the Additional Insurance Amount or other optional benefits and/or riders. On each Monthly Anniversary Day the Cash Surrender Value will be tested to determine if it is sufficient to cover the Monthly Deduction. If not, a 61-day notice period begins on the day Kansas City Life mails notice of the default Premium amount. The default Premium will be equal to the payment which would be sufficient to provide a Cash Surrender Value equal to three Monthly Deduction. If we do not receive payment at least equal to the default Premium by the end of the notice period, we will terminate the Additional Insurance Amount and other optional benefit riders.

There is no charge for this option during the first 10 Contract Years. Beginning in Contract Year 11 a monthly charge per $1,000 of Specified Amount at issue will apply. The Guaranteed Minimum Death Benefit Option is not available for Coverage Option B Contracts, for Contracts on which the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount or for Contracts which include the Joint First to Die Rider. The Guaranteed Minimum Death Benefit Option will terminate upon your request, if the Coverage Option is changed to B or if the amount of the Additional Insurance Amount is increased to more than the Specified Amount.

The Guaranteed Minimum Death Benefit Option may be reactivated within two years of termination of such option. Reactivation requires: (1) written notice to restore the option, (2) evidence of insurability of the Insureds satisfactory to us, unless Reactivation is requested within one year after the beginning of the notice period; and (3) payment of the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus Loan Balance exceeds the cumulative paid Premiums on the date of Reactivation. On the Monthly Anniversary Day on which the Reactivation takes effect, Kansas City Life will deduct from the Contract Value any unpaid Guaranteed Minimum Death Benefit Option charges. Kansas City Life reserves the right to deny Reactivation of the Guaranteed Minimum Death Benefit Option more than once during the life of the Contract.

6.        Premiums Upon Increase in Additional Insurance Amount. Depending on the Contract Value at the time of an increase in the Additional Insured Amount and the amount of the increase requested, an additional Premium may be necessary or a change in the amount of Planned Premiums may be advisable.

7.       Premiums to Prevent Lapse. If the Guaranteed Minimum Death Benefit Option has been elected, the Specified Amount is guaranteed to remain in force as long as the Guaranteed Minimum Death Benefit Option Premium requirement is met on each Monthly Anniversary Day. However, while failure to meet the Guaranteed Minimum Death Benefit Option Premium requirement will cause the Guaranteed Minimum Death Benefit Option to terminate, such failure will not necessarily cause the Contract to lapse. Riders are not guaranteed by the Guaranteed Minimum Death Benefit Option and will terminate if the Cash Surrender Value becomes negative.

a.      During the Guaranteed Payment Period. The Contract will lapse and a Grace Period will start if there is not enough Cash Surrender Value in your Contract to cover the Monthly Deduction; and the Premiums paid are less than required to guarantee lapse won’t occur during the Guaranteed Payment Period. If lapse occurs, the Premium you must pay to keep the Contract in force will be equal to the lesser of the amount to guarantee the Contract won’t lapse during the Guaranteed Payment Period less the accumulated Premiums you have paid; and enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deduction.

b.       After the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if the Cash Surrender Value is not enough to cover the Monthly Deduction. To prevent the Contract from terminating you must pay enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deduction. You must make this payment before the end of the Grace Period.

If the Guaranteed Minimum Death Benefit Option has not been elected or has been removed, a grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A Premium sufficient to provide a Cash Surrender Value equal to three Monthly Deduction must be paid during the grace period to keep the Contract in force.

8.       Grace Period. The grace period is a 61-day period to pay sufficient Premiums to prevent lapse. Kansas City Life will send notice of the Premium amount required to be paid during the grace period to the Owner’s last known address and the address of any assignee of record. The grace period will begin when the notice is sent. The Contract will remain in force during the grace period. If the last surviving Insured should die during the grace period, the Death Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction due on or before the date of the last surviving Insured’s death (and for any Loan Balance). If the grace period Premium has not been paid before the grace period ends, the Contract will lapse. It will have no value and no benefits will be payable. A grace period also may begin if Loan Balance becomes excessive.

C.       Allocation and Crediting of Initial and Additional Premiums

1.       The Separate Account, Subaccounts, and Fixed Account. The variable benefits under the Contract are supported by the Kansas City Life Variable Life Separate Account (the “Variable Account”). The Variable Account currently consists of 30 Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio that is part of one of the following Funds: MFS Variable Insurance Trust (“MFS Trust”), American Century Variable Portfolios Inc. (“American Century Variable Portfolios”), Federated Insurance Series, Federated Global Investment Management Corp., Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., J.P. Morgan Series Trust II, Franklin Templeton Variable Insurance Products Trust, Calamos Advisors Trust, AIM Variable Insurance Fund and Seligman Portfolios, Inc. Each fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Owners also may allocate Contract Value to Kansas City Life’s general account (the “Fixed Account”). Additional Subaccounts may be added from time to time to invest in portfolios of MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Federated Global Investment Management Corp., Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc, J.P. Morgan Series Trust II, Templeton Variable Insurance Products Trust, Calamos Advisors Trust, AIM Variable Insurance Fund and Seligman Portfolios, Inc. or any other investment company.

2.       Allocations Among the Accounts. Net Premiums and Contract Value are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures.

a.       General. In the Contract application, the Owner specifies the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of the allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which Premiums may be allocated, although the number of Subaccounts to which Net Premiums may be allocated will never be less than fifteen. The Owner can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. Changes in allocation may also be made by telephone if a proper authorization has been provided. The change will apply to Premiums received with or after receipt of notice.

b.       Allocation of Initial Net Premium. On the Allocation Date, the initial Net Premium will be allocated to the Money Market subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and an application has been approved, or the date the initial Premium is received in “good order” at the Home Office. Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in “good order.” Ordinarily, a check will be deemed to be in “good order” upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in “good order,” it must be accompanied by all required supporting documentation, in whatever form required. If any additional Premiums are received in “good order” before the Reallocation Date (as defined below), the corresponding Net Premiums also will be allocated to the Money Market Subaccount. On the Reallocation Date, Contract Value in the Money Market Subaccount will be allocated to the Subaccounts and to the Fixed Account based on the Net Premium allocation percentages specified in the application. The Reallocation Date is 30 days after the Allocation Date.

c.       Allocation of Additional Premiums. Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Day they are received at Kansas City Life’s Home Office, except if additional underwriting is required. Premiums requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the Premium has been accepted. (See “Underwriting Requirements” above). If the additional Premium is rejected, Kansas City Life will return the Premium immediately, without any adjustment for investment experience.

II.       Transfers Among Accounts

A. Transfer Privilege

1.       General. After the Reallocation Date, the Owner may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of an amount in the Fixed Account to the Subaccount(s), subject to the restrictions described below. Kansas City Life will make the transfer on the Valuation Day that it receives Written Notice requesting such transfer. Transfers may also be made by telephone, facsimile, or electronic mail if the proper authorization has been provided.

2.       General Restrictions on Transfer Privilege. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account. There is no limit on the number of transfers that can be made among Subaccounts or to the Fixed Account. However, only one transfer may be made from the Fixed Account each Contract Year. (For a description of those restrictions, see “Restrictions on Transfers from Fixed Account,” below.) The first six transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. Kansas City Life will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Request (or telephone, facsimile or electronic mail request) is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to the Owner’s instructions.

An excessive number of transfers, including short-term “market timing” transfers, may adversely affect the performance of the underlying Fund in which a Subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we have the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

3.       Restrictions on Transfers from Fixed Account. One transfer each Contract Year is allowed from the Fixed Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case Kansas City Life will transfer the entire amount.

B.       Dollar Cost Averaging Plan

1.       General. The Dollar Cost Averaging Plan, if elected, enables the Owner to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts. At least $250 must be transferred from the Federated Prime Money Fund II Subaccount each month. The required amounts may be allocated to the Federated Prime Money Fund II Subaccount through initial or subsequent Premiums or by transferring amounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

2.       Election and Operation of the Program. The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to Kansas City Life. The election form allows the Owner to specify the number of months for the Dollar Cost Averaging Plan to be in effect. Changes may be made in dollar cost averaging by telephone, facsimile, or electronic mail if proper authorization has been provided. Dollar cost averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date or the date the Owner requests. Dollar cost averaging will terminate at the completion of the designated number of months, when the value of the Federated Prime Money Fund II Subaccount is completely depleted, or the day Kansas City Life receives Written Notice instructing Kansas City Life to cancel the Dollar Cost Averaging Plan.

Transfers made from the Money Market Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.

C.       Portfolio Rebalancing Plan

1.       General. The Owner may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which the Portfolio Rebalancing Plan commences.

2.       Election and Operation of the Plan. The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. If elected, this plan automatically adjusts the Owner’s portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. Changes may be made in the Portfolio Rebalancing Plan if proper authorization has been provided. If the Dollar Cost Averaging Plan has been elected and has not been completed, the Portfolio Rebalancing Plan will commence on the Monthly Anniversary Day following the termination of the Dollar Cost Averaging Plan. Portfolio rebalancing will terminate when you request any transfer or the day Kansas City Life receive Written Notice instructing us to cancel the Portfolio Rebalancing Plan. If the Contract Value is negative at the time portfolio rebalancing is scheduled, the redistribution will not be completed.

Portfolio rebalancing will terminate when the Owner requests any transfer unless the Owner authorizes a change in allocation at that time or the day Kansas City Life receives written notice instructing Kansas City Life to cancel the plan.

III.       Redemption Procedures: Full and Partial Surrenders, Maturity Benefit, Death Benefits, and Loans

A.       “Free-Look” Period

The Owner may cancel the Contract for a refund during the “Free-Look” Period. This period expires 10 days after the Owner receives the Contract. If the Owner decides to cancel the Contract, the Owner must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will be deemed void. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund Premiums paid. In some states Kansas City Life may be required to refund the greater of Contract Value or Premiums paid.

B.       Surrendering the Contract for Cash Surrender Value

The Owner may surrender the Contract at any time for its Cash Surrender Value by submitting a Written Request to the Home Office. Kansas City Life may require return of the Contract. A surrender charge may apply. A surrender request will be processed as of the date the Owner’s Written Request and all required documents are received. Payment will generally be made within seven calendar days. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. The Owner’s Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated.

C.       Partial Surrenders

1.       General. The Owner may make partial surrenders under the contract at any time, subject to the conditions below. The Owner must submit a Written Request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. This charge will be deducted from the Owner’s Contract Value in addition to the amount requested to be surrendered and will be considered part of the surrender (together, “partial surrender amount”). As of the date Kansas City Life receives a Written Request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.

2.       Allocation of Partial Surrender Among the Accounts. When the Owner requests a partial surrender, the Owner can direct how the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account. If the Owner provides no directions, the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account on a pro-rata basis.

3.       Effect of Partial Surrender on Death Benefit. If Coverage Option A or L is in effect, Kansas City Life will reduce the Contract Value by the partial surrender amount. The Total Sum Insured will be reduced by the partial surrender amount minus the excess, if any, of the Death Benefit over the Total Sum Insured at the time the partial surrender is made. If the partial surrender amount is less than the excess of the Death Benefit over the Total Sum Insured, the Total Sum Insured will not be reduced. If Coverage Option B is in effect Kansas City Life will reduce the Contract Value by the partial surrender amount. Kansas City Life reserves the right to reject a partial surrender request if the partial surrender would reduce the Total Sum Insured below the minimum amount for which the Contract would be issued under Kansas City Life’s then-current rules, as interpreted by Kansas City Life.

4.       Date Partial Surrender Requests Are Processed. Partial surrender requests will be processed as of the date the Owner’s Written Request is received in good order, and generally will be paid within seven calendar days. A Written Request for a partial surrender will be deemed to be good order when, among other things, all required supporting documentation has been received.

D.       Surrender Charge

During the first 10 Contact Years, a Surrender Charge will be deducted from the Contract Value if the Contract is completely surrendered or lapses. The Surrender Charge is based on the Specified Amount at issue. We calculate this charge by multiplying the Surrender Charge for the applicable Ages and sex of each Insured by the Surrender Charge percentages. We then multiply this amount by the Specified Amount, divided by 1,000. The total Surrender Charge will not exceed the maximum Surrender Charge set forth in the Contract.

Any Surrender Charge deducted upon lapse is credited back to the Contract Value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Contract was lapsed will not count.

The Surrender Charges calculated are applicable at the end of each Contract Year. After the first Contract Year, we will pro rate the surrender charges between Contract Years. However, after the end of the 10th Contract Year, there will be no Surrender Charge.

E.       Partial Surrender Fee

Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount.

F.       Redemptions for Monthly Deduction

On the Allocation Date, Kansas City Life will deduct a Monthly Deduction for the Contract Date and each Monthly Anniversary that has occurred prior to or on the Allocation Date. (The Monthly Deduction is described in Appendix A.) Subsequent Monthly Deduction will be made as of each Monthly Anniversary Day thereafter. The Owner’s Contract Date is the date used to determine the Owner’s Monthly Anniversary Day. The Monthly Deduction consists of (1) monthly expense charges, (2) cost of insurance charges, and (3) any charges for optional benefits and/or riders. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

G.       Death Benefits

As long as the Contract remains in force, Kansas City Life will pay the Death Benefit Proceeds upon receipt at the Home Office of proof of the death of the last surviving Insured that Kansas City Life deems satisfactory. Kansas City Life may also require proof of the death of the Insured who died first and may require return of the Contract. The Death Benefit will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof or, if elected, under a payment option. The Death Benefit will be paid to the Beneficiary.

As described below, Kansas City Life will pay Death Benefit proceeds through the Generations Legacy Account. The Generations Legacy Account is an interest-bearing checking account at Generations Bank, an affiliate of Kansas City Life. Interest accrues daily and is paid monthly in the Generations Legacy Account. A Contract Owner or Beneficiary (whichever applicable) has immediate and full access to Death Benefit Proceeds by writing a check on the account. We pay interest on Death Benefit Proceeds from the date of death to the date the Generations Legacy Account is opened.

We will pay Death Benefit Proceeds through the Generations Legacy Account when the Death Benefit Proceeds are paid to an individual.

1.       Amount of Death Benefit Proceeds. The Death Benefit Proceeds payable upon the death of the last surviving Insured are equal to the sum of: (1) the greater of: (a) the Death Benefit under the Coverage Option selected, calculated as of the date of the last surviving Insured’s death, or (b) the Corridor Death Benefit; and (2) an amount equal to any benefits provided by all option benefits or riders, plus any Premiums received after the date of death, minus any Loan Balance on that date, and, if the death occurred during a grace period, minus any past due Monthly Deduction. A minimum Death Benefit may be provided under the Guaranteed Minimum Death Benefit Option. If all or part of the Death Benefit proceeds are paid in one sum, Kansas City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the last surviving Insured’s death to the date of payment.

2.       Coverage Options. The Contract Owner may choose one of three Coverage Options, which will be used to determine the Death Benefit. Under Option A, the Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured. Under Option B, the Death Benefit is the Total Sum Insured on the date of death of the last surviving Insured plus the Contract Value on the date of such death. Under Coverage Option L, the Death Benefit will be the sum of: (1) the Total Sum Insured on the date of death of the last surviving Insured; and (2) the Contract Value on the Contract Anniversary preceding the death of the last surviving Insured multiplied by the applicable Option L Death Benefit Percentage less the Total Sum Insured on that Contract Anniversary. If the amount in (2) of the Option L Death Benefit calculation is less than zero then the Option L Death Benefit will be equal to the amount calculated in (1).

3.       Corridor Death Benefit. The purpose of the Corridor Death Benefit is to ensure that the amount of insurance we provide meets the definition of life insurance under the Internal Revenue Code. We calculate the Corridor Death Benefit by multiplying the Contract Value by the appropriate corridor percentage. The corridor percentages vary by Age, sex, risk class, Specified Amount, Additional Insurance Amount, the number of years coverage has been in effect and any applicable optional benefits or riders.

4.       Initial Total Sum Insured and Coverage Option. The Initial Total Sum Insured is set at the time the Contract is issued. The Owner may change the Total Sum Insured from time to time, as discussed below. The Owner selects the Coverage Option when the Owner applies for the Contract. The Owner also may change the Coverage Option, as discussed below.

5.       Changes in Coverage Option. Kansas City Life has the right to require that no change in Coverage Option occur during the first Contract Year and that no more than one coverage option change can be made in any 12-month period. Coverage Option L is only available at issue. After any change, the Total Sum Insured must be at least $200,000 and the Specified Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day following the date Kansas City Life approves the Owner’s application for change.

If the Coverage Option is B or L, it may be changed to A. The Total Sum Insured will not change. If the Coverage Option is A or L, it may be changed to B subject to evidence of insurability satisfactory to Kansas City Life. (See “Underwriting Requirements,” above.) The new Total Sum Insured will be the greater of the Total Sum Insured less the Contract Value as of the date of change or $25,000. If the Coverage Option is changed to B, the Guaranteed Minimum Death Benefit Option, if in effect, will terminate.

Kansas City Life has the right to decline any Coverage Option change request that Kansas City Life determines would cause the Contract to not qualify as life insurance under applicable tax laws.

6.       Increases in the Additional Insurance Amount. Increases to the Additional Insurance Amount may be made either through scheduled annual increases requested and through unscheduled increases requested at any other time of the Owner’s choosing. The maximum Additional Insurance Amount coverage is four times the Specified Amount at issue. This coverage may increase to a maximum of eight times the Specified Amount after issue under scheduled annual increases.

Scheduled increases to the Additional Insurance Amount, subject to Kansas City Life’s approval, may be based on a flat amount annual increase or a percentage annual increase. Available percentage increases range from 0-25% of the Additional Insurance Amount. The percentage increase will be based on the specified percentage of the Additional Insurance Amount at the time the scheduled increase occurs. Available amounts for a flat amount increase may not exceed a dollar amount equal to 25% of the Additional Insurance Amount at issue. The Guaranteed Minimum Death Benefit Option will not be available if the Additional Insurance Amount is, or is scheduled to, exceed the Specified Amount.

The Owner may request increases to the Additional Insurance Amount other than the annual, scheduled increases available at issue. Kansas City Life reserves the right to require that no increases in Additional Insurance Amount occur during the first Contract Year and that no more than one increase be made in any 12-month period.

Any requested, unscheduled increase in the Additional Insurance Amount must be at least $10,000 and an application must be submitted. Kansas City Life will require satisfactory evidence of insurability. In addition, the Insureds’ attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time. A change in Planned Premiums may be advisable.

The increase in the Additional Insurance Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. If the Additional Insurance Amount is increased to be greater than the Specified Amount, the Guaranteed Minimum Death Benefit Option, if applicable, will terminate. In addition, if the Guaranteed Minimum Death Benefit Option is in force and if the Cash Surrender Value is at any time insufficient to pay monthly deduction for the Contract, the Additional Insurance Amount and riders will terminate in order to preserve the Guaranteed Minimum Death Benefit Option.

7.       Decreases in Total Sum Insured. The Owner may request a decrease in the Total Sum Insured. When a decrease in Total Sum Insured is made, Kansas City Life will first reduce any amount of Additional Insurance Amount remaining and only then reduce the Specified Amount. If the Specified Amount is decreased, the Guaranteed Minimum Death Benefit Option coverage amount will be decreased by the same amount. Under certain circumstances, a partial surrender will result in a decrease in the Total Sum Insured.

Kansas City Life reserves the right to require that no decreases occur during the first Contract Year and that no more than one decrease be made in any 12-month period.

Kansas City Life reserves the right to require that the Total Sum Insured after any decrease be at least $200,000 and the Specified Amount must be at least $100,000. The Owner must provide written notice to the Home Office of his intention to decrease the Total Sum Insured. The effective date of the decrease will be the Monthly Anniversary Day following the date Kansas City Life approves the Owner’s request for a decrease.

Decreasing the Total Sum Insured may have the effect of decreasing monthly Cost of Insurance Charges. However, a decrease in the Total Sum Insured will not decrease the Guaranteed Monthly Premium, Guaranteed Minimum Death Benefit Option Premium, or the Surrender Charges.

H.       Loans

1.       When Loans are Permitted. Prior to the death of the last Insured to die, the Owner may borrow against the Contract at any time by submitting a Written Request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. Loans may also be made by telephone if the appropriate election has been made at the time of application or proper authorization has been provided to us. The maximum loan amount is equal to the Contract’s Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Contract loans will be processed as of the date the Owner’s Written Request is received and approved. Loan proceeds generally will be sent to the Owner within seven calendar days.

2.        Interest. Kansas City Life will charge interest on any Loan Balance at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Loan Balance.

3.       Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract’s Loan Account. A loan will have no immediate effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner may specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interest will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

The Loan Account will be credited with interest at an effective annual rate of not less than 4%. Interest earned on the Loan Account will be added to the Fixed Account.

4.       Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be requested. The maximum amount available for a preferred loan is the Contract Value less Premiums paid and may not exceed the maximum loan amount. The amount in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. The preferred loan provision is not guaranteed.

5.       Loan Repayment.The Owner may repay all or part of the Owner’s Loan Balance at any time while the Insured is living and the Contract is in force. Kansas City Life has the right to require that each loan repayment be at least $50.00. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as “loan repayment” or it will be credited as a Premium. When a loan repayment is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the Premium allocation instructions in effect at that time.

6.        Reduction in Death Benefit. If the Death Benefit becomes payable while a loan is outstanding, the Loan Balance will be deducted in calculating the Death Benefit Proceeds.

7.       Default.If the Loan Account Value exceeds the Contract Value less any applicable Surrender Charge on any Valuation Day, the Contract will be in default. The Owner, and any assignee of record, will be sent notice of the default. The Owner will have a 61-day grace period to submit sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination.

I.       Payment Options

The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. The Owner may apply proceeds of $2,000 or more which are payable under this Contract to any of the following options:

1.       Option 1 - Interest Payments. Kansas City Life will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

2.       Option 2 - Installments of a Specified Amount. Kansas City Life will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

3.       Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

4.       Option 4 - Life Income. Kansas City Life will pay an income during the payee’s lifetime. You also may choose a minimum guaranteed payment period or an installment refund option as part of your life income payment option. The minimum guaranteed payment period guarantees that life income payments will continue after death until payments have been paid for the full guaranteed payment period selected. The installment refund option guarantees that life income payments will continue after death until the total income payments received equal the amount of proceeds applied when the option was initially selected.

5.       Option 5 - Joint and Survivor Income. Kansas City Life will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

6.       Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2000. If payments are less than $50, payments may be made less frequently at Kansas City Life’s option. If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.

7.        Choice of Options. You may choose an option by written notice during the Insured's lifetime. If a payment option is not in effect at the Insured's death, the beneficiary may make a choice.

J.       Delay in Redemptions or Transfers

Kansas City Life will ordinarily pay any Death Benefit Proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life’s Contract Owners.

K.       Telephone, Facsimile and Electronic Mail Transfer, Premium Allocation Changes and Loan Privileges

1.       Election of the Program. Transfers, changes in Premium allocation, changes in Dollar Cost Averaging, changes in Portfolio Rebalancing, and loan requests will be based upon instructions given by telephone, facsimile or electronic mail, provided the proper authorization has been provided to Kansas City Life. Kansas City Life reserves the right to suspend telephone, facsimile or electronic mail transfers, Premium allocation and/or loan privileges at any time, for any reason, if it deems such suspension to be in the best interests of Contract Owners.

2.       Procedures Employed to Confirm Genuineness of Telephone, Facsimile and Electronic Mail Transfer, Premium Allocation Changes and Loan Privileges Instructions. Kansas City Life will employ reasonable procedures to confirm that instructions communicated by telephone, facsimile or electronic mail are genuine, and if Kansas City Life follows those procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. Kansas City Life may be liable for such losses if it does not follow those reasonable procedures. The procedures Kansas City Life will follow for telephone, facsimile or electronic mail transfers, Premium allocation changes and loans include requiring some form of personal identification prior to acting on instructions received, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

APPENDIX A

On the Allocation Date, Kansas City Life will deduct Monthly Deduction for the Contract Date and each Monthly Anniversary that has occurred prior to or on the Allocation Date. Subsequent Monthly Deduction will be made as of each Monthly Anniversary Day thereafter. The Contract Date is the date used to determine Monthly Anniversary Day. The Monthly Deduction consists of (1) Monthly Expense Charges, (2) cost of insurance charges, and (3) any optional benefit charges, as described below. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

       Monthly Expense Charge.

(1) a monthly expense charge of $7.50 for all Contract Years.
(2) A Monthly Per Thousand of Specified Amount Charge based on the issue age of the youngest insured. (See chart below)

                                 Current
----------------------------------------------------------------------------
                                Years 1-10
----------------------------------------------------------------------------
 Youngest Insured       Monthly Per         Youngest         Monthly Per
     Issue Age          Thousand of      Insured Issue       Thousand of
                     Specified Amount         Age         Specified Amount
-------------------- ------------------ ----------------- ------------------
       20-29               $0.07             50-59              $0.18
-------------------- ------------------ ----------------- ------------------
       30-39               $0.09             60-69              $0.28
-------------------- ------------------ ----------------- ------------------
       40-49               $0.14              70+               $0.35
----------------------------------------------------------------------------
                              Years 11+ $0.00
----------------------------------------------------------------------------

       The guaranteed maximum charge is $0.35 Monthly Per Thousand of Specified Amount for all ages and durations.

The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements. The Guaranteed Monthly Expense Charge is guaranteed not to increase.

       Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. Kansas City Life may make a profit from this charge. Any profit may be used to finance distribution expenses. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insureds by the net amount at risk for that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (see “Coverage Options,”), discounted with one month of interest and the Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the monthly equivalent of 4% per year.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on each Insureds’ Age, sex, number of completed Contract Years, Total Sum Insured and risk class, and therefore varies from time to time. Kansas City Life currently places each Insured in the following classes, based on underwriting: Standard Tobacco User, Standard Nontobacco User, Preferred Nontobacco User and Preferred Tobacco User. The Insureds may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Nontobacco User classes.

Kansas City Life places the each Insured in a risk class when the Contract is given underwriting approval, based on Kansas City Life’s underwriting of the application. When an increase in Additional Insurance Amount is requested, Kansas City Life conducts underwriting before approving the increase to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, the lower rates will apply to the entire Total Sum Insured. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Additional Insurance Amount, and the existing risk class will continue to apply to the existing Total Sum Insured.

Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly Cost of Insurance Charge will not exceed the maximum cost of insurance rates set forth in the Contract. The guaranteed rates for standard and preferred risk classes are based on the 1980 Commissioners’ Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates (“1980 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Kansas City Life’s current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract. Current cost of insurance rates will be determined based on Kansas City Life’s expectations as to future mortality experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user standard class are lower than rates for one or both Insureds of the same age and sex in a tobacco user standard class. Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user or tobacco user standard risk class are lower than rates for one or both Insureds of the same age, sex and tobacco user class in a substandard risk class.

       Guaranteed Minimum Death Benefit Option Charge. There is no charge for the Guaranteed Minimum Death Benefit Option in the first ten Contract Years. Beginning in Contract Year 11, the charge will be $.01 per $1,000 on a current basis and $.03 per $1,000 on a guaranteed basis. This charge will be based on the Specified Amount and will be deducted monthly.

       Reduced Charges for Eligible Groups. The charges otherwise applicable may be reduced with respect to Contracts issued to a class of associated individuals or to a trustee, employer or similar entity where Kansas City Life anticipates that the sales to the members of the class will result in lower than normal Premium expense charge and Monthly Deduction from Contract Value. These reductions will be made in accordance with our rules in effect at the time of the application for a Contract. The factors Kansas City Life will consider in determining the eligibility of a particular group for reduced charges and the level of the reduction are as follows: the nature of the association and its organizational framework, the method by which sales will be made to the members of the class, the facility with which Premiums will be collected from the associated individuals and the association capabilities with respect to administrative tasks, the anticipated persistency of the Contract, the size of the class of associated individuals and the number of years it has been in existence and any other such circumstances which justify a reduction in sales or administrative expenses. Any reduction will be reasonable and will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interest of any Contract holder.

       Optional Benefits and/or Riders. The following optional benefits are available and may be added to the Contract. Monthly charges for these optional benefits will be deducted from Contract Value as part of the Monthly Deduction. All of these benefits may not be available in all states.

                 Contract Split Option Rider
                 Issue Ages: 20-75
This rider allows the Owner to split the Contract equally into two individual policies, one on the life of each Insured. This split option will be offered without evidence of insurability under the conditions that the request is made as the result of either (1) the divorce of the two Insureds; or (2) as a result of a change in the Unlimited Federal Estate Tax marital deduction or a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%. Specific other conditions must also be met in order to qualify. When this option is exercised, the existing Contract will be terminated. The new contracts will be based on the Insureds’ Age, sex, and based on risk class at the time of issue of the original Contract. This rider will terminate at the older Insured’s age 80. The rider will also terminate if the Owner elects to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges.

                 Joint First to Die Term Life Insurance Rider
                 Issue Ages: 20-85
This rider covers the Insureds under the Contract and provides yearly renewable term coverage on the first Insured to die on or before the older Insured’s age 100 and while this rider is in force. Coverage amounts may differ between the two Insureds, but the maximum coverage equals the Total Sum Insured and the minimum coverage equals $10,000. The coverage amounts for each Insured under this rider may be increased (subject to insurability) or decreased. The Owner may also choose at issue a schedule for the coverage to decrease annually. The scheduled decreases may be based on the percentage of the coverage amount ranging up to 25% of the rider coverage amount or may be a flat dollar amount. If this rider is elected, the Guaranteed Minimum Death Benefit Option is not available on the Contract.

                Joint Survivorship Four-Year Term Life Insurance Rider
                 Issue Ages: 20-85
This rider provides renewable one-year level term insurance and expires at the end of the fourth contract anniversary year of the rider. The term insurance provides a death benefit payable at the death of the last surviving Insured. The minimum coverage is $100,000 and the maximum coverage is equal to the Total Sum Insured. The rider will also terminate if the Owner elects to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges.

Bonus on Contract Value in the Variable Account
 A bonus may be credited to the Contract on each Monthly Anniversary Day following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 and above and equals an annual rate of 0.125% of the Contract Value in each Subaccount of the Variable Account. We pay these bonus amounts out of savings we derive from the higher values of the contract. We do not guarantee that we will pay the bonus.